2012 NI 43-101 Technical Report on the

Briggs Mine

Inyo County, California

Effective Date: March 26, 2012

Report Date: May 29, 2012

Endorsed by the following Qualified Persons:

Alan C. Noble, P.E.

Michael J. Read, Reg. Mem. SME

William R. Stanley, Reg. Mem. SME

Douglas E. Stewart, P.E.

Date and Signature Pages

Certificate of Author Forms

Alan C. Noble

Ore Reserves Engineering

12254 Applewood Knolls Drive

Lakewood, Colorado 80215 USA

Telephone: 303-237-8271

Facsimile: 303-237-4533

Email: anoble@ore-reserves.com

CERTIFICATE of AUTHOR

This certificate applies to the technical report prepared for Atna Resources Ltd. (the “Issuer”), dated effective March 26, 2012, entitled “2012 NI 43-101 Technical Report on the Briggs Mine, Inyo County, California” (the “Technical Report”).

I, Alan C. Noble, do hereby certify that:

I am currently a self employed independent Mining Engineer doing business as:

Ore Reserves Engineering

12254 Applewood Knolls Drive

Lakewood, Colorado 80215 USA

1.	I am a graduate of the Colorado School of Mines, Golden, Colorado with a Bachelor of Science in Mining Engineering (1970), and have practiced my profession for a total of 42 years.

2.	I am a Registered Professional Engineer in the State of Colorado, USA (PE No. 26112) and am also a member of the Society for Mining, Metallurgy, and Exploration (SME) and a Qualified Person as defined under National Instrument 43-101 by my status as a Registered Professional Engineer.

3.	I have worked as a mining engineer for a total of 42 years since my graduation from university. During this period, I have worked on the mineral resource estimates and mine planning on over 154 mineral deposits, of which 78 were gold deposits.

i

4.	I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be an “independent qualified person” for the purposes of NI 43-101.

5.	I am responsible for Section 14 of the Technical Report as well as relevant portions of Section 1 of the Technical Report.

6.	I have visited the Briggs Mine site on January 13, 2009.

7.	I am independent of the issuer applying all the tests in section 1.5 of National Instrument 43-101.

8.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with the requirements of that instrument and form.

9.	As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 29th day of May 2012

/S/ Alan C. Noble
Signature of Qualified Person

Alan C. Noble
Print name of Qualified Person

ii

Michael J. Read

Principal

Chlumsky, Armbrust and Meyer LLC

12600 West Colfax Boulevard, Suite A-140

Lakewood, Colorado 80215 USA

Telephone: 303-716-1617

Facsimile: 303-716-3386

Email: mread@cam-llc.com

CERTIFICATE of AUTHOR

This certificate applies to the technical report prepared for Atna Resources Ltd. (the “Issuer”), dated effective March 26, 2012, entitled “2012 NI 43-101 Technical Report on the Briggs Mine, Inyo County, California” (the “Technical Report”).

I, Michael J. Read, do hereby certify that:

I am currently employed as an independent consulting mining engineer as Principal with Chlumsky, Armbrust and Meyer LLC:

12600 West Colfax Boulevard, Suite A-140

Lakewood, Colorado 80401 USA

1.	I am a graduate of the Colorado School of Mines, Golden, Colorado with a Bachelor of Science in Mining Engineering (1984), and have practiced my profession for a total of 28 years.

2.	I am a Registered Member of the Society for Mining, Metallurgy, & Exploration (SME Registered Member No. 2651200). I am a Qualified Person as defined under National Instrument 43-101 by my status as a Registered Member of SME.

3.	I have practiced my profession as a mining engineer continuously since graduation for a total of 28 years. I have worked on mining projects in over 19 countries.

4.	I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

iii

5.	I am responsible for Section 15 of the Technical Report as well as relevant portions of Section 1 of the Technical Report.

6.	I have personally visited the Briggs Mine site on March 10, 2009.

7.	I am independent of the issuer applying all the tests in section 1.5 of National Instrument 43-101.

8.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with the requirements of that instrument and form.

9.	As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 29th day of May 2012

/S/ Michael J. Read
Signature of Qualified Person

Michael J. Read
Print name of Qualified Person

iv

William R. Stanley

Vice President Exploration

Atna Resources, Ltd.

14142 Denver West Parkway, Suite 250

Golden, Colorado 80401 USA

Telephone: 303-278-8464

Facsimile: 303-279-3772

Email: wstanley@atna.com

CERTIFICATE of AUTHOR

This certificate applies to the technical report prepared for Atna Resources Ltd. (the “Issuer”), dated effective March 26, 2012, entitled “2012 NI 43-101 Technical Report on the Briggs Mine, Inyo County, California” (the “Technical Report”).

I, William R. Stanley, do hereby certify that:

I am currently employed as Vice President Exploration for the Issuer at:

14142 Denver West Parkway, Suite 250

Golden, Colorado 80401 USA

1.	I am a graduate of the Central Washington University with a Bachelor of Science in Geology (1977), and a Master of Business Administration from the Arizona State University in 2002, and have practiced my profession continuously since 1977.

2.	I am a Registered Member of the Society for Mining, Metallurgy, & Exploration (SME Registered Member No. 3069054), a Licensed Geologist in the State of Washington (License No. 1938) and am a Fellow of the Society of Economic Geologists. I am a Qualified Person as defined under National Instrument 43-101 by my status as a Registered Member of SME.

3.	I have worked as an economic geologist for a total of 35 years since my graduation from university; as an employee of a mining consulting firm, as an employee of major mining companies, and as the Vice President Exploration for Atna Resources, Ltd. My career has principally been focused on the discovery, exploration, and development of gold deposits in the Western United States, Chile, Mexico, and New Zealand having participated in the discovery and/or development of the McLaughlin Mine, California, the Wood Gulch, Ruby Hill, Pinson Underground Mines, Nevada, the El Hueso Mine, Chile and the evaluation of over 100 gold projects including both surface and underground.

v

4.	I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

5.	I am responsible for Sections 4-11, 23, 24, and 27 of the Technical Report as well as relevant portions of Sections 1-3 and 25-26 of the Technical Report.

6.	I have spent extensive time at the Briggs Mine during development drilling activities carried out by the issuer (Atna Resources, Ltd.) from 2008 through the present and continue to have oversight responsibilities for the mine geology, exploration, ore control and development.

7.	I am not an independent of the issuer applying all the tests in section 1.5 of National Instrument 43-101.

8.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with the requirements of that instrument and form.

9.	As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 29th day of May 2012

/S/ William R. Stanley
Signature of Qualified Person

William R. Stanley
Print name of Qualified Person

vi

Douglas E. Stewart

Vice President & Chief Operating Officer

Atna Resources, Ltd.

14142 Denver West Parkway, Suite 250

Golden, Colorado 80401 USA

Telephone: 303-278-8464

Facsimile: 303-279-3772

Email: dstewart@atna.com

CERTIFICATE of AUTHOR

This certificate applies to the technical report prepared for Atna Resources Ltd. (the “Issuer”), dated effective March 26, 2012, entitled “2012 NI 43-101 Technical Report on the Briggs Mine, Inyo County, California” (the “Technical Report”).

I, Douglas E. Stewart, do hereby certify that:

I am currently employed as Vice President & Chief Operating Officer for the Issuer at:

14142 Denver West Parkway, Suite 250

Golden, Colorado 80401 USA

1.	I am a graduate of the South Dakota School of Mines and Technology, with a Bachelor of Science in Mining Engineering (1974), and have practiced my profession continuously since 1974.

2.	I am a Registered Member of the Society for Mining, Metallurgy, & Exploration (SME Registered Member No. 3096550), a Registered Professional Engineer in the State of Colorado (PE No. 16489). I am a Qualified Person as defined under National Instrument 43-101 by my status as a Registered Member of SME and my registration as a Professional Engineer in the State of Colorado.

3.	I have work experience in operations management including total site responsibility, financial analysis, engineering, corporate planning & forecasting. Includes mine start-up situations from advanced exploration, conceptual design through planning, feasibility studies, detailed design and construction and start-up of operations over a total of 38 years since my graduation from South Dakota School of Mines & Technology. I have relevant work experience at mine sites with similar open pit - heap leach operations as General Manager at the Florida Canyon Mine near Imlay, Nevada, as an employee of Pegasus Gold Corporation from 1994 to 1997 and as Mine Superintendant & Project Manager at the Gilt Edge Mine near Deadwood, South Dakota as an employee of Brohm Mining Corporation from 1987 to 1989.

vii

4.	I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

5.	I am responsible for Sections 13, 16 through 24, as well as relevant portions of Sections 1-3 and 25-26 of the Technical Report.

6.	I have spent extensive time at the Briggs Mine in my position as Vice President & Chief Operating Officer with the issuer since joining Atna in 2011 and currently have ongoing overall operational responsibility for the Briggs Mine.

7.	I am not an independent of the issuer applying all the tests in section 1.5 of National Instrument 43-101.

8.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with the requirements of that instrument and form.

9.	As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 29th day of May 2012

/S/ Douglas E. Stewart
Signature of Qualified Person

Douglas E. Stewart
Print name of Qualified Person

viii

Table of Contents

1		SUMMARY (Item 1)		17
2		INTRODUCTION (Item2)		28

	2.1	Terms of Reference and Purpose of the Report		28

	2.1	Qualified Persons		28

	2.2	Personal Inspection		29

	2.3	Sources of Information		29

	2.4	Units of Measure and Abbreviations		29

3		RELIANCE ON OTHER EXPERTS (Item 3)		32
4		PROPERTY DESCRIPTION AND LOCATION (Item 4)		33

	4.1	Property Location		33

	4.2	Land and Mineral Rights		35

5		ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY (Item 5)		37
	5.1	Access		37

	5.2	Climate		37

	5.3	Local Resources and Infrastructure		37

	5.4	Physiography		39

6		HISTORY (Item 6)		40
	6.1	Mining District History		40

	6.2	Property History		40

	6.3	Briggs Mine Reserve and Resource History		41

	6.4	Briggs Mine Production History		43

7		GEOLOGICAL SETTING AND MINERALIZATION (Item 7)		47
	7.1	Regional Geologic Setting		47

	7.2	Local Geology and Structural Setting		49

	7.3	Mineralization		54

		7.3.1	Goldtooth and Goldtooth Hanging Wall Zones	55

		7.3.2	BSU	57

		7.3.3	Main Briggs	58

		7.3.4	North Briggs	59

		7.3.5	Deep Briggs	61

ix

8		DEPOSIT TYPES (Item 8)		62
9		EXPLORATION (Item 9)		65
10		DRILLING (Item 10)		66
	10.1	Summary		66

	10.2	Pre-1988 Drilling Programs		66

	10.3	1988 and 1989 Addwest Gold Drilling		66

	10.4	1990 through 2003 Canyon Resources Drilling		67

	10.5	2005 through 2008 Canyon Resources Drilling		67

	10.6	2008 through 2009 Atna Drilling		68

	10.7	2011 Atna Drilling		68

11		SAMPLE PREPARATION, ANALYSIS, AND SECURITY (Item 11)		71
	11.1	Core Drilling		71

	11.2	Reverse Circulation Rotary Drilling		72

	11.3	Security for Reverse Circulation and Core Samples		73

	11.4	Sample Preparation and Analysis		73

		11.4.1	Summary	73

		11.4.2	Drill Sample Preparation	74

	11.5	Analytical Quality Control - Blanks, Reference Materials, and Duplicates		75

	11.6	Analytical Blanks		76

		11.6.1	Analytical Reference Sample Results	79

12		DATA VERIFICATION (Item 12)		109
13		MINERAL PROCESSING AND METALLURGICAL TESTING (Item 13)		110
14		MINERAL RESOURCE ESTIMATE (Item 14)		113
	14.1	Drill Hole Data		113

	14.2	Topographic Data		113

	14.3	Tonnage Factors (Density)		113

	14.4	Block Models		113

	14.5	Mine-Fill Models		116

	14.6	Mineral Envelope Models		117

	14.7	Goldtooth Zone		118

	14.8	Goldtooth Hanging Wall Zones		120

	14.9	Other Zones		120

x

	14.10	Compositing		120

		14.10.1	Goldtooth Zone Composites	120

	14.11	Basic Statistics		121

	14.12	Variograms		124

	14.13	Grade Estimation		125

	14.14	Resource Classes		127

	14.15	Resource Summary		127

15		MINERAL RESERVE ESTIMATES (Item 15)		129
	15.1	Open Pit Optimization		129

		15.1.1	Reserve Model	129

		15.1.2	Block Valuation	129

		15.1.3	Mineral Reserve Parameters	129

		15.1.4	Geotechnical Input - Slope Angles	131

	15.2	Pit Design		131

	15.3	Mineral Reserve Statement		134

16		MINING METHODS (Item 16)		136
17		RECOVERY METHODS (Item 17)		139
18		PROJECT INFRASTRUCTURE (Item 18)		143
19		MARKET STUDIES AND CONTRACTS (Item 19)		144
	19.1	Gold Market		144

	19.2	Contracts		144

20		ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACTS (Item 20)		146
	20.1	Regulatory Framework		146

	20.2	Community/Social		148

	20.3	Wild Life, Fauna, and Flora		148

	20.4	Permits and Reclamation Requirements		148

	20.5	Current Reclamation Bond Amount		151

	20.6	Actual Versus Bond Amount Reclamation Costs		151

21		CAPITAL AND OPERATING COSTS (Item 21)		152
	21.1	Future Capital Costs		152

xi

	21.2	Current Costs	152

	21.3	Future Cost Projection	154

22		ECONOMIC ANALYSIS (Item 22)	156
23		ADJACENT PROPERTIES (Item 23)	157
24		OTHER RELEVANT DATA AND INFORMATION (Item 24)	158
25		INTERPRETATIONS AND CONCLUSIONS (Item 25)	159
26		RECOMMENDATIONS (Item 26)	160
27		REFERENCES (Item 27)	161
APPENDIX A – Mineral Property List			163
APPENDIX B – List of Drill Hole Collars			175

xii

List of Figures

Figure 1-1 Briggs Mine Location Map	18
Figure 4-1 Location Map of the Briggs Mine	34
Figure 4-2 Briggs Mine Land Map	36
Figure 5-1 Briggs Mine Site and Facility Map	38
Figure 7-1 Regional Geology of the Panamint Range	48
Figure 7-2 Generalized Geology of Briggs Area	51
Figure 7-3 Schematic Sections through the North and Goldtooth Pits	52
Figure 7-4 Perspective view of the Briggs mineralized zones looking northeast.	54
Figure 7-5 Perspective view of the Briggs mineralized zones looking east.	55
Figure 7-6 Photograph showing fault dragging in the Goldtooth pit – looking north	56
Figure 7-7 Section 7450N Goldtooth Pit area (looking north)	57
Figure 7-8 Section 8900N BSU Pit area (looking north)	58
Figure 7-9 Section 10,100N Main Briggs Pit area (looking north)	59
Figure 7-10 Section 11,100N North Briggs Resource/Reserve area (looking north)	60
Figure 7-11 Section 10,100N Main Briggs Pit area (looking north)	61
Figure 8-1 HQ core Main Briggs Deposit, PNC011, 354 feet, 0.047 oz/ton Au	63
Figure 10-1 Drill Hole Location Map, Briggs Mine	70
Figure 11-1 Gold assay results from “Blank” submitted with drill samples.	76
Figure 11-2 Gold Analysis for Lava Rock “Blank” Materials Submitted in 2008 Canyon Drill Program	77
Figure 11-3 Gold Analysis for Marble “Blank” Materials Submitted in 2008 Canyon Drill Program	78
Figure 11-4 Atna Blank Sample Assay Results	79
Figure 11-5 Gold assay Standard SG14, 2005-2006 drill program.	80
Figure 11-6 Gold assay Standard SK21, 2005-2006 drill program.	81
Figure 11-7 Gold assay Standard SK33, 2005-2006 drill program.	82
Figure 11-7 Gold assays Standard SG 14 - 2008 drill program.	82
Figure 11-8 Gold assay Standard SK 33 - 2008 drill program.	83
Figure 11-9 Scatter Plot of Analytical Results for Reference Material OxA71- 0.0849 ppm Au.	85
Figure 11-10 Scatter Plot of Analytical Results for Reference Material OxC58, 0.201 ppm Au.	86
Figure 11-12 Scatter Plot of Analytical Results for Reference Material OxC72, 0.205 ppm Au.	87
Figure 11-13 Scatter Plot of Analytical Results for Reference Material OxD57, 0.413 ppm Au.	88
Figure 11-14 Scatter Plot of Analytical Results for Reference Material OxE86, 0.613 ppm Au.	89
Figure 11-15 Scatter Plot of Analytical Results for Reference Material OxF65, 0.805 ppm Au.	90
Figure 11-16 Scatter Plot of Analytical Results for Reference Material OxH66, 1.285 ppm Au.	91
Figure 11-17 Scatter Plot of Analytical Results for Reference Material OxI67, 1.817 ppm Au.	92
Figure 11-18 Scatter Plot of Analytical Results for Reference Material OxJ36, 2.398 ppm Au.	93
Figure 11-19 Scatter Plot of Analytical Results for Reference Material OxJ68, 2.342 ppm Au.	94

xiii

Figure 11-20 Scatter Plot of Analytical Results for Reference Material OxK69, 3.583 ppm Au.	95
Figure 11-21 Scatter Plot of Analytical Results for Reference Material OxN33, 7.378 ppm Au.	96
Figure 11-22 Scatter Plot of Analytical Results for Reference Material OxP32, 14.99 ppm Au.	97
Figure 11-23 Scatter Plot of Analytical Results for Reference Material SE19, 0.583 ppm Au.	98
Figure 11-24 Scatter Plot of Analytical Results for Reference Material SF45, 0.848 ppm Au.	99
Figure 11-25 Scatter Plot of Analytical Results for Reference Material SG14, 0.989 ppm Au.	100
Figure 11-26 Scatter Plot of Analytical Results for Reference Material SG31, 0.996 ppm Au.	101
Figure 11-27 Scatter Plot of Analytical Results for Reference Material SH24, 1.326 ppm Au.	102
Figure 11-28 Scatter Plot of Analytical Results for Reference Material SI15, 1.805 ppm Au.	103
Figure 11-29 Scatter Plot of Analytical Results for Reference Material SI42, 1.761 ppm Au.	104
Figure 11-30 Scatter Plot of Analytical Results for Reference Material SI54, 1.780 ppm Au.	105
Figure 11-31 Scatter Plot of Analytical Results for Reference Material SJ53, 2.637 ppm Au.	106
Figure 11-32 Scatter Plot of Analytical Results for Reference Material SK33, 4.041 ppm Au.	107
Figure 11-33 Scatter Plot of Analytical Results for Reference Material SQ28, 30.14 ppm Au.	108
Figure 13-1 - Cumulative Actual Gold Recovery vs Target Recovery	111
Figure 14-1 Plan map showing the Full Model Area (Tan) and the Goldtooth Model Area (pink) superimposed over 2009 topography	115
Figure 14-2 Plan map showing the Briggs mineral envelope models.	117
Figure 14-3 Plan map and detail of the Goldtooth fault and the Goldtooth mineral zone on the 1300 elevation bench.	119
Figure 14-4 Histograms and cumulative frequency plots for composited gold grade by mineral zone.	122
Figure 15-1 Main Briggs and North Main Briggs 2012 Ultimate Pit Designs	132
Figure 15-2 Goldtooth 2012 Ultimate Pit Design	133
Figure 16-1 Briggs Mine Site and Facility Map	137
Figure 17-1 Briggs Mine Process Flow	140
Figure 19-1 Gold Price (London Fixed) – January 2000 to January 2012	144

xiv

List of Tables

Table 1-1 Briggs Mine Gold Production 1996 - 2011	19
Table 1-2 Summary Remaining Measured and Indicated Resource 12/31/2011	22
Table 1-3 Summary Remaining Inferred Resource at 12/31/2011	22
Table 1-4 Estimate of Remaining Open Pit Mineral Reserves at Briggs	23
Table 1-5 Briggs Future Production Schedule	25
Table 1-6 Briggs Actual Costs Q1 2012	26
Table 1-7 Briggs Open Pit Mining Costs by Function ($/Ton Mined)	26
Table 6-1 Briggs Mine Exploration and Development History	41
Table 6-22009 Briggs Mine Mineral Resource Estimate	42
Table 6-3 2009 Estimated Proven and Probable Reserves Briggs Mine	43
Table 6-4 Production History of Briggs	44
Table 7-1 Stratigraphic Column of the Panamint Range	48
Table 9-1 History of Exploration and Development of Briggs	65
Table 11-1 Reference Materials Utilized in 2008-2009 and 2011 Drilling	83
Table 12-1 Database Error Check Results	109
Table 13-1 Monthly Crusher Composite Column and Bottle Roll Test Results	112
Table 14-1 Block Model Size and Location Parameters (Full Model)	114
Table 14-2 Block Model Size and Location Parameters (Goldtooth Detail Model)	114
Table 14-3 Logical Table for Assigning MINEFILL Codes	116
Table 14-4 Summary of Drill Hole Assay Statistics by Lithology	121
Table 14-5 Summary of Composite Statistics by Zone	123
Table 14-6 Summary of Variogram Models by Zone	124
Table 14-7 Composite Capping Factors for Gold-Grade Estimation	125
Table 14-8 Search Ellipse Parameters for Gold-Grade Estimation	125
Table 14-9 Estimation Parameters for Gold-Grade Estimation	126
Table 14-10 Comparison of IDP Estimates to NN Estimates	126
Table 14-11 Parameters for Resource Classification	127
Table 14-12 Summary Remaining Measured and Indicated Resource at 12/31/2011	128
Table 14-13 Summary Remaining Inferred Resource at 12/31/2011	128
Table 15-1 Reserve Parameters	130
Table 15-2 Pit Slope Specifications	131
Table 15-3 Briggs Mine Proven and Probable Reserves (12/31/2011)	134
Table 16-1 Major Mine Equipment	138
Table 17-1 Briggs Future Production Schedule	142
Table 20-1 Permits and Approvals Associated with Briggs Mine	147
Table 20-2 Reclamation expenditure summary	151
Table 21-1 Briggs Actual Capital Costs	152
Table 21-2 Briggs Open Pit Mining Costs by Function	153

xv

Table 21-3 Briggs Process Costs by Function	153
Table 21-4 Briggs General & Administrative Costs by Function	154
Table 21-5 Briggs Open Pit Mining Costs by Function ($/ton of material mined)	154
Table 21-6 Briggs Process Costs by Function($/Ton Crushed)	155
Table 21-7 Briggs General & Administrative Costs by Function ($/Ton Crushed)	155

xvi

1	SUMMARY (Item 1)

Atna Resources, Ltd. (Atna), a producing issuer as defined under Canadian National Instrument 43-101 (NI43-101), has prepared this Technical Report (Report) to consolidate information in relation to the mineral resource estimate, mineral reserve estimate and operating and cost information for the Briggs Mine (Briggs) in Inyo County, California. Briggs is 100 percent owned by CR Briggs Corporation (CRB), a wholly owned subsidiary of Atna.

This report was prepared according to NI 43-101 Standards of Disclosure for Mineral Projects and guidelines for technical reporting Canadian Institute of Mining, Metallurgy and Petroleum (CIM) “Best Practices and Reporting Guidelines” for disclosing mineral exploration. The mineral resource estimate, mineral reserve, production data, and interpretations and conclusions reported here are based on technical data available prior to the effective date of this report, March 26, 2012. All measurements used at Briggs are in Imperial units and all references to dollars are United States dollars unless otherwise noted.

Briggs is located in Inyo County, California about 50 miles northeast of the town of Ridgecrest, California. Access from Ridgecrest is via State Highway 178 north through Trona to the town site of Ballarat, then south 7 miles on gravel roads to the Mine site. The location of the property is shown in Figure 1-1.

Inyo County and specifically the area of the Briggs Mine, is in the desert region of California. Precipitation is rare occurring principally in the winter months and averages 3.8 inches annually. The mine site is located on the rugged, deeply incised, western slopes of the Panamint Range to the west of Death Valley National Park at elevations between 1,000 feet to 3,000 feet above sea level. Due to the arid climate, vegetation is sparse. Creosote bush, buckwheat and cacti are the most abundant vegetation in the area of the mine.

The history of the mine and district covers the period from the late 1800s through the present mining operation. Gold was first discovered to the north of Briggs in the 1890s and first recorded exploration at Briggs was in the 1930s. Mr. Harry Briggs conducted exploration, underground development and minor production until modern exploration began in the early 1970s. Various companies examined the Briggs area from the 1970s through mid-1980s and conducted surface mapping, sampling, and several shallow drill programs. Addwest Gold Inc. was the first company to discover the larger low-grade gold mineralized zones at Briggs in the late-1980s and began development drilling of the project in 1988. Canyon Resources Corporation (Canyon) continued the development work after acquiring Addwest in 1989.

17

Ballarat
N
Pleasent Canyon
Middle Park Canyon
Alkali Flats
Shephard Canyon
Anthony Mill
South Park Canyon
T22S
T23S
Big Horn Canyon
Water Canyon
R42E
R43E
178
Briggs Mine
Redlands Canyon
PANAMINT
Manly Peak
PANAMINT
R43E
R44E
R44E
R45E
Fish Canyon
T23S
T24S
Coyote Canyon
RANGE
ARGUS
RANGE
VALLEY
SLATE
Valley Wells
Wilson Canyon
Trone Airport
Copper Queen Canyon
T24S
T25S
Naval Reservation
RANGE
Pioneer Point
Trona
Argue
Searles Lake
R43E
R44E
R44E
R45E
Bishop
Big Pine
Fort Independence
Independence
Lone Pine
Keeler
Nevada
California
Furnace Creek
Detail Area
25 Miles
Inyo Co., California
California
Inyo Co.
Explanation
Major Road
Secondary Road
Gold Deposit
Briggs Mine
Inyo County, California

]

Figure 1-1 Briggs Mine Location Map

18

Canyon completed feasibility work on Briggs, constructed the mine and commenced open pit, heap leach, and gold production in 1996. Production continued through 2004 when the mine was closed due to low gold prices. The mine produced over 550,000 ounces of gold from 1996 through 2004.

After the merger of Atna with Canyon in 2008, Atna began re-commissioning the mine site infrastructure, construction of additional leach pad cells, and pre-stripping at the mine. Ore was sent to the leach pad in the second quarter of 2009 and the first gold pour was completed in May 2009. Atna has operated the mine continuously since 2009 and has produced an additional 68,398 ounces of gold since re-starting the mine (production through 12/31/2011). Table 1-1 summarizes the past production of the Briggs Mine.

Table 1-1 Briggs Mine Gold Production 1996 - 2011

Year	Open Pit Tons	Open Pit oz/ton Au	OP Ozs Mined	UG Tons	UG oz/ton Au	UG Ozs Mined	Ounces Produced	Cost $/oz Au
1996	814,800	0.043	34,680				3,414	$1,362
1997	2,845,300	0.033	93,202				66,768	$367
1998	3,577,600	0.029	102,840				80,316	$302
1999	5,183,100	0.025	131,820				86,669	$286
2000	4,118,859	0.024	98,838				86,621	$274
2001	3,685,800	0.035	129,707	21,700	0.193	4,180	96,141	$256
2002	1,837,900	0.036	65,930	89,700	0.187	16,800	57,058	$315
2003	837,300	0.040	33,450				36,645	$380
2004	575,913	0.047	27,058				29,662	$281
2005							9,289	$215
2006							2020	$515
2007							0	0
2008							0	0
2009	1,334,194	0.018	24,272				11,198	$908
2010	2,381,900	0.016	38,000				25,000	$948
2011	2,645,900	0.016	43,500				32,200	$922
Totals	29,837,666	0.028	823,297	111,400	0.188	20,980	623,001	$306

19

The Briggs property consists of 161 unpatented federal lode mining claims and 15 unpatented federal millsite claims. The lode claims cover an area of 2,815 acres and the millsite claims cover an additional 75 acres. Claims held by Atna covering the mine site and resource/reserve areas within the mine permit boundary are not subject to any underlying leases, lease payments, royalties or other encumbrances apart from the paramount title of the United States. All claims are believed to be in good standing and no liens have been assessed against the property. Appendix A lists the mineral properties held by Atna at the Briggs Mine and the vicinity. Briggs retains all required permits for operations. For a full listing of the 28 various permits and approvals required at Briggs see Table 20.4.

  Geologically the mine is located in the Basin and Range Province of the Western United States characterized by north-south trending mountain ranges and intervening valleys. The western side of the Panamint Mountains is underlain principally by Proterozoic metamorphic rocks and Mesozoic intrusions. Gold mineralization at the Briggs mine is hosted within a package of Proterozoic-age quartzo-feldspathic gneiss and interfolded amphibolite bodies. High angle normal faulting provides strong geologic controls on mineralization and were the primary conduits for gold mineralizing solutions. The most significant mineralized fault at the Briggs Mine is the Goldtooth which anchors mineralization in the Goldtooth pit area and provided the principal mineralizing feeder fault to the remaining gold deposits at Briggs. Mineralization is characterized by the introduction of 0.5 percent to 2 percent pyrite, both as disseminations and as concentrations along the high-angle fault zones. The gold system is considered mesothermal in nature showing no significant change in gangue mineralogy or trace element geochemistry over the over 2,000 vertical feet mined and/or explored. The eastern-belt of the Mother Lode Gold District in California represents the most similar set of deposits in the western USA.

The Briggs Mine contains four principal gold deposits. Three of the four have been or are being mined and they are; North Briggs, Main Briggs, BSU (Briggs South Ultimate), and Goldtooth. Atna’s exploration in 2008 through 2011 established the presence of a new zone of mineralization beneath the Main Briggs zone called Deep Briggs and a portion of this ore body will be mined in the future and is contained within the proven and probable reserves estimated in this Technical Report.

The exploration and development drill-hole database contains 910 drill holes totaling over 340,000 linear feet of drilling and over 68,000 assay intervals. The vast majority of the drilling was conducted by reverse circulation rotary methods with core drilling primarily completed for slope stability, pit slope design and metallurgical sample acquisition.

Both Atna and Canyon have well-documented internal quality control and quality assurance protocols (QA/QC). The protocols call for insertion of certified analytical standards and blanks into all drill-hole sample shipments as well as duplicate assays and samples. All sample preparation and assaying was conducted by third-party analytical laboratories with ISO certifications. Standards and blanks samples have been evaluated and no major analytical issues appear to be present in the data used to estimate the resources and reserves reported in this Technical Report. Sampling methods and sample security were conducted in accordance with industry standards and the authors have no reason to believe that the samples or analytical work has be compromised in any way.

20

Mr. Alan Noble, of Ore Reserves Engineering, has estimated the remaining mineral resources for the Briggs Mine as of December 31, 2011. This estimate includes all exploration and development drilling completed through year-end 2011 and incorporates the final, year-end topography (as-mined). The resource estimate utilizes the rigorous analysis from the author’s 2009 Technical Report. Additional variography and basic statistical analysis for the data set was completed and indicates the assumptions made in the 2009 resource estimate remain valid.

Table 1-2 and Table 1-3 display the remaining Mineral Resources for Briggs. Total Measured and Indicated Mineral Resources at Briggs are: 33.6 million tons grading 0.020 oz/ton gold. The Measured and Indicated Resource contains an estimated 661,700 ounces of gold. An additional 12.9 million tons grading 0.018 oz/ton gold and containing an estimated 228,600 ounces of gold is present in the Inferred confidence level category.

21

Table 1-2 Summary Remaining Measured and Indicated Resource 12/31/2011

Class	Zone	Cutoff	Tons	Grade (oz/ton Au)	oz Gold
	Goldtooth	0.006	3,326,000	0.032	108,400
	Goldtooth HW	0.006	648,000	0.011	7,300
	Main West	0.006	3,248,000	0.016	52,000
Measured	Main East (BSU)	0.006	700,000	0.016	11,400
	North	0.006	4,124,000	0.016	65,400
	Deep	0.006	1,260,000	0.027	33,800
	Total	0.006	13,306,000	0.021	278,000
	Goldtooth	0.006	5,176,000	0.029	149,600
	Goldtooth HW	0.006	1,992,000	0.011	22,000
	Main West	0.006	1,904,000	0.015	29,300
Indicated	Main East (BSU)	0.006	840,000	0.017	13,900
	North	0.006	7,464,000	0.014	105,800
	Deep	0.006	2,917,000	0.022	63,100
	Total	0.006	20,293,000	0.019	383,700
	Goldtooth	0.006	8,501,000	0.030	257,900
	Goldtooth HW	0.006	2,640,000	0.011	29,300
	Main West	0.006	5,153,000	0.016	81,300
Measured + Indicated	Main East (BSU)	0.006	1,540,000	0.016	25,300
	Deep	0.006	11,588,000	0.015	170,900
	North	0.006	4,177,000	0.023	96,900
	Total	0.006	33,598,000	0.020	661,700

Table 1-3 Summary Remaining Inferred Resource at 12/31/2011

Briggs Inferred Resource
	Zone	Cutoff	Tons	Grade (oz/ton Au)	oz Gold
	Goldtooth	0.006	4,249,000	0.025	104,600
	Goldtooth HW	0.006	1,948,000	0.011	22,300
	Main West	0.006	203,000	0.015	3,100
Inferred	Main East (BSU)	0.006	200,000	0.020	4,300
	Deep	0.006	4,414,000	0.012	52,100
	North	0.006	1,926,000	0.022	42,100
	Total	0.006	12,940,000	0.018	228,600

Mineral Reserves in Table 1-4 are included in the Mineral Resources in Table 1-2 and Table 1-3.

Table 1-4 displays the Briggs’ Proven and Probable Reserves at December 31, 2011. These reserves represent the portion of the Mineral Resources shown in Table 1-2 (Measured and Indicated Resources) which are estimated to be economically extractable under current gold prices and operating costs. The gold price utilized to estimate the reserves was US$1,300 per ounce and is based upon a three-year look back on the gold price as of February 29, 2012.

22

Mineral Reserves estimates are based upon the use of current mining equipment, crushing equipment, and actual operating costs from the first quarter of 2012.

Table 1-4 Estimate of Remaining Open Pit Mineral Reserves at Briggs

		Ore (>= 0.0066 oz Au/ton, incremental leach cutoff)
Area	Category	Tons	Au Grade (opt)	Au Ounces (Contained)
	Proven	3,263,645	0.0165	53,910
Briggs Main	Probable	2,130,672	0.0156	33,214
	Sub-Total	5,394,317	0.0162	87,124

	Proven	974,340	0.0182	17,708
Briggs Main North	Probable	1,090,113	0.0192	20,912
	Sub-Total	2,064,454	0.0187	38,620

	Proven	739,871	0.0321	23,753
Goldtooth - North	Probable	1,284,196	0.0229	29,453
	Sub-Total	2,024,067	0.0263	53,206

	Proven	1,318,408	0.0253	33,418
Goldtooth - South	Probable	1,437,045	0.0241	34,562
	Sub-Total	2,755,453	0.0247	67,980

	Proven	6,296,265	0.0205	128,788
Total - All Areas	Probable	5,942,026	0.0199	118,141
	Grand Total	12,238,290	0.0202	246,929

Notes to Accompany Mineral Reserve Table:

The effective date of the Mineral Reserves is 31 December 2011.

Mineral Reserves are reported using a gold price of US$1,300/oz Au.

Mineral Reserves are reported using a gold cutoff grade of 0.0066 oz/ton Au.

The above mineral reserve estimate is classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum’s “CIM Definition Standards - For Mineral Resources and Mineral Reserves” in accordance with the requirements of National Instrument 43-101 “Standards of Disclosure for Mineral Projects”.

Based on historical results and new column and bottle roll metallurgical testing, all ores would be crushed to 80-85 percent passing ¼” minus. Recovery models are based on using an estimated 80 percent recovery spread over an 18 month period. The 18 month period includes three rest periods of two months each to account for stacking operations that require sections of the leach pad to be dried to enable stacker operation prior to the placement of an additional stacked lift. Currently modeled recovery of placed ore is 78.6 percent after the leaching of over 7.0 million tons since restart in 2009. A component of this difference in actual recovery versus target can be attributed to a shortfall in actual time under leach for certain sections of the pad due to conveyor placement. It is anticipated that global gold recovery will achieve if not exceeded target once stacking operations have been completed and the full leach cycle can be achieved on the entire pad.

23

Briggs is a conventional open-pit, hard-rock mine. The mine operates with three crews who nominally work 10 hours per shift, four days per week on a rotational shift schedule. Effectively, the mine operates six days per week, 20 hours per day, less scheduled holidays. The mine department employs approximately 60 personnel. The mine design was based on past mining experience and recommendations by third party geotechnical consultants.

A total of four pit areas are being mined. These include the Briggs Main, Briggs Main North, Goldtooth North and Goldtooth South pits. The mine utilizes 20 foot mining benches and slope angles vary by sector and by pit throughout the mine, but typically range from 48 degrees to 55 degrees. Nominal haul-road width is 80 feet and minimum pushback width is 100 feet.

Mining at Briggs utilizes the following standard techniques:

•	Blasthole drilling is accomplished with large rotary blasthole rigs with 6.5-inch holes.
•	Blasting utilizes conventional ANFO explosive with commercial boosters, detonators and timers.
•	Ore control is based on assay of the blasthole cuttings taken from under-deck samplers on the rotary blasthole rigs.
•	Loading is by front-end loader (CAT 992 class) mining on a 20-foot bench.
•	Haulage is with 85-ton to 100-ton (CAT 777 class) trucks.

Briggs is operated as a conventional crush, heap-leaching facility that has now processed over 30 million tons of ore to recover in excess of 630,000 ounces of gold. The crusher is operated on a seven day per week 24 hours per day schedule with 24 hours of scheduled maintenance downtime spread throughout the week. Current crusher production levels are budgeted at 3.2 million tons per annum rate. A system of fixed and mobile conveyors transports and stacks ore on the permanent, dedicated leach pad. Ore is stacked in lifts 30 feet high to a total height of 190 feet.

Crushed ore is leached using a dilute solution of cyanide which is distributed over the heap by a drip irrigation system. The solution percolates through the heap, dissolving gold, and then flows to storage ponds. The pregnant solution is processed in two five-stage carbon adsorption circuits. Gold from solution is adsorbed on carbon and is subsequently desorbed in a pressure stripping circuit. An electrowinning operation produces sludge from cathodes that is smelted to produce doré bullion. The Briggs refinery typically produces a doré of 70 percent gold and 20 percent silver.

24

Table 1-5 presents the annual the annual estimated ore and waste tons to be mined, crushed and the gold production and cumulative metal recovery.

Table 1-5 Briggs Future Production Schedule

	2013	2014	2015	2016	2017
Ore Tons Mined	3,228,079	3,063,100	2,834,437	1,132,992	0
Waste Tons Mined	6,902,500	11,687,475	11,551,157	3,316,292	0
Total Tons Mined	10,130,579	14,750,576	14,385,594	4,449,284	0
Ore Grade Mined (oz/ton Au)	0.022	0.024	0.015	0.018	0
Contained Au Ounces Mined	72,417	72,610	41,680	20,701	0
Tons of Ore to Stockpile	89,055	50,031	290,115	0	0
Tons of Ore Mined to Crusher	3,096,867	2,895,034	2,712,389	1,132,992	0
Tons of Ore from Stockpile to Crusher	89,055	50,031	290,115	0	0
Total Tons to Crusher	3,185,921	2,945,065	3,002,504	1,132,992	0
Grade to Crusher (oz/ton Au)	0.022	0.024	0.015	0.018	0
Contained Ounces Au to Crusher	71,072	71,020	44,741	20,701	0
Ounces Au Produced after Processing	52,183	61,429	39,717	25,167	1,863

Briggs generates its own power from a power plant containing four 1.1 MW Caterpillar diesel generator units. The estimated cost of the electricity produced averages between $0.20 and $0.24 per kWh over the life of the project depending of the price of diesel and includes leasing charges, fuel, and maintenance costs.

Water for the mining and processing operations is provided by two wells installed near the western boundary of the leach pad and plant site. The groundwater in the Panamint Valley is poor quality, with a high level of dissolved solids, especially sodium chloride.

Gold price has increased significantly over the last 10 year period. Based on London fixed pricing, the 2012 average gold price for the first two months of 2012 was $1,699.36 per ounce and the trailing three year average as of February 29, 2012 was $1,299 per ounce. This Technical Report evaluates the Briggs project economics using a three-year trailing average gold price of $1,300 per ounce. In the first quarter of 2012, Briggs produced gold at an actual average cash cost of $897 per ounce.

Briggs entered into a contract with Johnson Matthey Incorporated located in Salt Lake City, Utah for refining of gold doré produced at Briggs under industry standard terms. Gold is sold, typically into the spot market, in London, through a gold sales agent for a nominal fee.

Briggs has operated in the Panamint Valley, which has only one full time resident, since 1995. Most mine employees live in the town of Ridgecrest, located approximately 75 minutes drive time by road from the mine. Briggs is currently the second largest taxpayer in Inyo County and provides substantial economic benefit to the county and surrounding towns.

25

A total of approximately $4.2 million in reclamation bonds backed by Surety have been posted to cover reclamation liabilities at Briggs. The total estimates cost to complete reclamation at Briggs is approximately $4.1 million.

Actual capital spent for the re-start at Briggs and subsequent sustaining capital from 2008 through end first quarter 2012 is approximately $31 million. Remaining capital requirements at Briggs are limited. Ongoing sustaining capital is approximately $2.0 to $3.0 million per annum. This capital is primarily for replacement of components in equipment and plants and small vehicle replacements. Remaining project capital expenditures include an additional expansion of leach pad capacity in 2014 at an estimated cost of $5.0 million and the purchase of one used 100 ton haul truck in late 2013 at a cost of approximately $1.0 million.

Shown in Table 1-6 are actual average open pit mine operating costs from the first quarter of 2012.

Table 1-6 Briggs Actual Costs Q1 2012

Function	2012 Q1 Actual Cost
Total Mining Costs ($/ton mtl)	$1.46
Total Processing Costs ($/Ore Crushed)	$5.80
G&A Costs ($/Ore Crushed)	$1.75

Future operating costs were projected by month and quarter over the five year mine plan based on detailed cost estimated by cost center. The estimates were base on based on detailed projections for labor, supplies and power and current unit cost by function. Power costs are based on a diesel price of $3.52/gallon. Future operating cost projections are shown in Table 1-7.

Table 1-7 Briggs Open Pit Mining Costs by Function ($/Ton Mined)

Item	2012	2013	2014	2015	2016
Total Mining Costs (S/ton mtl)	$1.57	$1.51	$1.26	$1.45	$1.48
Total Processing Costs ($/ Tons Crushed)	$2.47	$2.48	$2.58	$2.51	$2.51
General & Administration ($/Ore Tons Crushed)	$1.17	$1.50	$1.76	$1.50	$1.50

An Economic Analysis section is not provided in this Report. Atna qualifies as a producing issuer as defined under NI 43-101 and, as such, is permitted to exclude such an analysis from this Technical Report. Under the NI 43-101 requirements for technical reports, producing issuers may exclude the information required in this section on properties currently in production, unless the technical report includes a material expansion of current production. The Briggs Mine is currently in production, and a material expansion of production is not being planned. An economic analysis of the Briggs Mine, using the estimates presented in this report, confirms that the outcome is a positive cash flow that supports the statement of mineral reserves. Briggs is a profitable gold mine that sold 9,367 ounces of gold in the first quarter of 2012 at an average gold price of $1,683 per ounce to produce $15.8 million in revenue. Briggs produced $6.3 million in positive operating cash flow and $4.9 million of income before tax.

26

The primary risk to Briggs is a sharp decline in gold price. To offset this issue, the mine is focused on improving productivity and reducing operating costs. The second risk at Briggs is mine life. Historically mine life has been extended through the addition of mineral resource and the conversion of inferred mineral resource to measured and indicated resource through infill and step-out drilling. This, combined with increased gold price, has sequentially added to mineral reserve, thereby extending mine life. Exploration targets continue to exist adjacent to the designed pits which, with additional drilling, may provide new sources of ore-grade material which may extend mine-life or enable an increase in annual production levels.

Briggs is in the later stages of its mine life. Recommendations for Briggs are as follows:

•	Continued work and focus on cost reduction and productivity increase. This effort, if successful, may result in reduced operating cost and subsequent reserve expansion. This program has no defined cost, but is an ongoing effort of the operating teams at Briggs and will continue through the mine life.

•	Step out and infill drilling programs to continue to assess the potential for increased open pit mineral resource around existing pit areas. A drilling program of at least 30,000 feet is recommended to further test resource expansion potential. The cost of this program is likely to exceed $1.0 million.

•	Initiate an underground mine design effort based on known high grade zones of mineral resource zones that are outside the economic range of open pit mining. This program may take six month to complete at a cost of $100,000. Should this design program develop a potentially economic mineral resource/reserve, then an additional phase of work may include an underground test mine and an underground drilling program.

27

2	INTRODUCTION (Item2)

2.1	Terms of Reference and Purpose of the Report

Atna Resources, Ltd. (Atna), a producing issuer as defined under Canadian National Instrument 43-101 (NI43-101), has prepared this Technical Report (Report) to provide consolidated information in relation to the mineral resource estimate, mineral reserve estimate and operating cost information for the Briggs Mine (Briggs) in Inyo County, California. Briggs is 100 percent owned by CR Briggs Corporation (CRB), a wholly owned subsidiary of Atna.

Item 22 – Economic Analysis, is not included in this Technical Report as allowed under the producing issuer exemption for a Technical Report where no material changes to the scope of a project are envisioned.

This report was prepared according to NI 43-101 Standards of Disclosure for Mineral Projects and guidelines for technical reporting Canadian Institute of Mining, Metallurgy and Petroleum (CIM) “Best Practices and Reporting Guidelines” for disclosing mineral exploration. The mineral resource estimate, mineral reserve, production data, and interpretations and conclusions reported here are based on technical data available prior to the effective date of this report (March 26, 2012).

2.1	Qualified Persons

Mr. Alan C. Noble, P.E., of Ore Reserves Engineering, is an independent consulting mining engineer and a Qualified Person as defined by NI 43-101. Mr. Noble completed and takes responsibility for Section 14 of this Technical Report (Item 14, Mineral Resources) as well as the incorporated portions of Section 14 incorporated into Section 1.

Mr. Michael J. Read, of Chlumsky Armbrust & Meyer LLC, is an independent mining engineer and a Registered Member of the Society for Mining Engineering, and Exploration (SME), and is a Qualified Person as defined by NI 43-101. Mr. Read completed and takes responsibility for Section 15 of this Technical Report (Item 15, Mineral Reserves) as well as the incorporated portions of Section 15 incorporated into Section 1.

Mr. William R. Stanley, Atna’s Vice President Exploration, is a Registered Member of the Society for Mining Engineering, and Exploration (SME), and is a Qualified Person as defined by NI 43-101. Mr. Stanley is not an independent Qualified Person as defined under NI 43-101. Mr. Stanley prepared or supervised the preparation of and takes responsibility for Section 2 through Section 12 (Items 1 to Item 12), Section 23 (Item 23), Section 24 (Item 24), and Section 27 (Item 27) of this Technical Report as well as the incorporated portions of these Sections within Section 1, Section 25 and Section 26. As an officer of Atna, Mr. Stanley is not an independent Qualified person for the purposes of NI 43-101, but may participate in authoring this Technical Report since Atna qualifies as a producing issuer under the requirements of NI 43-101.

28

Mr. Douglas Stewart, P.E., Atna’s Vice President and Chief Operating Officer, is a Qualified Person as defined by NI 43-101. Mr. Stewart is not an independent Qualified Person as defined under NI 43-101. Mr. Stewart prepared or supervised the preparation of and takes responsibility for Section 13 (Item 13) and Section16 through Section 22 (Item 16 through Item 22) of this Technical Report as well as the incorporated portions of these Sections within Section 1, Section 25 and Section 26. As an officer of Atna, Mr. Stewart is not an independent Qualified person for the purposes of NI 43-101, but may participate in authoring this Technical Report since Atna qualifies as a producing issuer under the requirements of NI 43-101.

2.2	Personal Inspection

Mr. Noble visited the property during work on an earlier NI 43-101 technical report and mineral resource estimate in 2009 accompanied by William Stanley, Atna’s Vice President Exploration. Mr. Michael Read visited the Briggs Mine during 2008 in association with the development of the referenced 2009 NI 43-101 Technical Report. Mr. Stanley, as Atna’s Vice President Exploration, has spent extensive time at the Briggs Mine between 2008 and the present. Mr. Stanley was the on-site QP during periods of exploration and development drilling and continues to provide geologic, exploration, and development guidance to the site staff throughout the year in his capacity as Vice President Exploration for Atna. Mr. Stewart, as Atna’s Vice President and Chief Operating Officer has spent extensive time at the Briggs Mine during 2010 and 2011 after joining Atna. Mr. Stewart continues to provide on and off-site guidance to the operating mine staff as well as has overall operating responsibility for the mine.

2.3	Sources of Information

The information presented, opinions, conclusions, and estimates made are based on the following:

•	Information and technical data provided by Atna;
•	Assumptions, conditions, and qualifications as set forth in the report; and
•	Data, reports, and opinions from other consulting organizations and previous property owners.
•	Additional sources of information are presented in Section 27 – References.

2.4	Units of Measure and Abbreviations

All measurements used at Briggs are in Imperial units and all references to dollars are United States dollars unless otherwise noted:

29

Common Units:

Above mean sea level	amsl
Gold	Au
Cubic foot	feet[3]
Cubic inch	in3
Cubic yard	yd3
Day	d
Degree	°
Degrees Fahrenheit	°F
Foot	ft
Gallon	gal
Gallons per minute (US)	gpm
Grams per tonne	g/t
Greater than	>
Hectare	ha
Hour	h
Inch	in. or “
Kilo (thousand)	k
Less than	<
Micrometre (micron)	µm
Milligram	mg
Ounces per ton	oz/t
Parts per billion	ppb
Parts per million	ppm
Percent	%
Pound(s)	lb
Short ton (2,000 lb)	st
Short ton	(US) ton
Specific gravity	SG
Square foot	feet[2]
Square inch	in2
Yard	yd
Year (US)	yr

Metric Conversion Factors (divided by):

Short tons to tonnes	1.10231
Pounds to tonnes	2204.62
Ounces (Troy) to tonnes	32,150
Ounces (Troy) to kilograms	32.150
Ounces (Troy) to grams	0.03215
Ounces (Troy)/short ton to grams/tonne	0.02917
Acres to hectares	2.47105
Miles to kilometers	0.62137
Feet to metres	3.28084

30

Abbreviations:

Absolute Relative Difference	ARD
Adsorption Desorption Refining	ADR
Acid Rock Drainage	ARD
American Society for Testing and Materials	ASTM
Atna Resources Ltd	Atna
Atomic Absorption Spectrometry	AAS
Bureau of Land Management	BLM
Canadian Institute of Mining and Metallurgy	CIM
Canyon Resources Corporation	Canyon
Carbon-in-Column	CIC
Caterpillar	CAT
Diamond Drill	DDH
CR Briggs Corporation	CRB
Environmental Assessment	EA
Environmental Impact Statement	EIS
Finding of No-Significant Impact	FONSI
Fire Assay	FA
Fleet Performance Calculator	FPC
Global Positioning System	GPS
Inductively Coupled Plasma	ICP
Internal Rate of Return	IRR
Metallic Screen Fire Assay	MSFA
National Environmental Policy Act of 1969	NEPA
National Instrument 43-101	NI 43-101
Nearest Neighbor	NN
Net Present Value	NPV
Net Smelter Royalty	NSR
California Division of Wildlife	CDOW
Ounces per short ton	OPT or oz/ton
Parts per billion	ppb
Parts per million	ppm
Plan of Operations	POO
Preliminary Economic Assessment	PEA
Probability Assigned Constrained Kriging	PACK
Record of Decision	ROD
Reverse Circulation	RC/RCV
Rock Quality Designation	RQD
Selective Mining Unit	SMU
Universal Transverse Mercator	UTM

31

3	RELIANCE ON OTHER EXPERTS (Item 3)

The information, conclusions, and recommendations contained in this report are based upon review and analysis of digital and hard copy data and information developed by the authors or provided to the authors by Atna or its wholly owned subsidiary CRB. Information was also obtained during discussions with senior mine personnel familiar with the property, its engineering, operations, and production. None of the authors are Qualified Persons to render mineral title opinions and have relied upon the Mr. Richard Thompson, a mineral title attorney located in Reno, Nevada, and the title opinion issued by him regarding the validity of the mineral rights and claims covering the Briggs area. Mr. Thompson identified no significant title flaws in his opinion dated March 2008 and an updated Title Opinion dated November 2010.

32

4	PROPERTY DESCRIPTION AND LOCATION (Item 4)
4.1	Property Location

Briggs is located in Inyo County, California about 50 miles northeast of the town of Ridgecrest, California. Briggs is centered at approximately 36°, 0’ north latitude and 117°, 15’ west longitude and covers portions of Section 14, 22-27, 35 and 36, T22S, R44E and Section 1, 2, 11-14, 23, 26, and 36, T23S, R44E, Sections 19, 30 and 31, T22S, R45E, Mount Diablo Base and Meridian. Access from Ridgecrest is via State Highway 178 north through Trona to the town site of Ballarat, then south seven miles on gravel roads to the Mine site. The location of the property is shown in Figure 4-1.

33

Ballarat
N
Pleasant Canyon
Shephard Canyon
Middle Park Canyon
Anthony Mill
Alkali Flats
South Park Canyon
T22S
T23S
Big Horn Canyon
Water Canyon
R42E
R43E
Briggs Mine
178
Redlands Canyon
PANAMINT
Manly Peak
PANAMINT
RANGE
R43E
R44E
R44E
R45E
T23S
T24S
Coyote Canyon
RANGE
VALLEY
SLATE
Valley Wells
Wilson Canyon
ARGUS
Trone Airport
T24S
T25S
Copper Queen Canyon
Naval Reservation
RANGE
Pioneer Point
Trona
Argue
Searles Lake
R43E
R44E
R44E
R45E
Bishop
Big Pine
Independence
Lone Pine
Nevada
California
Furnace Creek
Detail Area
25 Miles
Inyo Co., California
California
Inyo Co.
Explanation
Major Road
Secondary Road
Gold Deposit
Briggs Mine
Inyo County, California

Figure 4-1 Location Map of the Briggs Mine

34

4.2	Land and Mineral Rights

Briggs property consists of 161 unpatented federal lode mining claims and 15 unpatented federal millsite claims. The lode claims cover an area of 2,815 acres and the millsite claims cover an additional 75 acres. Claims held by Atna covering the mine site and resource/reserve areas within the mine permit boundary are not subject to any underlying leases, lease payments, royalties or other encumbrances apart from the paramount title of the United States. All claims are in believed to be in good standing and no liens have been assessed against the property. Atna also has all necessary permits for operating Briggs. Atna re-started active mining at Briggs in late-2008 and commenced gold production from newly mined ores in 2009 which continues to the present time.

The BLM administers federal lands which underlies the Briggs mining claims. Figure 4-2 displays Atna’s land position and individual claims in Briggs area. Additionally, the generalized outlines of the various satellite projects (Cecil R, Jackson, Mineral Hill, and Suitcase) area shown. The mineral resources, reserves, leach pads, waste dumps, and mine infrastructure are located entirely with the mining claims held by Atna (through its operating subsidiary CRB). A listing of the claim names and BLM recordation information is presented as Appendix A.

In addition to the Briggs property, the Company owns or controls an additional 126 unpatented federal lode claims, 2 patented lode claims and one patented millsite claim (100 percent owned by Atna) near or adjacent to the operating Briggs totaling an additional 2,505 acres (1,014 hectares). The additional mineral lands held by Atna are located at its Jackson, Cecil R, Suitcase, and Mineral Hill Projects to the north of the properties mineral deposits subject to this Technical Report.

The reader of this Technical Report is referred to the section entitled “Environmental Studies, Permitting, and Social or Community Impact (Item 20)” for additional information on Briggs’s operating permits, environmental liabilities, and reclamation obligations.

35

Cecil R Project
Suitcase Project
Jackson Project
Mineral Hill
Project
BRIGGS
MINE AREA
N
T22S
T23S
R45E
R44E
BRIGGS MINE LAND
Wilderness Boundary
Briggs Mine Permit Boundary
Patented claims & millsites
RED Claims
Suitcase Claims
STC Claims
RTL Claims
CecilR Claims
Argonaut Claims
PAN Claims
WTL Claims
MK Claims
PN Claims
Briggs Claims
PN Millsites
Cecil Claims
MP Claims
PED Claims
BRIGGS MINE
LAND STATUS MAP
INYO COUNTY, CALIFORNIA
ATNA
RESOURCES

Figure 4-2 Briggs Mine Land Map

36

5	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY (Item 5)
5.1	Access

Briggs is located on the western flank of the Panamint Range, Inyo County, California, approximately 50 miles northeast of Ridgecrest, as shown on Figure 5-1. Access is over paved highway from Ridgecrest through Trona continuing north for 18 miles to the Ballarat turnoff. From the highway turnoff, the gravel surfaced road goes east three miles to Ballarat, then south along the Panamint Range seven miles to the project site.

5.2	Climate

The project area is located in the desert region of California. The area is characterized by comfortable winter conditions, rarely freezing, and summer temperatures often exceeding 120° F. Precipitation averages 3.8 inches annually, with the highest rainfall occurring in winter and early spring. Annual evaporation averages 150 inches. Monthly evaporation averages are significantly above monthly precipitation averages.

5.3	Local Resources and Infrastructure

Briggs is remotely located and has limited access to local infrastructure. Power generation is on-site by means of a 4.4-megawatt diesel generator station. Telephone service is maintained by microwave transmission and internet service is provided by DSL/mirowave service. Secondary internet service is provided by satellite provider. Road access is good with an out-sloped, improved two-lane dirt, county road (maintained by Briggs) to the front gate of the mine. Water is supplied by two production wells at the mine site, each capable of producing up to 600 gallons per minute. The water is of poor quality, containing a high level of dissolved sodium chloride and a small water treatment plant utilizing reverse osmosis is used to provide process water. In addition to the mine’s own equipment shop and personnel, heavy equipment mechanical support is available in the town of Ridgecrest with a population of about 25,000, where most of the operation’s employees reside. Figure 5-1 displays the mine site layout, principal infrastructure, and pit locations.

37

6500
8500
10500
12500
15000
13000
11000
9000
7000
Truck Shop
Administration Building
Recovery Facility
Solution Ponds
Argonaut Pit
North Briggs Pit
Crushing Facility
Coarse Ore Stockpile
Leach Pad
Main Briggs Pit
BSU Pit
Goldtooth Pit
Site & Facility Map
Briggs Mine
Inyo County, California
Date: 04/30/2012
Feet
0 500 1,000 2,000 3,000 4,000

 Figure 5-1 Briggs Mine Site and Facility Map

38

5.4	Physiography

The site is located at the foot of the rugged, north-south trending Panamint Mountain Range at a base elevation of 1,400 feet. The Panamint Range rises quickly from the valley bottom playa and dry alluvial fans to several peaks over 9,000 feet. As with most ranges in the vicinity, the topography is characterized by deeply incised canyons and extremely steep and rugged slopes. The mountainous areas are sparsely vegetated by local grasses, creosote bush, buckwheat, and cactus. In elevations above 5,000 feet, the mountains support local populations of juniper and pinion pine.

Alluvial fans formed at the mouths of the larger ravines as a result of sporadic flooding. The fans on the project area extend horizontally 6,000 feet into the Panamint Valley playa. The playa, with a base elevations of 1,020 feet, is a barren alkali lake bed occasionally covered with a thin sheet of water during the spring rains or as a consequence of rare, thunder storm driven, flash-flood runoff.

39

6	HISTORY (Item 6)
6.1	Mining District History

Gold was discovered in the early 1890s on the western side of the Panamint Mountain Range. The Radcliff Mine was founded in Pleasant Canyon in May, 1896 and created the need for a mining camp and supply center. A camp was established at Post Office Spring (one of the area's only sources of potable water) and was later relocated about a quarter mile to the north (Ballarat). In July 1897, Ballarat, California was officially recognized as a town. At its peak, the town of Ballarat served as a major supply center for the Radcliff Mine and various other mines throughout the Telescope Peak district. Ballarat's ‘boom town’ years lasted from 1897 to 1902 when the town hosted a population of 400 to 500 people. Ballarat's decline began in 1905, when the Radcliff Mine suspended its operations. By September 1917, the post office closed and the once busy community of Ballarat became a ghost town.

No historical information was found on Briggs (seven miles south of Ballarat) until the 1930s when the United States Government funded the first modern exploration program on the property.

6.2	Property History

The Briggs gold property has an exploration history dating back to the 1930’s when the United States Government funded an underground adit into the Goldtooth Vein. Harry Briggs, a local prospector and small mine operator, held the property at that time. Approximately 1,600 feet (490 meters) of drifting and raising were completed by the U.S. Bureau of Mines and a small amount of ore removed and milled on-site at an average grade of 0.170 oz/ton Au (5.8 g/t Au). Exploration and production ceased with the declaration of gold mining as a nonessential industry during World War II. Interest in the property resumed in 1972 and several exploration programs were conducted by a number of organizations since that time.

The various property operators conducted surface geologic mapping and rock sampling as well as small shallow drill programs from the early-1970s through 1987. Major exploration and development efforts were completed by Addwest Gold Inc., from 1988 through 1989 (a company acquired by Canyon in the late-1980s) and Canyon, from 1989 through 2008 (which merged with Atna in 2008).

Table 6-1, below, summarizes the exploration history at the property and the activities by the various companies involved in the exploration and development of Briggs.

40

Table 6-1 Briggs Mine Exploration and Development History

Year(s)	Organization	Activities
1930s	US Bureau of Mines & Harry Briggs	Underground drifting and raises in the vicinity of the current Goldtooth pit
1972	Place Amex	Mapping, sampling, 3 rotary drill holes
1975	Homestake	Mapping, sampling, 6 rotary drill holes
1977	Inspiration Development	Mapping, sampling, 6 diamond drill holes
1980	Nerco	Mapping and surface sampling
1981	Western Nuclear & Phelps Dodge Mining	Mapping, sampling, 8 rotary drill holes
1985	Camindex	District evaluation, mapping, sampling 11 rotary drill holes
1986 – 1987	Billiton Minerals	Mapping, sampling, 10 reverse circulation drill holes
1988 – 1989	Addwest Gold, Inc.	Major development drilling effort 202 reverse circulation rotary holes
1990 – 2004	Canyon	Mapping, sampling, airborne geophysics, 346 core and reverse circulation rotary drill holes, mine permitting, development, open pit and underground mining, and gold production
2005 - 2008	Canyon	116 reverse circulation rotary and 1 core drill holes
2008 – 2009	Atna	32 reverse circulation rotary drill holes, leach pad expansion, open pit mining and gold production
2011	Atna	65 reverse circulation rotary drill holes

6.3	Briggs Mine Reserve and Resource History

Canyon completed the purchase of Addwest Gold, Inc. in January 1990 and became 100 percent owner of Briggs. Canyon completed the exploration/development drilling program initiated by Addwest over the next four years and produced a positive feasibility study in 1994. The feasibility study described a gold deposit amenable to open pit mining and heap leach processing containing a base case of 21.45 million tons grading 0.030 oz/ton Au which contained 643,500 ounces of gold at a 1.24:1 strip ratio.

The only other study producing a resource and reserve base for Briggs was completed and filed with SEDAR in 2009 shortly after Atna’s merger of Canyon in 2008 (see March 2009 report entitled “Technical Report for the Briggs Project”). In the 2009 Technical Report, the Briggs Property had the following estimate of remaining resources:

41

Table 6-2 2009 Briggs Mine Mineral Resource Estimate

Resource Class	Zone	Cutoff (oz/ton Au)	Tons	Grade (oz/ton Au)	Ounces Gold
Measured	Goldtooth	0.01	2,721,000	0.038	103,000
	Goldtooth HW	0.01	293,000	0.017	5,000
	Main Briggs	0.01	3,017,000	0.019	58,000
	BSU	0.01	2,155,000	0.026	57,000
	North	0.01	811,000	0.032	26,000
	Total	0.01	8,997,000	0.028	249,000
Indicated	Goldtooth	0.01	4,516,000	0.033	148,000
	Goldtooth HW	0.01	847,000	0.017	14,000
	Main Briggs	0.01	2,670,000	0.018	49,000
	BSU	0.01	1,680,000	0.021	36,000
	North	0.01	1,977,000	0.028	55,000
	Total	0.01	11,691,000	0.026	301,000
Measured +	Goldtooth	0.01	7,238,000	0.035	251,000
Indicated	Goldtooth HW	0.01	1,140,000	0.017	19,000
	Main Briggs	0.01	5,687,000	0.019	107,000
	BSU	0.01	3,835,000	0.024	92,000
	North	0.01	2,788,000	0.029	82,000
	Total	0.01	20,688,000	0.027	550,000

Resource Class	Zone	Cutoff (oz/ton Au)	Tons	Grade (oz/ton Au)	Ounces Gold
Inferred	Goldtooth	0.01	3,540,000	0.029	104,000
	Goldtooth HW	0.01	959,000	0.016	15,000
	Main Briggs	0.01	246,000	0.020	5,000
	BSU	0.01	244,000	0.025	6,000
	North	0.01	1,697,000	0.027	46,000
	Total	0.01	6,686,000	0.026	175,000

(Data extracted from technical report filed by Atna on SEDAR in 2009)

The 2009 Technical Report also estimated the open pit minable reserves present at Briggs. The tonnage and contained ounces of the Proven and Probable Reserves estimate below is included within the tonnages and contained ounces posted above in the Mineral Resources table above.

42

Table 6-3 2009 Estimated Proven and Probable Reserves Briggs Mine

Area	Category	Tons	Au Grade (oz/ton)	Contained Au Ounces
Briggs Main	Proven	2,262,554	0.0176	39,744
	Probable	2,004,656	0.0162	32,481
	Sub-Total	4,267,210	0.0169	72,225
BSU	Proven	2,252,823	0.0239	53,842
	Probable	1,505,321	0.0190	28,582
	Sub-Total	3,758,145	0.0219	82,424
Goldtooth	Proven	1,874,485	0.0287	53,717
	Probable	2,565,437	0.0229	58,698
	Sub-Total	4,439,922	0.0253	112,415
Total - All Areas	Proven	6,389,862	0.0231	147,303
	Probable	6,075,414	0.0197	119,762
	Grand Total	12,465,276	0.0214	267,064

(>= 0.0066 oz Au/ton, incremental leach cutoff)

6.4	Briggs Mine Production History

Canyon placed Briggs into production in 1996 and the mine saw active mining and gold production through 2004. Mining ceased in 2004 due to low gold prices, however the property continued to produce residual gold as the heap leach pads were rinsed for reclamation purposes from 2004 through 2008.

After Atna’s merger with Canyon in 2008, active mining of ore began in early 2009 and the first gold was produced in June 2009. Mining and gold production continues at the mine through the effective date of this Technical Report.

Table 6-4 displays the production history of Briggs from 1996 through the end of 2011.

43

Table 6-4 Production History of Briggs

Year	Open Pit Tons	Open Pit oz/ton Au	OP Ozs Mined	UG Tons	UG oz/ton Au	UG Ozs Mined	Ounces Produced	Cost $/oz Au
1996	814,800	0.043	34,680				3,414	$1,362
1997	2,845,300	0.033	93,202				66,768	$367
1998	3,577,600	0.029	102,840				80,316	$302
1999	5,183,100	0.025	131,820				86,669	$286
2000	4,118,859	0.024	98,838				86,621	$274
2001	3,685,800	0.035	129,707	21,700	0.193	4,180	96,141	$256
2002	1,837,900	0.036	65,930	89,700	0.187	16,800	57,058	$315
2003	837,300	0.040	33,450				36,645	$380
2004	575,913	0.047	27,058				29,662	$281
2005							9,289	$215
2006							2,020	$515
2007							0	0
2008							0	0
2009	1,334,194	0.018	24,272				11,198	$908
2010	2,381,900	0.016	38,000				25,000	$948
2011	2,645,900	0.016	43,500				32,200	$922
Totals	29,837,666	0.028	823,297	111,400	0.188	20,980	623,001	$306

*Average 1996- April 2006 (cost of sales at mine before inventory numbers)

1996 - The first ore was crushed and placed on the heap in July 1996 with the first gold pour in October. Development drilling continued on the Goldtooth and North Briggs ore bodies throughout 1996. By December, a total of 178,000 feet of drilling in 525 holes had been completed for exploration, development, condemnation, metallurgical, and environmental purposes. This work defined 805,000 ounces of gold contained within 32.2 million tons of mineralized material at an average grade of 0.025 oz/ton Au.

1997 - In 1997, the gold resources at North Briggs and Goldtooth, located immediately north and south, respectively, of the Main Briggs deposit, were upgraded to reserves, which increased by 318,700 ounces from the original 643,500 ounce gold resource.

1998 – Because of higher than expected crushing costs, an additional 1.4 million tons of lower-grade run-of-mine ore averaging 0.010 oz/ton Au were placed on part of the heap.

44

1999 - Canyon applied for an amendment to the Briggs operating permit to include mining of the North Briggs and Goldtooth ore bodies. Heap leach operations continued with a combination of run-of-mine and crushed ore being placed on the pad.

2000 - In January, the amendment to the mine’s operating permit was approved. Prestripping of the North Briggs ore body began in the second half of the year. Initial tonnage and gold grade in North Briggs were 202,700 tons grading 0.058 oz/ton Au, appreciably higher than the 0.029 oz/ton Au average at the Main deposit.

2001 - Due to the marked decrease in the gold price during 2001, approximately two-thirds of the North Briggs reserve became uneconomic to mine by open-pit methods. A study was undertaken to evaluate mining the higher grade (>0.20 oz/ton Au) portion of the ore body by underground methods using the exposed portion of the ore body in the North Briggs highwall to initiate access. Underground exploration and development of the NBR underground zone began in the fourth quarter of 2001 using a contract miner.

The Goldtooth deposit received additional infill drilling that resulted in the delineation of an economically viable ore body. A pit design around the Goldtooth deposit was started, as was a 4.5 million ton expansion of the heap leach pad to accommodate the additional ore. Mining of the Goldtooth deposit began in the fourth quarter of 2001.

2002 - Gold production from the Goldtooth and Briggs pits and the North Briggs underground continued with no major developments occurring during 2002. Underground production from Briggs North was discontinued in the third quarter due to increasing dip on the structure and declining economic viability. Final ore production from the underground was 111,400 tons grading 0.188 oz/ton Au (20,980 contained ounces).

2003 - With a slightly improving gold price in 2003, the decision was made to make one more pushback in the eastern highwall of the North Briggs pit. Mining at the Goldtooth deposit was finished in August. Minor production continued from the North Briggs pit and the run-of-mine ore was placed on the heap.

2004 - Active mining at Briggs ceased in 2004. At that time, Briggs had mined 23.6 million tons of ore grading about 0.030 oz/ton Au. Leaching continued throughout the year. The mine began to make preparations for reclamation and closure with contouring of some of the waste piles.

2005 - Residual leaching continued through the first half of 2005 and rinsing of the pad began in the second half of 2005 through 2006.

45

2006 through late-2008 – Briggs was on care and maintenance status prior to the merger between Atna and Canyon. Exploration, infill drilling and feasibility study work was conducted at Briggs through this period by Canyon.

Late-2008 – Atna commenced pre-stripping of Briggs in late-2008.

2009 through Present – Crushing plant rehabilitation and construction of new heap leach pad expansions were completed and was followed by ore mining and gold production which commenced in June of 2009. Ore and waste mining as well as gold production continue at the mine site as of the date of this Technical Report.

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7	GEOLOGICAL SETTING AND MINERALIZATION (Item 7)
7.1	Regional Geologic Setting

The Panamint Range is situated in the southwestern corner of the Basin and Range geographical province and is an 80-mile-long, north-south-trending, uplifted mountain range surrounded by down-dropped graben valleys. The range is on average about 15 miles wide and is flanked by Death Valley on the east and by the Panamint Valley on the west.

Mountain ranges in the region of Briggs consist of a variety of rock types ranging in age from Precambrian to the Quaternary, as shown in Table 7-1. The older crystalline rocks, which are generally of sedimentary origin, have been metamorphosed under conditions of high temperature and pressure during the Proterozoic Era. These rocks were again compressed, folded, and faulted under brittle to plastic conditions in the Mesozoic Era, with attendant granitic intrusive activity. Deeply eroded mountain ranges of the region show cores of Mesozoic granitic rocks (Figure 7-1). With the onset of extensional tectonics in the Cenozoic Era, normal faulting and low-angle detachment faults prevailed, in many cases utilizing and reversing displacement on older compressive low- to high-angle structures.

Table 7-1 Stratigraphic Column of the Panamint Range

TERTIARY	Gravels
MESOZOIC	Granitic Intrusives
PALEOZOIC (Cambrian)	Zambriskie Quartzite
Wood Canyon Formation
PROTEROZOIC	Stirling Quartzite
Johnnie Formation
Noonday Dolomite
Kingston Peak Formation
Becks Spring Dolomite
Crystal Spring Formation
Crystalline Rocks (quartzo-feldspathic gneiss and amphibolite)

47

REGIONAL GEOLOIC MAP
Briggs Mine Area

W 117 30
W 117 15
W 117 00
N 36 45
N 36 30
N 36 15
N 36 00
Death Valley
Panamint Range
Panamint Valley
Ballarat
Briggs Mine
Argus Range
Slate Range
Trona
0
10 miles
Atna Resources, Ltd.
April 2012
Regional Geologic Units
Quaternary Valley Fill
Cenozoic Gravel
Cenozoic Breccia
Tertiary Sediments
Tertiary Volcanics
Mesozoic Intrusives
Proterozoic Metasediments
World Beater Complex
Quartzo-feldspathic Gneiss

Figure 7-1 Regional Geology of the Panamint Range

48

The western slope of the Panamint Range exposes rocks that vary in age from Proterozoic to Quaternary. In the vicinity of Briggs, the host rocks for gold mineralization are siliceous gneiss (quartzo-feldspathic gneiss) and amphibolites, which are both products of the high-grade Proterozoic regional metamorphism and Mesozoic contact metamorphism. The approximate age of the gold-hosting gneiss was established by U/Pb dating of zircon from siliceous gneiss in the Telescope Peak area, north of Briggs. An age of 1,720 to 1,750 million years (Ma) (Silver et al., 1962; Lamphere et al., 1964) was determined from this sample. Metamorphism has obliterated original rock textures within the gneiss, but because of its highly siliceous nature, the original rock type was probably a sandstone or arkose. The interfolded amphibolites within the gneiss represent mafic dikes, sills, and small diorite (?) intrusions.

The Precambrian rocks have been affected by at least two major episodes of folding: an older isoclinal event with near-horizontal axial planes, and a second folding that produced northwest trending axial fold planes. During compressive Mesozoic tectonic activity, copious low-angle thrust faults favored slippage along the amphibolite bodies, especially their layer-silicate-rich contacts. Granitic to dioritic intrusions were emplaced in the Panamint Range at that time, along with base metal and minor gold-silver-bearing veins that are associated with the intrusive bodies north and east of Briggs. Both older and younger rock units show the conspicuous effects of Cenozoic extensional tectonic activity. Tertiary extension produced high-angle normal faults and attendant low-angle gravity-slide detachment faults.

7.2 Local Geology and Structural Setting

Gold mineralization at Briggs is hosted within a package of foliated metamorphic rocks consisting predominantly of siliceous gneiss interwoven with irregular-shaped bodies of amphibolite (Figure 7-2). This rock package is bound on the east by a prominent north-northeast-trending set of structures, the Goldtooth fault zone, which dips steeply to the west. The Goldtooth fault zone brings distinctly different rock units in the footwall of the fault to the east in contact with the gold-bearing gneissic rock package of the hanging wall to the west (Figure 7-3). Footwall rocks immediately next to the fault are granitic intrusives of late-Mesozoic age and are generally not gold-ore bearing. The westerly dipping Goldtooth fault dips at 70 degrees or more, along its trace on the surface. Drill-hole penetration of the fault shows it to flatten slightly with depth. The fault can be traced along the surface from just south of Briggs to north of Pleasant Canyon, a distance of about eight miles. Its trace along the surface is distinguished by its unique orange-brown color and positive relief, due to its erosion-resistant quartz-dolomite composition. The fault zone is 10 to 20 feet in width within the mine property. Coupled with this distinct color and composition, is a clay and iron oxide-stained knife-edge fault plane, a younger feature, by which the Goldtooth fault’s strike and dip are defined. Along the southern exposure of the Goldtooth fault, beginning at the south wall of the Goldtooth Pit, a post-mineral, five-foot-wide basaltic dike has intruded along the younger fault plane. The dike shows no alteration or deformation and has been dated by the K/Ar method at 5.3+/-0.3 Ma (Ludington, 2008). Beyond the Goldtooth pit, to the south, the fault zone splays into a number of subparallel strands cutting both the gneissic package and the Mesozoic intrusions.

49

The siliceous gneiss (or quartzo-feldspathic gneiss) consists predominantly of strained and crushed quartz, and has variable mica and feldspar content. In the vicinity of the various Briggs open pits, the rock unit generally contains over 80 percent quartz. Foliation tends to dip at shallow to moderate angles to the southwest, but becomes dramatically steeper as the Goldtooth fault is approached and drag folding along the structure is pronounced. Foliation is developed where mica bands are prevalent, generally near bodies of amphibolite. Prior to metamorphism, the amphibolite bodies were likely intrusive dikes and sills of basaltic (gabbroic) composition; some of these bodies may have been basaltic lava flows, but amphibolite grade metamorphism has obliterated the original rock textures. During high temperature Precambrian shear-metamorphism, the mafic and siliceous rocks types reacted, forming hybrid products at various stages of reaction. The centers of the mafic bodies were transformed to amphibolite while the sheared margins were altered to a chlorite-carbonate rock. Migration of mafic components into the siliceous rocks marginal to amphibolite produced bands of mica and chlorite. Original rock textures were completely obliterated by the metamorphism.

50

BRIGGS MINE AREA
GENERALIZED GEOLOGY
and location of the
GOLDTOOTH FAULT
QAL-QC
MESOZOIC
GRANITIC INTRUSIVE
PROTEROZOIC
NOONDAY DOLOMITE
KINGSTON PEAK FM
(LIMESTONE-CONGL-PHYLLITE)
MAGNETITE / HEMATITE
AMPHIBOLITE
(META-GABBRO)
QUARTZO-FELDSPATHIC GNEISS
OPEN PIT
GOLDTOOTH FAULT
GOLDTOOTH FAULT (infered)
NORMAL FAULT
NORMAL FAULT (infered)
LOW ANGLE / DETACHMENT FAULT
GOLDTOOTH FAULT
Range Front Fault
A
A'
B
B'
80
68
70
75
70
0
0.5
1 miles
N
True North
Atna Resources, Ltd.
April 2012

Figure 7-2 Generalized Geology of Briggs Area

51

A
A'
Schematic Cross Section A-A'
W-E Looking North
3000'
2000'
1000'
Detachment
Footwall
Intrusives
North Pit
Gravel
Goldtooth Fault
Amphibolite
Quartzo-feldspathic
Gneiss
B
B'
Schematic Cross Section B-B'
W-E Looking North
3000'
2000'
1000'
Goldtooth
Pit
Footwall
Intrusives
Quartzo-feldspathic
Gneiss
Gravel
Goldtooth
Fault
Amphibolite
0
1000 ft
ATNA
Atna Resources, Ltd.
April 2012

Figure 7-3 Schematic Sections through the North and Goldtooth Pits

52

The fault-parallel elongation of the granitic intrusive complex suggests that the Goldtooth structural system was already in existence prior to intrusion and affected the shape of the intrusion. The granitic intrusive shows chilled margins along its western contact and is strongly flow-foliated near the Goldtooth fault, showing less foliation away from the fault towards the east. The distinctly upturned foliation of the amphibolite-hosting quartzo-feldspathic gneiss near the Goldtooth fault is the result of forceful injection of the granitic intrusive mass coupled with younger drag folding related to the high angle faulting. North of the Suitcase Mine, geological mapping has shown that metamorphic rocks east of the intrusive are predominantly easterly dipping (Zahony, 1983), confirming the effects of forceful intrusion. Evidence for an older fault, a proto-Goldtooth fault, is indicated by massive mesothermal silicification with dolomite that is prevalent along the fault’s hanging wall and footwall, and is unrelated to the younger knife-edge fault plane. This mineralization postdates Mesozoic intrusive activity.

At Briggs, gold mineralization is associated with the introduction of pyrite and to a lesser degree, silica and dolomite. Better grade gold values seem to occur where the pyrite has been introduced and totally or partially oxidized, suggesting that gold is somewhat enriched to some extent by secondary processes in the oxidized zones of the deposit. Sulfide minerals, almost exclusively pyrite, with associated gold, may have been introduced late in the Mesozoic intrusive cycle or at a later date. Timing of gold mineralization remains enigmatic.

During the Tertiary Period and extending into the present time, this region of the Panamint Range underwent a complete reversal in the mode of tectonic activity. Extensional tectonics became dominant, and the Basin and Range topography took form. Extensional tectonic activity along the western flank of the Panamint Range produced a profusion of normal faults, resulting in the extreme relief of the range. High-angle normal faulting was accompanied by low-angle slippage (detachment) along the preexisting and generally westerly dipping thrust faults, especially those formed along the foliation-parallel, already-sheared contact zones along the elongate amphibolite bodies. The quartz-carbonate-altered proto-Goldtooth fault reactivated and developed into a prominent normal fault, and the ore-bearing hanging wall rocks were displaced downwards hundreds to perhaps thousands of feet vertically in the western, downthrown side of the fault. Normal faults offset detachment faults, and detachment faults can be seen offsetting normal faults. The Briggs detachment is exposed in the eastern high wall of the Main Briggs pit. This gravity-slide detachment faulting, due to the over-steepened nature of the mountain range, caused the footwall granitic rocks east of the Goldtooth fault to slide from higher elevations, towards the west, overriding the Goldtooth fault and decapitating the Briggs gold deposit.

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Mesa-like gravel ridges cover much of the mountain pediment at Briggs. These gravels are poorly sorted and contain eroded material from rapidly uplifted land to the east. The gravels are flash flood sediments, a chaotic mixture of grain sizes ranging from clay to large boulders, including boulders of gold-mineralized gneiss and amphibolite. These gravels have been locally offset by range-flank faults, and some gravel beds are now perched up high along the mountain front. Gravels were originally deposited upon a deeply oxidized and weathered surface, which in most places was stripped away by the flash flood activity. Gravels clearly postdate gold mineralization.

7.3 Mineralization

The mineralized zones at Briggs are divided into six different areas for purposes of resource estimation. The six zones are called the Goldtooth Zone, Goldtooth Hanging Wall Zone, the BSU Zone, the Main Briggs Zone, Deep Briggs, and the North Briggs Zone. The various mineralized zones are shown Figure 7-4 and 7-5.

Figure 7-4 Perspective view of the Briggs mineralized zones looking northeast.

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Figure 7-5 Perspective view of the Briggs mineralized zones looking east.

7.3.1	Goldtooth and Goldtooth Hanging Wall Zones

The Goldtooth Zone is a narrow, structurally controlled, west-dipping zone of mineralization that follows the north-northeasterly striking Goldtooth Fault. The Goldtooth Zone has known dimensions of over 5,000 feet along strike, 1,200 feet down dip, and an average true thickness of 50 feet (Figures 7-4 and 7-5, above). The zone dips approximately 60° - 75° to the west and strikes almost due north on the south end, but bends to the northeast towards the north where the strike is approximately N24°E. Mineralization is locally high-grade in a series of subparallel ore shoots that follow the Goldtooth fault. Although the Goldtooth fault continues to the south, gold mineralization becomes weaker and appears to pinch out on the south end of the deposit. Gold mineralization is open at depth and to the north along this structural zone.

Associated with the Goldtooth Zone are a series of smaller, lower-grade zones called the Goldtooth Hanging Wall (HW) Zones. Six subzones have been defined for this mineralization with dimensions ranging from 400 to 2,000 feet along strike, 400 to 500 feet down dip, and 30 to over 150 feet in thickness. These zones strike approximately N13°E to N24°E and do not show the warping that is apparent in the Goldtooth fault itself. Most of the zones dip about 50° to the west, although locally some zones have dip as flat 28°, particularly as one moves west of the Goldtooth Fault. The upper and northern portions of these zones tend to merge into the main Goldtooth Zone, where they are difficult to distinguish as separate zones. Figure 7-6 displays the northern pit wall of the Goldtooth pit and the associated geology.

A portion of the Goldtooth and Goldtooth Hanging Wall Zones were mined historically in the Goldtooth open pit and are currently being mined in the Goldtooth-North layback.

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Figure 7-6 Photograph showing fault dragging in the Goldtooth pit – looking north

Figure 7-7 displays a representative cross section of the Goldtooth and Goldtooth Hanging Wall grade shells (0.005 oz/ton Au; 0.17 g/ton Au) and drill holes cutting the zones. The reader may note that the grade shells are drawn to the original topography (pre-mining), however the resources and reserves reported in this Technical Report include only those portions of the grade shells below the current topography (as of 12/31/2011).

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Figure 7-7 Section 7450N Goldtooth Pit area (looking north)

7.3.2	BSU

The BSU Zone is located about 200-feet west of the northern end of the surface trace of the Goldtooth fault and is hosted in gneiss and amphibolite. The deposit is elongated subparallel to the Goldtooth fault with a longest dimension of 1,850 feet, which is oriented along an approximate N17ºE strike. The width of the zone varies from 600 to 1,200 feet, and the thickness averages 150 feet, but is up to 400 feet at its thickest part. The zone dips approximately 30° to the northwest.

A portion of the BSU deposit was mined historically in the BSU pit and provided significant ore tonnage to the mine during 2009 and 2010, however, nearly all of the proven and probable reserves in this zone have now been depleted.

Figure 7-8 displays a representative cross section of the BSU grade shell (0.005 oz/ton Au; 0.17 g/ton Au) and drill holes cutting the zones. The reader may note that the grade shells are drawn to the original topography (pre-mining), however, the resources and reserves reported in this Technical Report include only those portions of the grade shells below the current topography (as of 12/31/2011).

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Figure 7-8 Section 8900N BSU Pit area (looking north)

7.3.3	Main Briggs

The Briggs Main Zone is similar to the BSU Zone and is located approximately 200 feet west of the BSU. It is approximately 1,800 feet long along an axis oriented N23°E, measures 700 feet wide, and averages 260 feet thick. Gold mineralization appears to follow subparallel to the main structural trend, but dips 45° to 50° to the southeast. In places, the Briggs Main and BSU Zones overlap, but are never connected. To the north, the Briggs Main Zone thins and ultimately becomes the Briggs North Zone.

The Main Briggs deposit provided a major share of the ore tonnage during the original open pit operations from 1995 through 2004. Main Briggs continues to provide a significant share of the production tonnage and ounces in the current mine plan (proven and probable reserves). Mining continues in the Main Briggs zone and will continue throughout much of the currently estimated mine-life.

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Figure 7-9 displays a representative cross section of the Briggs Main grade shell (0.005 oz/ton Au; 0.17 g/ton Au) and drill holes cutting the zones. The reader may note that the grade shells are drawn to the original topography (pre-mining), however, the resources and reserves reported in this Technical Report include only those portions of the grade shells below the current topography (as of 12/31/2011).

Figure 7-9 Section 10,100N Main Briggs Pit area (looking north)

7.3.4	North Briggs

The Briggs North Zone is a tabular deposit hosted in a relatively flat-lying structural zone that dips 16° westerly and represents the northern continuation of the Main Briggs Deposit. The most significant portion of this zone is a 60 to 75-foot thick zone with lateral dimensions of 1,000 x 1,000 feet. Parts of the zone are above average open pit grades and as a result, a portion of the deposit averaging 15-feet thick and 0.19 oz/ton gold was mined by underground in 2001 and 2002. A 350-foot north-south band of mineralization extends beyond the zone mined by underground methods up and down dip for approximately 1,000 feet in aggregate. The up dip extension of the deposit is poorly explored and is open both up dip and laterally. The area of historic open pit mining (1995 to 2004) in the North Briggs zone is located 700 feet north of the Main Briggs deposit and is now depleted. The area of the old open pit mining and the access portal to the 2001-2002 underground production is now being utilized as a waste rock depository.

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As mentioned earlier, this zone extends to the south and is connected to Main Briggs in an area now called North Main Briggs where reserves have been established as a result of drilling in 2011 and new pit design work completed in early 2012.

Figure 7-10 displays a representative cross section of the North Briggs grade shell (0.005 oz/ton Au; 0.17 g/ton Au) and drill holes cutting the zones. The reader may note that the grade shells are drawn to the original topography (pre-mining), however, the resources and reserves reported in this Technical Report include only those portions of the grade shells below the current topography (as of 12/31/2011).

Figure 7-10 Section 11,100N North Briggs Resource/Reserve area (looking north)

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7.3.5	Deep Briggs

The Deep Briggs zone was discovered in 2008 as Atna prepared to restart Briggs. The zone is located beneath the Main Briggs deposit has an aerial extent of 1,200 feet north-south and 500 to 1,000 feet east-west. Deep Briggs has a variable thickness ranging from 20 to 50 feet along its western edge to over 400 feet thick in the central portion of the deposit. The zone has a similar strike and dip as the Main Briggs deposit described above and appears to be focused along the same high-angle (?), northerly trending fault responsible for focusing mineralization in the Main Briggs zone. As with Main Briggs, Deep Briggs is hosted by quartzo-feldspathic gneiss and interfolded amphibolite lenses with minor amounts of disseminated pyrite and/or iron oxide after pyrite. A small portion of the current resource reported in this Technical Report is included in the proven and probable reserve estimate and will be mined as part of the expansion of the Main Briggs pit.

 Figure 7-11 Section 10,100N Main Briggs Pit area (looking north)

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8  DEPOSIT TYPES (Item 8)

Economic gold mineralization at Briggs occurs in two distinct but similar styles: lower-grade, disseminated mineralization, which was mined successfully in the past and is currently being mined by open-pit methods, along complexly folded and faulted zones west of the Goldtooth fault, and the higher-grade gold mineralization in an envelope close to the Goldtooth fault. Minable low-grade gold mineralization is restricted to the hanging wall rock package of the Goldtooth fault, a structure that appears to be the major hydrothermal solution feeder for gold mineralization. Alteration (sericitic) and gold mineralization occurs on both the hanging wall and footwall of the Goldtooth fault in the higher grade zones. However, gold mineralization only occurs within the gneissic package of rocks and the footwall intrusive rocks are not mineralized. Mineralization may be just slightly younger than the youngest Mesozoic intrusive ages (107-70 Ma) but is definitely older than the post-mineral basaltic dike (5.3 Ma).

Low-grade gold ores occurs in both the quartzo-feldspathic gneiss and the interfingered amphibolite and is associated with pyrite, localized silicification, quartz veining, sericite and carbonate (dolomite/ankerite) introduction. Mineralization is concentrated along relatively shallow-dipping zones, more or less foliation-parallel throughout the host rock sequence. While the broader zones of mineralization have relatively shallow dips, modestly higher grade mineralization (mineralization >0.05 oz/ton Au or 1.7 g/t Au) appears to be focused along major (and minor) high angle faults and shear zones such as the Goldtooth fault or sub-parallel faults to the west of the Goldtooth. Enhanced gold values tend to occur at or near the margins of amphibolite lenses, especially along their sheared and altered lower contacts. Amphibolite masses are sporadically distributed and behaved plastically in the strong pre-mineral deformation of the Proterozoic package. They tend to be elongate and concordant with the foliation of the host quartzo-feldspathic gneiss. The amphibolites vary in width from a fraction of a foot to as much as several hundred feet in thickness. Where amphibolite bodies are thick, gold values of economic grade, in association with pyrite, and/or oxidized pyrite, occur at or near their contacts, but normally the core of the thick masses of amphibolite are barren. Accentuated gold values can occur within the gneiss in zones isolated from amphibolite bodies, but generally where there is evidence of brittle deformation and an abundance of muscovite (sericite?) or chlorite.

Microscopic analyses of mineralized rocks from Briggs consistently showed that gold is associated with pyrite generally as tiny flakes (2-200 micron) surrounding cubic pyrite crystals or as platelets in fractures within the partially oxidized pyrite crystals. Pyrite is believed to have formed as a result of a hydrothermally carried sulfur flux which permeated and flowed upward through the siliceous gneiss, precipitating as pyrite where the sulfur came into contact with iron-rich minerals present in the amphibolite lenses. Gold-transporting sulfur complexes would have been destablized during this wall rock-hydrothermal fluid interaction, causing gold and pyrite deposition. Unlike the vast majority of gold systems in the Great Basin region, Briggs has virtually no other associated metals. Arsenic, mercury, antimony, tellurium, and selenium are general at crustal abundance levels. Base metals are also present in very low amounts with copper being the only element occasionally present (traces of chalcopyrite and or oxide zone copper minerals have been observed).

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In general, where the quartzo-feldspathic gneiss and amphibolite contain less than or equal to 0.1 percent pyrite by volume, the associated gold values tend to be in the 10 to 150 parts per billion (ppb) range. Where pyrite values exceed 0.5 percent in either the siliceous gneiss or the amphibolite, gold values tend to be above 300 ppb. A pyrite content of greater than 3 percent, particularly when unoxidized, often signifies associated gold values in the 0.04 to 0.10 oz/ton Au (1.5 to 3.5 g/t Au) range (Figure 8-1). Gold values as high as 21 g/t Au, coincident with a pyrite content exceeding 15 percent by volume, have been encountered in drilling the deeper portions of the Goldtooth fault. While gold mineralization is commonly associated with pyrite in the host rocks, it is not a definitive guide to gold mineralization as several zones within the mine grading greater than 1.5 ppm Au have been encountered which do not bear significant iron oxides after pyrite or unoxidized pyrite.

Figure 8-1 HQ core Main Briggs Deposit, PNC011, 354 feet, 0.047 oz/ton Au

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No significant zonation has been identified in the Briggs gold mineralization from the upper-most ore-grade mineralization to the deepest zones drilled to date – a vertical distance of nearly 2,000 feet. Trace element geochemistry remains constant with no increase in base metals (copper, lead, and zinc) or reduction in the “epithermal-suite” of elements (mercury, arsenic, and antimony). Alteration remains consistent with no change in the mineralogy of the alteration minerals with the exception of the near-surface oxidation of pyrite. Additionally, the sulfide mineralogy remains consistent from the top to the bottom of the mineralized zone(s). Based upon the data, the Briggs gold system is believed to be mesothermal in character and to have developed much deeper in the crust than the majority of the young epithermal systems present in the vicinity of Briggs (e.g. the Bullfrog mine near Beatty, Nevada). Perhaps the best analog for this Briggs gold system is the eastern Mother Lode belt in north-central California along the western slope of the Sierra Nevada.

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9  EXPLORATION (Item 9)

Atna’s exploration follows efforts by its predecessors dating back into the 1930s. The various property operators conducted surface geologic mapping and rock sampling as well as small shallow drill programs from the early-1970s through 1987. Major exploration and development efforts were completed by Addwest Gold Inc., from 1988 through 1989 (a company acquired by Canyon in the late-1980s) and Canyon, from 1989 through 2008 (which merged with Atna in 2008).

Table 9-1, below, summarizes the exploration history at the property and the activities carried out by the various companies involved in the exploration and development of Briggs.

Table 9-1 History of Exploration and Development of Briggs

Year(s)	Organization	Activities
1930s	US Bureau of Mines & Harry Briggs	Underground drifting and raises in the vicinity of the current Goldtooth pit
1972	Place Amex	Mapping, sampling, 3 rotary drill holes
1975	Homestake	Mapping, sampling, 6 rotary drill holes
1977	Inspiration Development	Mapping, sampling, 6 diamond drill holes
1980	Nerco	Mapping and surface sampling
1981	Western Nuclear & Phelps Dodge Mining	Mapping, sampling, 8 rotary drill holes
1985	Camindex	District evaluation, mapping, sampling 11 rotary drill holes
1986 – 1987	Billiton Minerals	Mapping, sampling, 10 reverse circulation drill holes
1988 – 1989	Addwest Gold, Inc.	Major development drilling effort 202 reverse circulation rotary holes
1990 – 2003	Canyon	Mapping, sampling, airborne geophysics, 346 core and reverse circulation rotary drill holes, mine permitting, development, open pit and underground mining, and gold production
2005 - 2008	Canyon	116 reverse circulation rotary and 1 core drill holes
2008 – 2009	Atna	32 reverse circulation rotary drill holes, leach pad expansion, open pit mining and gold production
2011	Atna	65 reverse circulation rotary drill holes

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10 DRILLING (Item 10)

10.1	Summary

The Briggs drill hole database consists of 910 drill holes with a total footage of 341,599.3 feet. Modern exploration began in 1972, culminating in open pit ore extraction from 1994 through 2004 and then again commencing in 2009 and continuing through the effective date of this Technical Report. The database used for the current resource and reserve estimates includes only those drill holes completed after 1987, during the Addwest and later operators’ programs. Drilling by earlier operators is not included because the drill hole locations and assay data could not be adequately validated by the authors. The majority of the drill holes completed on the Briggs property have been RC drill holes with only 20 core holes. Most holes at Briggs were not down-hole surveyed due to their relatively short down-hole lengths (<500 feet); however, for those that were down-hole surveyed, only modest deviation from the collar was noted above 500 feet. Deeper holes, primarily completed by Atna (800 to 1,100 feet) were down-hole surveyed with gyroscopic survey tools. Figure 10-1 displays the drill hole locations for Briggs property.

10.2	Pre-1988 Drilling Programs

Prior to the drilling efforts by Addwest, Canyon, and Atna, drilling was conducted by six different companies between 1972 and 1987. The first to drill in the property area was Placer Amex who drilled three rotary holes totaling 1,270 feet in 1972. After a brief hiatus, Homestake Mining Company drilled six rotary holes in 1975 totaling 1,880 feet. Inspiration Development was the next company to drill at the Briggs property and complete six short diamond drill holes totaling 1,456 feet. Western Energy and Phelps Dodge Mining (joint venture partners) drilled eight rotary holes totaling 1,434 feet in 1981. Camindex drilled 11 rotary holes totaling 1,750 feet in the Briggs vicinity in 1985 and were followed in 1986 by Billiton who drilled an additional 10 reverse circulation rotary holes totaling 3,615 feet. None of the data or precise drill hole collar locations could be adequately recovered and re-confirmed from any of the pre-1988 drilling and therefore these data were excluded from the resources and reserves estimates presented in this Technical Report.

10.3	1988 and 1989 Addwest Gold Drilling

Addwest acquired the Briggs property in late-1988 and commenced drilling in December of that year. Over the course of the next 12 months Addwest completed, 201 reverse circulation rotary drill holes totaling 67,540 feet within the Main Briggs, BSU and North Briggs zones. The Main Briggs zone discovery was credited to drill holes PN031 and PN042. PN031 encountered 290 feet grading 0.041 oz/ton Au and PN042 cut 305 feet grading 0.049 oz/ton Au with both holes first entering mineralized material at a drill hole depth of 10 feet below the collar. The work by Addwest developed the vast majority of the initial historic resource of the Main Briggs deposit prior to Canyon's acquisition of Addwest in early 1990.

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10.4	1990 through 2003 Canyon Resources Drilling

After acquisition of Addwest and its Briggs property in early-1990, Canyon continued development drilling as well as exploration drilling at Briggs. During pre-development and the historic production period (1990 through 2004), Canyon completed a number of drilling campaigns. The drilling included major efforts focused on definition drilling in the North Briggs zone and the shallow portions of the Goldtooth fault and Goldtooth Hanging Wall zones. During the period, Canyon drilled 257 reverse circulation rotary holes to develop the reserves in the Main Briggs and BSU deposits with a total footage of 95,942 feet. Additionally, Canyon completed 19 core holes for geotechnical and metallurgical test work totaling 6,711 feet.

During development work, Canyon discovered the North Briggs zone to the north of BSU and the Main Briggs deposits. Canyon drilled 108 RC holes to develop the historic reserves mined by Canyon in this deposit in the early 2000s. Total footage drilled in the North Briggs zone was 35,980 feet. Canyon continued exploration drilling during production and discovered the Goldtooth and Goldtooth Hanging Wall zones to the south of the Main Briggs deposit. Development drilling in these deposits consisted of 113 RC holes totaling 33,611 feet.

Canyon’s work during this period delineated the reserves mined during the project’s original mine life and discovered the North Briggs, BSU, Goldtooth, and Goldtooth Hanging Wall deposits. All data from these drilling campaigns completed by Canyon has been incorporated into this Technical Report.

10.5	2005 through 2008 Canyon Resources Drilling

Beginning in 2005 and continuing into 2008, Canyon drilled 113 reverse circulation rotary drill holes at the project. Total footage during this period of drilling was 45,142 feet. In addition to the RC drilling, Canyon completed one core hole into the deeper Goldtooth Fault zone mineralization for geotechnical analysis and metallurgical testing (611 feet). Exploration targets included several sparsely drilled areas of the Briggs Main, BSU, and Goldtooth open pit deposits. Additionally, a significant amount of this drilling was focused on expansion and infill drilling along the higher grade zones associated with the Goldtooth Fault discussed earlier in this technical report. All of the drill data developed in the 2006–2007 drilling campaign.

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10.6	2008 through 2009 Atna Drilling

After Atna merged with Canyon in 2008, Atna completed 32 drill holes in 2008 and 2009 focused on two areas of Briggs during initial re-start activities. Total footage for this program was 23,391 feet. The focal point in the drilling was a sparsely drilled area between the Goldtooth pit area and the existing reserves in the southern edge of the BSU pit and the Deep Briggs target area. In the Goldtooth area six holes were completed (4,965 feet) and the drilling failed to extend mineralization southward from the BSU reserves or northward from the Goldtooth Hanging Wall zone. Drilling the hypothetical target at Deep Briggs however was more productive. A total of 26 holes were drilled in accessible areas of the Main Briggs pit for a total of 18,426 feet. This initial work discovered a large zone of low-grade gold mineralization similar in character to the Main Briggs deposit located directly above the targeted zone. Nearly all of the holes cut zones of gold mineralization within the gneiss-amphibolite rock package and this established the initial resource for in the Deep Briggs zone reported in the 2009 Technical Report on Briggs (March 2009). Poor access around the existing pit perimeter of the Main Briggs pit made additional drilling in the target area difficult and of limited value in increasing the confidence level of the resources and additional drilling was delayed until 2011 when mining had established broad benches along the southern and eastern margins of the Main Briggs pit. All drilling results from the 2008-2009 work have been incorporated into the resource and reserve estimates presented in this Technical Report.

10.7	2011 Atna Drilling

In early 2011, Atna resumed drilling at Briggs. Several target areas had been developed to assist the mine in short-term and long-term reserve and resource expansion. A total of 66 RC holes were drilled for a total footage of 32,071 feet in the 2011 program. Targets pursued in 2001 included:

•	BSU South – evaluating mineralization encountered in pit margin blasthole drilling
•	South Argonaut – evaluating the potential expansion of a small reserve under development by the mine staff at the western edge of the North Briggs zone;
•	North Main Briggs – infill drilling to bring inferred resources to measured/inferred categories and minor step-out drilling to attempt to define the zone’s limits;
•	Deep Briggs – infill and step-out drilling to better define and expand the large body of indicated and inferred resources present in the 2008-2009 Deep Briggs discovery;
•	Seven holes were completed in the southern BSU area totaling 1,607 feet. The work established a small layback which was immediately mined out by the mine staff to open the area up for waste rock backfilling.

Nine holes (1,600 feet) were drilled along the southern margin of the Argonaut pit to evaluate the potential for a new layback of the southern edge of the pit without success. This work did however confirm that the use of the Argonaut and North Briggs pit areas were suitable for waste rock disposal and are currently being used as one of the principal waste dump sites for the mine.

At the North Main Briggs target, 16 holes were drilled for a total of 5,650 feet. All holes cut gold mineralization over potentially minable thicknesses and significantly added to the drill hole data density in this area. This Technical Report provides an update on this area’s resources and reserves which were increased sharply over the year-end 2010 reserve estimates disclosed in Atna’s 2010 Form 20-F filings.

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The majority of the 2011 drilling effort was focused on infill and expansion drilling of the Deep Brigg zone which lies beneath the existing Main Briggs deposit currently being exploited at the mine. Thirty-four (34) holes were completed in or adjacent to the Deep Briggs resource area for a total footage of 23,214 feet. Nearly all the drilling was from newly established benches on the eastern edge of the Main Briggs pit.

All drilling results from the 2011 work have been incorporated into the resource and reserve estimates presented in this Technical Report.

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Figure 10-1 Drill Hole Location Map, Briggs Mine

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11  SAMPLE PREPARATION, ANALYSIS, AND SECURITY (Item 11)

Drill hole sampling, logging, and analysis varied somewhat from operator to operator since 1988 when Addwest first became involved in the project to the latest round of drilling in 2011 by Atna. However, standard industry practices were employed during the Addwest, Canyon and Atna drill programs and are the only drilling campaigns included in the database underlying the resource and reserve estimates presented in this Technical Report. The 2006-2008 Canyon and 2008-2011 Atna drilling campaigns have well documented QA/QC programs consistent with current industry best practices. Additionally, all drilling activities at the site were conducted behind the fenced, gated, and locked mine security fence since 1995. Atna maintains a drill chip, core and sample pulp library at Briggs site which represents nearly all the exploration and development drilling completed at the site since 1988.

11.1	Core Drilling

Only a minor portion of the drilling at Briggs has been core drilling. The drilling was conducted for three primary purposes: 1) geotechnical data collection for pit slope stability studies; 2) sample acquisition for metallurgical testing; and 3) twinning reverse circulation rotary drill holes to confirm grades reported in the RC drill holes. Twenty core holes are represented in the mine drill hole database totaling 7,322 feet.

All core holes were drilled by standard dual-tube wireline drilling methods with HQ core the dominant core size. Core samples were recovered by the drilling crews by retrieving the core barrel with the wireline and core was then placed into core boxes. Once boxed, the drillers recorded on a wooden block the ending footage of the interval drilled and the manually measured footage of rock recovered in the run. The block was then placed into the core box to separate each individual drilled and retrieved interval.

Core boxes were picked up by the mine site geologist at various intervals during the day and relocated to the core logging/geology storage building in the mine administration area of the mine property. The geologist would then layout the core boxes on tables for logging recording the geologic characteristics of the rock recovered, the rock quality data, alteration features and re-measure the recovered material in the individual drilled intervals. Once geologic and geotechnical logging was completed, sample intervals would be determined and a sample number assigned to the interval (the style of sample number varied from campaign to campaign). Samples generally were five feet in length or less dependent upon the length of the core runs. Once the core is logged and sample intervals delineated, the core is then photographed for long-term archiving and reference.

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The core is then either cut with a diamond saw or split utilizing a mechanical core splitter with half of the core retained in the original core box and the other half core bagged for shipment to the third-party analytical laboratory. In some cases, when the core was utilized for metallurgical testing, the entire core was sampled and sent to the metallurgical laboratory for processing.

Samples were entered on a sample record sheet and an analytical work order (lab transmittal) prepared with the requested analytical method, sample preparation methods, and instructions regarding pulp and reject disposition noted. Samples were then bagged in larger rice bags for shipment or placed in sealed 55 gallon steel drums for shipment to the analytical or metallurgical laboratory. Sampled core was stored inside the fenced and locked administrative area of the mine prior to pickup by the shipping company and/or loading into a company vehicle for delivery to the laboratory.

11.2	Reverse Circulation Rotary Drilling

RC drilling was completed by a variety of contract drilling companies over the life of the project with Eklund, Boart Longyear, Harris, Lane Christinsen, and National Drilling the principal contractors over the years. Various drills were also utilized over the years from truck mounted, track mounted, or “Buggy” mounted RC drills.

All contractors and drill types utilized very similar to identical sample recovery mechanism with compressed air forced down between the intertube and the drill steel inner wall to the hammer bit which would then “fire” and hammer the carbide button bit into the rock at the bottom of the hole. The compressed air (along with any drilling fluid) injected into the drill string would then exit the drill bit and force the rock chips up the hole to an interchange where the cuttings would enter the inner tube to return to the surface and be discharged into a cyclone for homogenization. From the cyclone, cuttings are fed into a rotary splitter that takes a representative split (usually a ¼ split), sending one split portion to the sample port, and the larger portion through the reject port. Cuttings are placed in 10” x 17” sample bags that are clearly marked using the drill hole number and a numeric sequence prepared beforehand using a spreadsheet. This sheet is used to track bag numbers and footages, standards, blanks, and duplicates. A small portion of sample is also kept for logging purposes and is placed in a chip tray compartment that is clearly labeled with footage and sample number which is utilized for geologic logging and retained as a reference sample for the drill hole in the geologic storage facility at the mine site.

Samples are collected on 5-foot intervals during drilling. After a new pipe length is added to the drill string, the driller proceeds to flush the drill string of any remnant rock chips and lowers the drill steel to the previous bottom of the hole. Once the drill fluid/air returned up the inner tube of the drill steel contains no rock chips, downward pressure is applied the bit and drilling proceeds. When the drill has penetrated a 5-foot interval, the driller will remove the downward pressure and once again allow the sample return to clear of any rock chips (eliminating contamination, to the degree possible, from the next or last interval drilled). Sample bag(s) will be removed and replaced with the next sample bag and drilling will resume until the next sample interval is completed.

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Sample bags are retrieved at various intervals from the drill site by the site geologist and returned for air-drying at the geology building lay-down area. Once relatively dry, samples were loaded into pallet boxes and cross checked against the sample record sheets and analytical standards and blanks inserted into the sample sequence. Standards were inserted every fifth sample and a blank sample inserted every tenth sample. Atna’s internal quality control and assurance program will be discussed later in this Technical Report.

11.3	Security for Reverse Circulation and Core Samples

Crated samples are delivered to the analytical laboratory in the numbered bags, along with a transmittal sheet stating whether the samples are “cuttings” or “core”, the range of sample numbers, and the total sample count. The lab has no knowledge of the spatial reference of the individual samples, beyond being able to figure out that sequential numbers from a drill hole represent top-to-bottom sampling. In the case of cuttings, they can infer that the sample intervals are five feet long as that is standard sampling practice. In the case of core, it will be obvious from the volume that the maximum sample length would be six feet, but there would be no way of identifying an individual interval, and core samples will have a variety of lengths ranging from one foot to six feet.

Additionally, because Atna introduces blanks and standards to the sample stream, the lab cannot know exactly what footage a particular sample represents. Although forewarned that duplicates are present, the lab does not know where they occur in the group. By inspection of the submitted sample bag, the lab will be able to identify the blanks (red landscaping stone) and standards (pulp powder in Kraft envelopes), but will have no idea of the accepted value of any of the submitted standards or “blanks”.

Sample transmittals are prepared and are signed off on by the shipping company as having been received for transport. Upon delivery the laboratory acknowledges receipt of the samples on the bill of lading. Alternatively, if the samples are picked up by the laboratory itself, the laboratory representative signs the transmittal and the chain of custody is transferred to the lab at the mine site.

11.4	Sample Preparation and Analysis
11.4.1	Summary

No record exists of the sampling protocols or Quality Assurance and Quality Control program (QA/QC) program from drilling efforts prior to 2005. However, the analytical work was carried out by major mining industry laboratories operating at the time of the work and included the following assay laboratories: American Assay, Barringer Laboratories, Bondar-Clegg, and Skyline. Western Services Engineering, Inc. (WSE), author of the original, 1993 Feasibility and Ore Reserve Study for Canyon Resources prior to construction of the mine, reported that they reviewed the drill hole assay data and assay certificates. The data included laboratory internal duplicate assays and standard samples, as well as Canyon systematically sent pulps out for third-party check assays. Results of these checks and standards analysis were reported to support the accuracy of the laboratory assays reported for drill holes completed by Addwest and Canyon from 1988 through 2003. These data have been incorporated into the database utilized in this Technical Report to determine the property’s mineral resources and reserves.

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Drilling by Canyon in 2005 through 2008 utilized ALS Chemex Laboratories, an independent commercial analytical laboratory, as its primary analytical laboratory. ALS Chemex is an ISO 9001:2000 certified laboratory. Canyon established a QA/QC program to bolster ALS Chemex’s internal analytical QA/QC program. Canyon inserted both analytical standards and blank material into the sample sequence prior to shipment to the laboratory and tracked the results returned for errors. Canyon had Mr. William Fleshman (CP Geol, AusIMM, 10742) oversee the drilling programs in 2005 and 2006 and Canyon’s VP Exploration, Steven Zahony, oversaw the 2008 drilling program. Both individuals visited ALS Chemex’s laboratory and sample preparation facilities in Sparks, Nevada prior to conducting the drilling program. All gold analysis of the 1988 through 2008 drill samples were completed utilizing standard one-assay ton, fire assay methods with either a finish by atomic absorption or a gravimetric finish on high grade samples (those samples greater than 3.5ppm gold).

Drilling by Atna in 2008, 2009 and 2011 was supervised by Atna’s VP Exploration William Stanley (Registered Member of SME, No. 3069054RM). Atna continued and bolstered Canyon’s existing QA/QC program. Analytical work for the Atna drilling was completed by and independent commercial analytical laboratory, Inspectorate International Laboratories, in Sparks, Nevada (an ISO 9001:2000 analytical laboratory). Atna’s protocol includes the “blind” insertion of certified analytical standards and blank samples into the sample sequence at the rate of one blank or one standard for every ten assay samples. Gold was determined by standard one-assay ton, fire assay methods with either a finish by atomic absorption or a gravimetric finish on high grade samples (those samples greater than 3.5ppm gold).

11.4.2    Drill Sample Preparation

Standard specifications for sample preparation are clearly defined and monitored. The specifications are as follows:

1.         Crushing -Samples are dried at 110–120ºC and crushed with either an oscillating jaw crusher or a roll crusher.

2.         Pulverizing – Greater than 85 percent of the ring pulverized sample passes through a 75micron screen (Tuler 200 mesh).

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The ALS Chemex and Inspectorate’s QC specification for primary crushed material is that >70 percent of the sample must pass a 2mm (10 mesh) screen. Both laboratories also maintain a QC standard of >85 percent of the pulverized samples must pass a 200 mesh prior to splitting into the analytical sample. Both laboratories periodically insert coarse, blank sample material into the sample preparation stream to insure the various crushing and pulverization equipment is not retaining contamination from previous samples.

Crushed samples are homogenized and a 200-300 gram sample split from the dried and crushed drill sample. The portion of the sample not retained for pulverization is re-bagged and retained for delivery back to the mine site for storage and future use by Atna. The smaller split is then pulverized as to produce the sample fraction utilized by the laboratory for the gold determinations. Pulverized samples are then homogenized and the analytical sample split (31 grams for a standard one assay-ton fire assay). Unused pulp material is placed in craft envelopes, boxed, and returned to Atna for long-term storage at Briggs site or may be utilized for additional analysis such at cyanide soluble gold determinations.

No samples utilized in the drill-hole database for estimating Briggs resources or reserves were prepared or analyzed by employees, officers or directors of the issuer, Atna. The authors’ believe the sample preparation, security, and analytical data are of high quality and be relied upon for use within this Technical Report. Additionally, the authors have identified no issues related to drilling, sample recovery, or sampling methods that would negatively affect the results of this Technical Report.

Historic drill samples were analyzed at four laboratories including American Assay, Barringer Laboratories, Bondar-Clegg, and Skyline. WSE reviewed the historic reports and concluded that the check assay data indicates that the analytical results have been reasonably compiled. Also, standards were utilized during the drilling and the results indicate that there is reasonable control between the laboratories.

11.5           Analytical Quality Control - Blanks, Reference Materials, and Duplicates

In addition to the laboratories’ internal QA/QC programs, both Atna and Canyon introduce into the sample sequence coarse blank sample material and certified analytical gold standards to monitor analytical and sample preparation quality. In these drilling programs certified analytical standards used were produced by RockLabs of New Zealand. Standards were selected based upon grade and mineralogical character to mimic anticipated character of drill samples from Briggs.

During the 2005-2006 Canyon drill program, the analytical standards used were RockLabs SG14, SK21 and SK33. Standard SG14 has an expected average gold content of 0.989µg/g (+/- 0.019µg/g) at the 95 percent confidence interval. The “Certificate of Analysis” for each reference standard is available from Atna or may be downloaded from RockLabs’ web site at: http://www.rocklabs.com . The “blank” was prepared from silica sand purchased from a local hardware chain.

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Atna also utilized RockLab standards inserted into drill sample sequences delivered to Inspectorate. The standards utilized and their “accepted values” are: OxA71 (0.0849 ppm Au), SE19 (0.583 ppm Au), OxE86 (0.613 ppm Au), OxF65 (0.805 ppm Au), SF45 (0.848 ppm Au), SG31 (0.996 ppm Au), OxH66 (1.285 ppm Au), SH30 (1.323 ppm Au), SI42 (1.761 ppm Au), SI54 (1.780 ppm Au), Oxi67 (1.817 ppm Au), OxJ68 (2.342 ppm Au), SJ53 (2.637 ppm Au), and OxK69 (3.536 ppm Au). Atna utilized vesicular basaltic scoria (decorative rock) as its analytical “blank” due to the greater reliability of the material to return “less than detection limits” for gold. The material was purchased in 20 pound pre-packaged bags from the local hardware chain.

11.6           Analytical Blanks

The silica sand utilized by Canyon Resources did not prove to be sufficiently homogeneous to act as an adequate blank reference and was changed in the 2008 program. Figure 11-1 displays the results of for the blanks submitted with the drill samples during Canyon’s 2005-2006 program. The samples averaged 0.025 ppm Au. The author believe the erratic character of the gold analyzes for the silica sand is the result of minor amounts of ultrafine particulate gold contained in the commercially produced sand product.

Figure 11-1 Gold assay results from “Blank” submitted with drill samples.

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Because of the poor performance of the silica sand utilized for “blank” material in the 2005-2006 drill program, Canyon utilized decorative rock for its “blank” samples in the 2008 drilling program. Two types of material were utilized, “marble” a white coarsely recrystallized limestone and a black vesicular basalt labeled “Lava Rock”. While the performance of this material was considerably better than the silica sand, there was still significant variability in the analysis. The variability was most pronounced in the “Lava Rock” material. A total of nine Lava Rock “blanks” and 14 Marble “blanks” were assayed. Figures 11-2 and 11-3 display the data from these samples.

Figure 11-2 Gold Analysis for Lava Rock “Blank” Materials Submitted in 2008 Canyon Drill Program

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Figure 11-3 Gold Analysis for Marble “Blank” Materials Submitted in 2008 Canyon Drill Program

Atna’s 2008-09 and 2011 programs also utilized decorative rock for analytical “blank” samples to assess the laboratory’s crushing, pulverizing and analytical procedures. Atna utilized a readily available decorative rock made up of red basaltic vesicular basalt. Performance of this material was very good with only a few outliers in the 636 samples submitted resulting in assays greater than 30 ppb gold. The three samples above 30 ppb gold are believed to represent minor contamination in the crushing/pulverizing circuit in Inspectorate’s sample preparation equipment, but at these levels do not present an issue with the overall integrity of the analytical data. Atna inserted one blanks sample into the sample sequence every 20th sample (one per one hundred feet drilled). Figure 11-4 displays the assay results for the 636 “blank” samples submitted for assay.

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Figure 11-4 Atna Blank Sample Assay Results

11.6.1   Analytical Reference Sample Results

As stated earlier, both Atna and its immediate predecessor, Canyon, utilized RockLabs reference materials inserted into the sample sequences for each drill hole submitted for assay.

Canyon utilized three gold reference standards in its 2005 to 2006 drilling campaign: SG14, SK21, and SK33. One hundred three (103) splits of SG14 (accepted value = 0.989 ppm Au), were submitted to ALS with the drill samples (Figure 14-2). The reported value for this standard is 0.989ppm. Results from ALS ranged from a low of 0.087ppm to a high of 1.22ppm Au. The average value reported during the 2005-06 drill programs was 0.989 ppm with a standard deviation of 0.104.

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Figure 11-5 Gold assay Standard SG14, 2005-2006 drill program.

Seventy-one sample standards of reference standard SK21 were submitted for assay and averaged 3.83 ppm gold with a standard deviation of 1.05 (Figure 11-6). The standard has an accepted gold concentration of 4.048ppm. The low analytical values are possibly attributed to the submittal procedures which caused the SG14 to be coded as SK21. Appropriate mine site sample logging changes have been implemented to prevent this from occurring in the future. The high value returned as SK21 (8.16ppm) appears to be a lab error. In the lab report, the adjacent sample to this high value contains a value near the acceptable value for the standard and may have been an error on sample records before or after the furnace.

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Figure 11-6 Gold assay Standard SK21, 2005-2006 drill program.

The last standard reference material used during the 2005 to 2006 program was SK33. Eleven samples of SK33 were submitted and averaged 3.94 ppm gold with a standard deviation of 0.17 (Figure 11-7). The standard has an accepted value of 4.041 ppm gold with a standard deviation of 0.103 ppm. Due to the small number of samples submitted of this reference material, it is not surprising that the average values are slightly outside the confidence limits of the reference material, but do not indicate an issue with the validity of the analytical work conducted by ALS Chemex.

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Figure 11-7 Gold assay Standard SK33, 2005-2006 drill program.

During the 2008 drill program, holes were completed in the area of the BSU pit and Rocklabs analytical standards were once again utilized to identify laboratory QA/QC issues. Seven SG14 samples and seven SK33 standards were submitted as part of the sample stream and returned results well within normal tolerance. SG14 returned an average gold value of 0.976 ppm gold and a standard deviation of 0.009 ppm (accepted value = 0.989 ppm Au with standard deviation of 0.044. Figure 11-7 displays results from SK14.

Figure 11-7 Gold assays Standard SG 14 - 2008 drill program.

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SK33 returned an average gold value of 3.831 ppm gold and a standard deviation of 0.288 ppm (accepted value = 4.041 ppm Au and a standard deviation of 0.103 ppm). The low average and higher standard deviation is due to one sample which returned an anomalously low value of 3.2 ppm gold and is likely due to a lab error in reading this result on this sample.

Figure 11-8 Gold assay Standard SK 33 - 2008 drill program.

Atna utilized a greater variety of gold reference materials than had previously been utilized during the previous Canyon programs. During the 2008 – 2009 and again in the 2011 drilling, Atna utilized 24 separate gold standards produced by RockLabs. The standards used and the number of each submitted were as follows:

Table 11-1 Reference Materials Utilized in 2008-2009 and 2011 Drilling

Reference	Accepted Value	Standard Deviation	Number of Samples
Material Number	(ppm Au)	(ppm)	Submitted
OxA71	0.0849	0.0056	21
OxC58	0.201	0.007	54
OxC72	0.205	0.008	9
OxD57	0.413	0.012	31
OxE86	0.613	0.007	23
OxF65	0.805	0.034	61
OxH66	1.285	0.032	21
OxI67	1.817	0.062	17
OxJ36	2.398	0.073	17

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Reference	Accepted Value	Standard Deviation	Number of Samples
Material Number	(ppm Au)	(ppm)	Submitted
OxJ68	2.342	0.064	23
OxK69	3.583	0.086	36
OxN33	7.378	0.208	22
OxP32	14.990	0.440	4
SE19	0.583	0.011	21
SF45	0.848	0.028	24
SG14	0.989	0.044	4
SG31	0.996	0.028	44
SH24	1.326	0.043	19
Si15	4.041	0.103	23
Si42	1.761	0.054	33
Si54	1.780	0.034	25
SJ53	2.637	0.048	18
SK33	4.041	0.103	8
SQ28	30.140	0.473	30
		Total Standards Inserted	588

Figures 11-9 through 11-33 display the analytical results received from the submitted standards during the 2008-2009 and 2011 drilling programs. The vast majority of the submitted standards produced results within two standard deviations of the expected value reported for the reference material by RockLabs. A few of the standards did not perform well. This is particularly true of Reference material number OxK69 which returned lower than estimated acceptable values, SF45 which generally returned higher than acceptable values, and SQ28 which returned values less than the anticipated values estimated by RockLabs’ test work. In most cases however, the consistency of the lab results indicate that Inspectorate’s analytical work is within generally acceptable tolerances.

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 Figure 11-9 Scatter Plot of Analytical Results for Reference Material OxA71- 0.0849 ppm Au.

The average assay value returned from Standard OxA71 was 0.081 ppm Au, very close to the expected value of 0.0849 ppm. Twenty-one samples of this reference sample were inserted into the drill sample stream by Atna’s geologist. OxA71 has a 95 percent confidence interval of 0.0022 ppm Au and the Inspectorate results returned all but two samples within two standard deviations of the expected value. Figure 11-9 displays data for this standard.

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 Figure 11-10 Scatter Plot of Analytical Results for Reference Material OxC58, 0.201 ppm Au.

The average assay value returned from Standard OxC58 was 0.199 ppm Au, very close to the expected value of 0.201 ppm. Fifty-four samples of this reference sample were inserted into the drill sample stream by Atna’s geologist. OxC58 has a 95 percent confidence interval of 0.0022 ppm Au and the majority of Inspectorate results returned assays within two standard deviations of the expected value. However, a number of the results were lower than the desired range. Certificates with these low values have been evaluated against other standards, blanks, and laboratory standards and these results are within acceptable tolerance. Figure 11-10 displays data for this standard.

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 Figure 11-12 Scatter Plot of Analytical Results for Reference Material OxC72, 0.205 ppm Au.

The average assay value returned from Standard OxC72 was 0.200 ppm Au, very close to the expected value of 0.205 ppm. Nine samples of this reference sample were inserted into the drill sample stream by Atna’s geologist. OxC72 has a 95 percent confidence interval of 0.0022 ppm Au and all the Inspectorate results are within two standard deviations of the expected value. Figure 11-12 displays data for this standard.

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 Figure 11-13 Scatter Plot of Analytical Results for Reference Material OxD57, 0.413 ppm Au.

The average assay value returned from Standard OxD57 was 0.417 ppm Au, very close to the expected value of 0.413 ppm. Thirty-one samples of this reference sample were inserted into the drill sample stream by Atna’s geologist. OxD57 has a 95 percent confidence interval of 0.005 ppm Au and all but four of the Inspectorate results are within two standard deviations of the expected value. Figure 11-13 displays data for this standard.

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 Figure 11-14 Scatter Plot of Analytical Results for Reference Material OxE86, 0.613 ppm Au.

The average assay value returned from Standard OxE83 was 0.613 ppm Au, the expected value of 0.613 ppm. Twenty-three samples of this reference sample were inserted into the drill sample stream by Atna’s geologist. OxE83 has a 95 percent confidence interval of 0.007 ppm Au. The Inspectorate results have significant scatter, both high and low, but the majority are within two standard deviations of the expected value. Figure 11-14 displays data for this standard.

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 Figure 11-15 Scatter Plot of Analytical Results for Reference Material OxF65, 0.805 ppm Au.

The average assay value returned from Standard OxF65 was 0.795 ppm Au, very close to the expected value of 0.805 ppm. Sixty-one samples of this reference sample were inserted into the drill sample stream by Atna’s geologist. OxF65 has a 95 percent confidence interval of 0.014 ppm Au and all but four of the Inspectorate results are within two standard deviations of the expected value. Figure 11-15 displays data for this standard.

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Figure 11-16 Scatter Plot of Analytical Results for Reference Material OxH66, 1.285 ppm Au.

The average assay value returned from Standard OxH66 was 1.292 ppm Au, very close to the expected value of 1.285 ppm. Twenty-one samples of this reference sample were inserted into the drill sample stream by Atna’s geologist. OxH66 has a 95 percent confidence interval of 0.012 ppm Au and all but five of the Inspectorate results are within two standard deviations of the expected value. Figure 11-16 displays data for this standard.

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Figure 11-17 Scatter Plot of Analytical Results for Reference Material OxI67, 1.817 ppm Au.

The average assay value returned from Standard Oxi67 was 1.753 ppm Au, very close to the expected value of 1.817 ppm. Seventeen samples of this reference sample were inserted into the drill sample stream by Atna’s geologist. Oxi67 has a 95 percent confidence interval of 0.024 ppm Au and all but three of the Inspectorate results are within two standard deviations of the expected value. Figure 11-17 displays data for this standard.

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Figure 11-18 Scatter Plot of Analytical Results for Reference Material OxJ36, 2.398 ppm Au.

The average assay value returned from Standard OxJ36 was 2.557 ppm Au, the expected value of the standard is 2.398 ppm. Seventeen samples of this reference sample were inserted into the drill sample stream by Atna’s geologist. OxJ36 has a 95 percent confidence interval of 0.031 ppm Au and all but five of the Inspectorate results are within two standard deviations of the expected value, however the average is influenced significantly by the five high values. Figure 11-18 displays data for this standard.

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Figure 11-19 Scatter Plot of Analytical Results for Reference Material OxJ68, 2.342 ppm Au.

The average assay value returned from Standard OxJ68 was 2.400 ppm Au, very close to the expected value of 2.342 ppm. Twenty-three samples of this reference sample were inserted into the drill sample stream by Atna’s geologist. OxJ68 has a 95 percent confidence interval of 0.012 ppm Au and all but four of the Inspectorate results are within two standard deviations of the expected value. Figure 11-19 displays data for this standard.

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Figure 11-20 Scatter Plot of Analytical Results for Reference Material OxK69, 3.583 ppm Au.

The average assay value returned from Standard OxK69 was 3.447 ppm Au, very close to the expected value of 3.583 ppm. Thirty-six samples of this reference sample were inserted into the drill sample stream by Atna’s geologist. OxK69 has a 95 percent confidence interval of 0.033 ppm Au. The Inspectorate results include fourteen (14) samples that fall below two standard deviations of the expected value. The certificates associated with these low assay values have been evaluated for batch analytical errors. All other standards and duplicate assays in these certificates performed within tolerance and therefore the drill sample assays are considered reliable. Figure 11-20 displays data for this standard.

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Figure 11-21 Scatter Plot of Analytical Results for Reference Material OxN33, 7.378 ppm Au.

The average assay value returned from Standard OxN33 was 7.324 ppm Au, very close to the expected value of 7.378 ppm. Twenty-two samples of this reference sample were inserted into the drill sample stream by Atna’s geologist. OxN33 has a 95 percent confidence interval of 0.088 ppm Au and all but three of the Inspectorate results are within two standard deviations of the expected value. Figure 11-21 displays data for this standard.

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Figure 11-22 Scatter Plot of Analytical Results for Reference Material OxP32, 14.99 ppm Au.

The average assay value returned from Standard OxP32 was 15.171 ppm Au, very close to the expected value of 14.99 ppm. Four samples of this reference sample were inserted into the drill sample stream by Atna’s geologist. OxP32 has a 95 percent confidence interval of 0.18 ppm Au and all of the Inspectorate results are within two standard deviations of the expected value. Figure 11-22 displays data for this standard.

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Figure 11-23 Scatter Plot of Analytical Results for Reference Material SE19, 0.583 ppm Au.

The average assay value returned from Standard SE19 was 0.583 ppm Au, the expected value of 0.583 ppm. Twenty-one samples of this reference sample were inserted into the drill sample stream by Atna’s geologist. SE19 has a 95 percent confidence interval of 0.011 ppm Au and all but two of the Inspectorate results are within two standard deviations of the expected value. Figure 11-23 displays data for this standard.

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Figure 11-24 Scatter Plot of Analytical Results for Reference Material SF45, 0.848 ppm Au.

The average assay value returned from Standard SF45 was 0.933 ppm Au, higher than the expected value of 0.848 ppm. Twenty-four samples of this reference sample were inserted into the drill sample stream by Atna’s geologist. SF45 has a 95 percent confidence interval of 0.010 ppm Au and all but seven of the Inspectorate results are within two standard deviations of the expected value. The standard did not perform acceptably relative to the expected value and each assay certificate was evaluated to identify any batch errors on the part of the laboratory. All other standards in these certificates returned acceptable values and therefore the drill sample analytical data is considered acceptable for use in the estimation of the resources and reserves within this Technical Report. Figure 11-24 displays data for this standard.

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Figure 11-25 Scatter Plot of Analytical Results for Reference Material SG14, 0.989 ppm Au.

The average assay value returned from Standard SG14 was 1.048 ppm Au, near the expected value of 0.989 ppm. Four samples of this reference sample were inserted into the drill sample stream by Atna’s geologist. SG14 has a 95 percent confidence interval of 0.019 ppm Au and all but one of the Inspectorate results are within two standard deviations of the expected value. Figure 11-25 displays data for this standard.

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Figure 11-26 Scatter Plot of Analytical Results for Reference Material SG31, 0.996 ppm Au.

The average assay value returned from Standard SG31 was 0.961 ppm Au, near the expected value of 0.996 ppm. Forty-four samples of this reference sample were inserted into the drill sample stream by Atna’s geologist. SG31 has a 95 percent confidence interval of 0.011 ppm Au. Eleven of the Inspectorate results are below two standard deviations of the expected value. The standard did not perform acceptably relative to the expected value and each assay certificate was evaluated to identify any batch errors on the part of the laboratory. All other standards in these certificates returned acceptable values and therefore the drill sample analytical data is considered acceptable for use in the estimation of the resources and reserves within this Technical Report. Figure 11-26 displays data for this standard.

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Figure 11-27 Scatter Plot of Analytical Results for Reference Material SH24, 1.326 ppm Au.

The average assay value returned from Standard SH24 was 1.376 ppm Au, near the expected value of 1.326 ppm. Nineteen samples of this reference sample were inserted into the drill sample stream by Atna’s geologist. SH24 has a 95 percent confidence interval of 0.016 ppm Au and all but six of the Inspectorate results are within two standard deviations of the expected value. Figure 11-27 displays data for this standard.

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Figure 11-28 Scatter Plot of Analytical Results for Reference Material SI15, 1.805 ppm Au.

The average assay value returned from Standard SI15 was 1.630 ppm Au, below the expected value of 1.805 ppm. Twenty-three samples of this reference sample were inserted into the drill sample stream by Atna’s geologist. SI15 has a 95 percent confidence interval of 0.028 ppm Au. The standard performed poorly with fourteen of the Inspectorate results below two standard deviations of the expected value. This appears to be an issue with the standard itself versus the flux being used in Inspectorate’s fire assay procedures as all other standards in the certificates containing the SI15 inserted standard returned acceptable values. Figure 11-28 displays data for this standard.

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Figure 11-29 Scatter Plot of Analytical Results for Reference Material SI42, 1.761 ppm Au.

The average assay value returned from Standard SI42 was 1.728 ppm Au, very close to the expected value of 1.761 ppm. Thirty-three samples of this reference sample were inserted into the drill sample stream by Atna’s geologist. SI42 has a 95 percent confidence interval of 0.021 ppm Au and all but six of the Inspectorate results are within two standard deviations of the expected value. Figure 11-29 displays data for this standard.

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Figure 11-30 Scatter Plot of Analytical Results for Reference Material SI54, 1.780 ppm Au.

The average assay value returned from Standard SI54 was 1.789 ppm Au, very close to the expected value of 1.780 ppm. Twenty-five samples of this reference sample were inserted into the drill sample stream by Atna’s geologist. SI54 has a 95 percent confidence interval of 0.011 ppm Au and all but four of the Inspectorate results are within two standard deviations of the expected value. Figure 11-30 displays data for this standard.

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Figure 11-31 Scatter Plot of Analytical Results for Reference Material SJ53, 2.637 ppm Au.

The average assay value returned from Standard SJ53 was 2.627 ppm Au, very close to the expected value of 2.637 ppm. Eighteen samples of this reference sample were inserted into the drill sample stream by Atna’s geologist. SJ53 has a 95 percent confidence interval of 0.016 ppm Au and all but five of the Inspectorate results are within two standard deviations of the expected value. Figure 11-31 displays data for this standard.

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Figure 11-32 Scatter Plot of Analytical Results for Reference Material SK33, 4.041 ppm Au.

The average assay value returned from Standard SK33 was 4.033 ppm Au, very close to the expected value of 4.041 ppm. Eight samples of this reference sample were inserted into the drill sample stream by Atna’s geologist. SK33 has a 95 percent confidence interval of 0.041 ppm Au and all of the Inspectorate results are within two standard deviations of the expected value. Figure 11-32 displays data for this standard.

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Figure 11-33 Scatter Plot of Analytical Results for Reference Material SQ28, 30.14 ppm Au.

The average assay value returned from Standard SQ28 was 28.955 ppm Au, very close to the expected value of 30.14 ppm. Thirty (30) samples of this reference sample were inserted into the drill sample stream by Atna’s geologist. SQ28 has a 95 percent confidence interval of 0.30 ppm Au. Seventeen of the Inspectorate results are below two standard deviations of the expected value and this is primarily due to the lack of available standard to perform a second, gravimetric finish assay on the standard as the AA finish often produces lower average values on high-grade gold samples. Figure 11-33 displays data for this standard.

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12	DATA VERIFICATION (Item 12)

Historic drill samples were analyzed at four analytical laboratories; American Assay, Barringer Laboratories, Bondar-Clegg, and Skyline prior to the drilling conducted by Atna and Canyon. The author has reviewed both the assay data entered into the analytical drill hole database against the certificates of assay on more than 50 of the pre-2006 drill holes and have identified no material errors in the database entry. All pre-2006 drill sample results included results for inserted analytical standards, however, the record of the expected values is no longer available. Logs and/or certificates of assays have these standards noted and check marked, but it is unknown what action was taken at the time, if the values returned were deemed unacceptable.

In addition to the manual inspection and cross checking of the data entry, the author completed a random verification of the entire analytical data in the drill hole database. Utilizing Excel and its random number generator, 250 randomly generated line numbers were identified representing 5 percent of the over 50,000 sample drill hole data set making up the Briggs drill hole database. These randomly selected samples were then verified by physically examining the sample assay certificate (if available) and or the drill log which included hand entered assay data. No data entry errors were identified, however the data had been rounded during the conversion of data reported on the assay certificates in ppb when converted to oz/ton gold in the database. None of the errors or identified in the assay database has any effect on the mineral resource or reserves reported in this Technical Report.

Table 12-1 Database Error Check Results

Error Description	Number of Errors
Zero entered in oz/ton Au field versus -0.001	28
Zero entered in oz/ton Au field versus 0.001	2
Zero entered in oz/ton Au field versus -9 (no sample recovered)	2
Zero entered in oz/ton Au field versus 0.0004 or 0.0001 (rounding error)	2
Total errors	34

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13	MINERAL PROCESSING AND METALLURGICAL TESTING (Item 13)

Commercial production commenced at Briggs in 1996 and continued into 2004. During that period, material was mined from three different pits. A total of 733,850 ounces of contained gold was placed on the heap, from which a total of 554,607 ounces of gold was recovered. Original metallurgical test work indicated that the majority of ore required crushing to a size of 80 percent passing ¼” minus. Test work included both bottle roll and column leach tests on varying sizes of crushed ore. Further metallurgical test showed that certain ore types achieved economic recoveries without crushing. Approximately 20M tons of crushed ore and 6M tons of ROM where placed on the leach pad during that period. Total leach pad recovery was 75.4 percent compared to the 75.1 percent that was predicted.

During operations, metallurgical testing was conducted on material placed on the heap. A combination of monthly crusher composite columns, bulk ROM composite columns, and various bottle rolls were performed to assist in determining recoveries and operating parameters for the different pits and ore types. As determined by this testing, the crushed material averaged approximately 80 percent recovery.

In early 2009 operations recommenced. Based on historical results and new column and bottle roll metallurgical testing, all ores would be crushed to 80-85 percent passing ¼” minus. Recovery models are based on using an estimated 80 percent recovery spread over an 18 month period. The 18 month period includes three rest periods of two month each to account for stacking operations that require sections of the leach pad to be dried to enable stacker operation prior to the placement of an additional stacked lift. Currently the recovery model stands at 78.6 percent after the leaching of over 7.0 million tons of ore since restart in 2009. Actual cumulative recovery is compared to the estimated target of 80 percent. Actual cumulative gold recovery versus predicted gold recovery is shown in Figure 13-1. A component of this difference in actual recovery versus target can be attributed to a shortfall in actual time under leach for certain sections of the pad due to conveyor placement. It is anticipated that global gold recovery will achieve if not exceeded target once stacking operations have been completed and the full leach cycle can be achieved on the entire pad.

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Figure 13-1 - Cumulative Actual Gold Recovery vs Target Recovery

Metallurgical test columns and bottle rolls of monthly crusher composites are performed to provide confirmation of the estimated recovery. The result of this test work over the past year is shown in Table 13-1. These tests indicate that an 80 percent recovery target may understate final recovery potential.

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Table 13-1 Monthly Crusher Composite Column and Bottle Roll Test Results

	Leach Column Extracted Recovery	Leach Column Calc. Recovery	Bottle Roll Extracted Recovery	Bottle Roll Calc. Recovery
Jan-11	84.0%	86.8%
Feb-11	81.4%	85.6%
Mar-11	93.8%	92.8%
Apr-11	83.9%	85.6%	93.9%	82.8%
May-11	82.7%	83.3%	88.3%	87.5%
Jun-11	84.3%	80.5%	93.9%	88.9%
Jul-11	81.5%	85.5%	85.0%	81.3%
Aug-11	79.0%	79.8%	88.9%	86.3%
Sep-11	83.5%	83.9%	85.7%	87.8%
Oct-11	79.5%	82.3%	88.9%	83.6%
Nov-11	85.1%	87.4%	93.3%	92.3%
Dec-11	In process		89.5%	89.1%
Jan-12	In process		96.3%	91.7%
Feb-12	In process		82.4%	84.9%

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14	MINERAL RESOURCE ESTIMATE (Item 14)

The resource estimate was prepared by Alan C. Noble of Ore Reserves Engineering who has authored this section (Item 14) of this Technical Report. The estimate was prepared using three-dimensional block-modeling methods and Datamine Studio 3 software. All data files and computations were done using extended precision coordinates. Estimation of gold grades was done using inverse-distance-power interpolation within mineral envelopes that were defined by wireframed volumes.

14.1	Drill Hole Data

Drill-hole data for 66 new holes that were drilled in 2011 were provided by Atna as Microsoft Excel files containing drill-hole collars, down-hole surveys, and assays. The 2011 data were appended to the previous data from 2009 resulting in a combined database with 910 drill holes and 67,239 assay intervals.

14.2	Topographic Data

Topographic data was provided by Atna as follows:

1.          Current Topography: Data for the current topography, dated end December 2011, was provided by Atna. This topography is derived from the 2006 aerial topographic model and has been modified to include changes to the pits and dumps since 2009.

2.          Original Topography: The original topography was used as is from the previous estimate.

3.          Mined Topography: The final topographic DTM model was created to define the mined topographic surface that was present at the bottom of the mined-out pits without dumps. This surface was updated by Atna to include mining since 2009.

14.3	Tonnage Factors (Density)

A bulk tonnage factor of 12.2 cubic feet per ton is used for both ore and waste material in this estimate. This tonnage factor was used previously by Pincock, Allen and Holt in 1998 and in the original feasibility study by Western Services Engineering in 1994. The tonnage factor is consistent with density tests by McClelland Laboratories in 2000, which averaged 11.86 cubic feet per ton and ranged from 10.5 to 12.4 cubic feet per ton. Although the tonnage factor used during the years of mine operation is unknown, the above tonnage factor is consistent with reported production results when used with the blasthole model.

14.4	Block Models

Two block models were used for resource estimation. The first model, the “Full Model”, consists of 20x20x20-foot blocks and covers the entire mining/resource area. The second model, the “Goldtooth Model”, was created to better model the relatively narrow Goldtooth mineralized zone. The Goldtooth model covers a smaller area than the full model and uses a 10-foot block in the east-west direction, but is otherwise conformable with the full model. Block model size and location parameters are summarized in Table 14-1 and Table 14-2. The relative size and location of the two models is shown in Figure 14-1.

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Table 14-1 Block Model Size and Location Parameters (Full Model)

	Minimum (m)	Maximum (m)	Block Size (m)	Number Blocks	Length (m)
Local X	9,000	13,200	20	210	4,200
Local Y	4,700	13,200	20	425	8,500
Elevation	800	3,300	20	125	2,500
Rotation	NONE

Table 14-2 Block Model Size and Location Parameters (Goldtooth Detail Model)

	Minimum (m)	Maximum (m)	Block Size (m)	Number Blocks	Length (m)
Local X	10,600	12,400	10	180	1,800
Local Y	5,000	10,200	20	260	5,200
Elevation	800	2,500	20	85	1,700
Rotation	NONE

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Figure 14-1 Plan map showing the Full Model Area (Tan) and the Goldtooth Model Area (pink) superimposed over 2009 topography

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14.5	Mine-Fill Models

An empty model was created for the Full Area to define the material type for each of the blocks in the model. This was done as follows:

a.          Block models were created underneath each of the topography models: original, mined pits, and current. Zone codes PREMINE, MINED, and CURRENT were assigned, respectively, to the blocks in each model. All zone codes were assigned a value of 1. These models were created as seam models with a single block below topography and a minimum cell increment of 0.5 feet.

b.          The individual block models were added together into a combined model that contained all of the zone codes PREMINE, MINED, and CURRENT. The final zone codes in the combined model were equal to one (1.0), if the block was below the respective topographic surface and zero (0.0) if the block was above the surface. MINEFILL codes were then assigned using the rules in Table 14-3.

Table 14-3 Logical Table for Assigning MINEFILL Codes

MINEFILL Code	PREMINE Code	MINED Code	CURRENT Code
1	1	1	1	Unmined rock
2	1	0	1	Backfill material in mined-out pit
3	1	0	0	Mined-out pit (now air)
4	0	0	1	Fill (Dumps and Heaps)
5	1	1	0	Material removed by slide (now air)
X	0	1	1	Mined above Pre-mine (Invalid combo)
X	0	1	0	Mined above Pre-mine (Invalid combo)
X	0	0	0	Air (None in Model)

c.          The final model from step b was converted to the 20x20x20-foot block prototype that is used for the Full Model. This model contains sub-blocks where any of the 20-foot blocks contains more than one MINEFILL code.

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14.6	Mineral Envelope Models

Mineral envelopes were created for six mineralized zones, as shown in Figure 14-2. These zones vary from the highly structurally controlled Goldtooth Zone to the more massive Briggs Main Zone. The mineral envelope wireframes for the Briggs Main and North Briggs Zones were updated by Atna to reflect minor changes from the 2011 drilling. The Briggs Deep Zone was added below the Briggs Main Zone for modeling of the deep mineralization.

Figure 14-2 Plan map showing the Briggs mineral envelope models.

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14.7	Goldtooth Zone

The Goldtooth zone is a narrow, structurally-controlled, west-dipping zone of mineralization that follows the northerly striking Goldtooth fault over a strike length in excess of 5,000 feet and dips about 60 degrees to the west. The thickness of the zone ranges from 10 to 240 feet and averages 56 feet. Most of the gold mineralization is in the hanging wall (west side) of the Goldtooth fault, but some mineralization is also found in footwall of the fault. In general, mineralization follows parallel to the Goldtooth fault.

The strike of the Goldtooth zone is nearly north-south at the south end of the model, but the zone bends to the east as it moves north, and at the north end of the zone the strike is N25E. This bending of the zone gives the Goldtooth zone a bow-shaped appearance with a maximum bending of approximately 400 feet, as shown in Figure 14-3. In addition to the large-scale bending, the Goldtooth zone has significant variability in its local strike, dip, and thickness as shown in the detail inset in Figure 14-3.

Both the overall and the local variability of the Goldtooth make it difficult to model using simple search ellipses and a special procedure was developed, as follows:

a.          A wireframe model was prepared for the Goldtooth fault. This model represents the “knife-edge” fault plane and the associated basaltic dike that is discussed in Section 7.

b.          The Goldtooth fault, drill-hole composites, and block-model center points were rotated into a “longitudinal view”. In the longitudinal view, plan views looking down are equivalent to looking at the fault surface from the west looking to the east.

c.          The Z’ (rotated elevation) distance (dZ’) between the Goldtooth fault and the drill-hole composites was measured by projecting the composite centroid points onto the fault surface.

d.          The model was flattened by substituting the dZ’, the distance from points to the Goldtooth fault, for the rotated Z coordinate.

e.          The mineral zone was defined on cross-sections in the flattened view as strings (lines digitized on the computer screen) using an approximate 0.005 oz Au/t cutoff grade. The strings were then linked to create wireframed models of the mineral zone.

f.          Block model blocks were selected inside the flattened-view wire frame to create the Goldtooth block model. All geostatistics and grade estimations were done using the flattened-view composites and block model.

g.         After the block model grades were estimated, the flattened-view block model was transformed back into the standard mine coordinates system.

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11000 N
10000 N
9000 N
8000 N
7000 N
6000 N
11000 E
12000 E
13000 E
14000 E
Goldtooth
Fault
N
Goldtooth
Mineral Zone
8750 N
8500 N
8250 N
11250 E
11500 E
11750 E
Scale (Feet)
0 100 300 500 700 900 1100

Figure 14-3 Plan map and detail of the Goldtooth fault and the Goldtooth mineral zone on the 1300 elevation bench.

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14.8	Goldtooth Hanging Wall Zones

The Goldtooth Hanging Wall zones are a series of six smaller zones located just west of the Goldtooth zone. The strike of these zones averages N20E and the dip varies from 50º to 65º except for one zone, HW3, that has a dip of 29º. With the exception of HW3, which bears similarities to the BSU zone, these zones appear to be controlled by splays off of the Goldtooth fault.

The mineral zones were defined on cross-sections in mine coordinates as strings using an approximate 0.005 oz/ton Au cutoff grade. The strings were then linked to create wireframed models of the mineral zone.

Block models were created for these zones by selecting blocks from the Full Block Model and labeling the blocks with the appropriate Zone code. The Goldtooth Hanging Wall Zones frequently overlap into the Goldtooth Zone, creating an overlap among the models that was resolved by giving the Goldtooth Zone precedence over the Hanging Wall Zones when the models were combined.

14.9	Other Zones

Mineral zones were defined for the BSU, Briggs Main, Briggs Deep, and Briggs North Zones using essentially the same procedure as was used for the Goldtooth Hanging Wall Zones.

14.10	Compositing

Drill holes were bench composited to 20-foot bench heights, if the flattest dip in the drill hole down-hole survey was greater than 70°. Composites started and ended at the same elevation as the block model bench toe and crest elevations. At least 10 feet of assayed interval was required to store a composite.

Holes with dip less than 70° were composited using down-hole compositing and a composite interval of 30 feet. At least 15 feet of assayed interval was required to store a composite.

14.10.1	Goldtooth Zone Composites

The coordinates for the Goldtooth Zone drill-hole composites were transformed using a procedure similar to that used for the Goldtooth Block Model. The resulting “flattened” composites were used for interpretation of the mineral envelope and estimation of grade for the Goldtooth Zone.

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14.11	Basic Statistics

The following discussion of basic statistics is taken from the 2009 technical report, and has not been updated to include 2011 drilling, which is less than 10 percent of the total drill-hole data. Basic statistics including sample minimum, maximum, average values, and coefficient of variation were compiled for the drill hole assay intervals by lithology, as shown in Table 14-4. These statistics confirm that the higher gold grades are associated with the amphibolites bodies (ma, mapy, mqf) and the Goldtooth fault zone (sild). Lower gold grades are hosted in the quartzo-feldspathic gneiss that forms the bulk of the material west of the Goldtooth fault (i.e., in the hanging wall) and also in the dolomite and fault (dol,flt) that is associated with the Goldtooth fault. The lowest grade material is hosted in the granodiorite (gdl,gd) that is found east of the Goldtooth fault and in the late-stage lamprophyre.

Table 14-4 Summary of Drill Hole Assay Statistics by Lithology

Rock	Number Samples	Minimum oz/ton Au	Maximum oz/ton Au	Average oz/ton Au	Coefficient of Variation	Geometric Mean	Log Std Deviation	Log Estimate of Mean
no data	851	0	1.114	0.0112	5.54	0.0029	1.52	0.0093
dol	567	0	0.504	0.0095	3.78	0.0020	1.90	0.0118
fill	255	0	0.105	0.0042	2.79	0.0013	1.52	0.0040
flt	411	0	0.178	0.0108	2.36	0.0025	2.00	0.0185
gd	2,133	0	0.159	0.0019	4.66	0.0012	1.22	0.0025
gdl	1,955	0	0.381	0.0016	7.25	0.0012	1.21	0.0025
lam	183	0	0.091	0.0023	3.43	0.0016	1.20	0.0034
ma	4,432	0	0.432	0.0195	1.78	0.0061	1.80	0.0304
mapy	4,424	0	0.745	0.0182	2.21	0.0059	1.69	0.0245
mqf	1,561	0	1.021	0.0257	2.70	0.0080	1.56	0.0268
ob	2,129	0	0.147	0.0010	4.65	0.0017	0.81	0.0023
qfg	32,834	0	2.150	0.0078	3.06	0.0030	1.45	0.0085
sild	1,874	0	0.840	0.0164	3.42	0.0039	1.89	0.0235
XX	184	0	0.064	0.0041	2.56	0.0030	1.27	0.0068
Total	53,793	0	2.150	0.0097	3.16	0.0033	1.58	0.0114

Composite grade distributions were evaluated within the mineral envelopes using log-transformed histograms and cumulative frequency plots that are show in Figure 14-4. The log histograms for the Goldtooth, Briggs Main, BSU, and Briggs North Zones are nearly symmetrical, bell-shaped curves suggesting nearly-lognormal distributions. Significant differences from simple lognormal distributions are also observed in the cumulative frequency plots, which would be straight lines if the grade distributions were lognormal.

The histogram for the Briggs Main Zone is skewed to the right and the cumulative frequency plot has a downward bend at about 0.02 oz/ton Au. These plots suggest that the gold grade is composed of two overlapping grade distributions; a lower-grade, higher variability distribution that overlaps a higher-grade lower variability distribution. It is likely that the two grade distributions are related to grade differences between composites that are predominantly amphibolite (higher grade) versus gneiss (lower grade).

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Sample Frequency
Gold Grade (oz Au/t)
Legend
Goldtooth
Briggs Main
BSU
Briggs North
Goldtooth HW
Outside Zones
Fraction Samples Above Cutoff
Fraction Samples Below Cutoff
Gold Cutoff Grade (oz Au/t)

Figure 14-4 Histograms and cumulative frequency plots for composited gold grade by mineral zone.

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The BSU Zone appears to have a similar mixture of gold-grade populations, but with a smaller proportion of the higher-grade distribution. The Briggs North Zone appears to contain a lower-grade, lower-variability distribution that overlaps a higher-grade, higher-variability distribution. No further work was done to separate lower-grade and higher-grade populations in the Briggs Main, BSU, and Briggs North Zones because they overlap too much to separate them based on grade and the internal geologic structure of the zones is too complicated to separate them based on geological interpretation.

The grade distributions for the Goldtooth Zone are almost a simple lognormal distribution, except for a slight excess of low-grade samples and a cluster of samples between 0.15 and 0.20 oz Au/t. This suggests that Goldtooth Zone is a single population and that the higher-grade samples in the Goldtooth Zone are just the high-grade end members of the overall population rather than a separate, high-grade distribution.

The Goldtooth Hanging Wall grade distribution is also very close to a simple lognormal distribution, except for a small proportion of high-grade and low-grade outliers. The gold-grade distribution in the Goldtooth Hanging Wall is much lower grade than the Goldtooth Zone, however, confirming a significant difference between the two populations.

Table 14-5 Summary of Composite Statistics by Zone

Rock	Number Samples	Min. oz/ton Au	Max. oz/ton Au	Average oz/ton Au	Coef. of Variation (CV)	Geometric Mean	Log Estimate of CV	Log Estimate of Mean
Goldtooth	699	0.0000	0.6840	0.0318	1.67	0.0150	1.94	0.0329
Briggs Main	2,146	0.0000	0.1690	0.0212	0.87	0.0145	1.21	0.0227
BSU	1,135	0.0000	0.2390	0.0196	1.20	0.0109	1.61	0.0206
Briggs North	461	0.0000	0.3320	0.0274	1.55	0.0131	2.00	0.0294
Total Well Mineralized	4,441	0.0000	0.6840	0.0231	1.34	0.0134	1.77	0.0243
Goldtooth HW	453	0.0000	0.1730	0.0098	1.33	0.0062	1.21	0.0098
Total Mineralized	4,894	0.0000	0.6840	0.0219	1.37	0.0125	1.53	0.0229
Outside Zones	5,135	0.0000	0.1060	0.0018	1.77	0.0011	2.17	0.0025

Composite basic statistics are summarized in Table 14-5. These statistics confirm that the composites inside the mineralized-zone envelopes are more than ten-times higher grade than composites outside the zones and that the zone boundaries should be treated as hard boundaries for grade estimation. Gold grade in the Goldtooth Zone is more than three-times higher than in the Goldtooth Hanging Wall Zone, suggesting a hard boundary or a limited soft boundary for interpolation of those zones.

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14.12	Variograms

Variograms were computed and modeled for each mineral zone using Sage 2001 variogram analysis software. Variogram models are summarized in Table 14-6. F-Values were computed using the Datamine procedure FFUNC to estimate variability within 20x20x20 blocks.

Table 14-6 Summary of Variogram Models by Zone

Zone	Nugget	Sill	Type	Rot1 (Z)	Rot2 (X)	Rot3 (Z')	Range X	Range Y	Range Z	F-Value 20x20x20
Goldtooth	0.2	0.47	Exp	73	0	0	20	90	12.5	0.379
		0.33	Exp				50	90	22.4
Comment:	Computed using composites parallel to Goldtooth Fault
Goldtooth Hanging Wall (Blastholes)	0.3	0.14	Exp	265	62	-74	5	5	5	0.584
		0.56	Exp				25	50	18
	Azimuth of Rotated Axis:						297	183	265
	Dip of Rotated Axis:						58	14	-28
Comment:	Blasthole variogram indicates strong anisotropy along strike, but dip is difficult to determine. The general dip and dip direction for the zone has been chosen for this model. Nugget is estimated as 0.3 with a short-range isotropic structure to fit the overall variogram as there is little data near the origin.
Briggs Main (Blastholes)	0.25	0.58	Exp	128	63	-19	300	133	101	0.316
		0.17	Sph				190	42	176
	Azimuth of Rotated Axis:						209	91	128
	Dip of Rotated Axis:						17	57	-27
Comment	Generally good agreement between the blasthole models and the variograms.
BSU (Blastholes )	0.26	0.61	Exp	242	30	25	144	67	28	0.377
		0.13	Exp				39	55	30
	Azimuth of Rotated Axis:						174	270	242
	Dip of Rotated Axis:						12	27	-60
Comment	Blasthole model generally confirms the variogram model, but a higher-grade zone on the east side dips to the east rather than the west.
Briggs North (Blastholes)	0.15	0.5	Exp	282	10	-3	73	58	14	0.244
		0.35	Sph				1630	308	87
	Azimuth of Rotated Axis:						8	278	282
	Dip of Rotated Axis:						1	10	80
Comment	Blasthole variogram indicates very strong anisotropy approximately along strike (NS). Not enough composites to get a good variogram from drill hole data.
Note - Exponential variograms use the traditional range, which is 1/3 the practical range. - All rotations are left-hand rule. - Positive dip angles are downward, negative dip angles are upwards.

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14.13	Grade Estimation

Gold grades were estimated for each mineralized zone using inverse-distance-power (IDP) estimation. Estimation parameters were optimized by comparing the results of the IDP estimation with the blasthole model and reported production. The final estimation parameters are summarized in Table 14-7 through Table 14-10.

Table 14-7 Composite Capping Factors for Gold-Grade Estimation

Zone	Grade Cap (oz/ton Au)
Goldtooth	0.75
Goldtooth Hanging Wall	0.15
BSU	0.10
Briggs Main and Briggs Deep	0.10
Briggs North	0.16

Table 14-8 Search Ellipse Parameters for Gold-Grade Estimation

	Search Volume (1)								Search Volume Expansion (2)			Search Volume Expansion (3)			Max. Compos per Hole
Zone	Search Radius			Axis Rotation			Number Compos		Factor	Number Compos		Factor	Number of Compos
	X	Y	Z	Z	X	Z’	Min	Max		Min	Max		Min	Max
Goldtooth	75	150	15	73	0	0	4	9	1.5	4	9	3.0	1	9	1
Goldtooth HW 11	60	120	45	292	50	90	4	9	1.5	4	9	3.0	1	9	1
Goldtooth HW 12	60	120	45	294	56	90	4	9	1.5	4	9	3.0	1	9	1
Goldtooth HW 13	60	120	45	293	51	90	4	9	1.5	4	9	3.0	1	9	1
Goldtooth HW 14	60	120	45	289	52	90	4	9	1.5	4	9	3.0	1	9	1
Goldtooth HW 15	60	120	45	283	29	90	4	9	1.5	4	9	3.0	1	9	1
Goldtooth HW 16	60	120	45	296	65	90	4	9	1.5	4	9	3.0	1	9	1
Briggs Main	380	170	100	133	54	-20	4	9	1.5	4	9	3.0	1	9	1
Briggs Deep	200	200	50	180	5	0	4	9	1.5	4	9	3.0	1	9	1
BSU	90	140	40	242	30	-67	4	9	1.5	4	9	3.0	1	9	1
Briggs North	150	75	10	282	10	-3	4	9	1.5	4	9	3.0	1	9	1

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Table 14-9 Estimation Parameters for Gold-Grade Estimation

	Anisotropy Distance			Axis Rotation
	X	Y	Z	Z	X	Z’
Goldtooth	97.0	250.0	22.0	73	0	0	3.5
Goldtooth HW 11	25.8	51.4	18.8	292	50	90	2.3
Goldtooth HW 12	25.8	51.4	18.8	294	56	90	2.3
Goldtooth HW 13	25.8	51.4	18.8	293	51	90	2.3
Goldtooth HW 14	25.8	51.4	18.8	289	52	90	2.3
Goldtooth HW 15	25.8	51.4	18.8	283	29	90	2.3
Goldtooth HW 16	25.8	51.4	18.8	296	65	90	2.3
Briggs Main	382.0	165.0	120.0	133	54	-20	3.0
Briggs Deep	200	200	50	180	5	0	3.0
BSU	86.0	140.0	37.0	242	30	-67	4.0
Briggs North	535.0	127.0	61.0	282	10	-3	5.0

The resulting IDP model was compared to nearest-neighbor (NN) estimates to verify overall non bias and to quantify the amount of smoothing in the IDP estimates, as shown in Table 14-10. This comparison shows that IDP grades average slightly higher than NN grades. Smoothing factors for the estimated values are generally similar to the theoretical smoothing factors. Based on this comparison, it may be concluded that the estimates appear reasonable compared to the NN model and theoretical smoothing factors computed from variograms.

Table 14-10 Comparison of IDP Estimates to NN Estimates

Zone	Number Blocks	Average IDP	Relative Variance IDP	Average NN	Relative Variance NN	Ratio IDP/NN	Smoothing Factor	Theoretical Smoothing Factor
Goldtooth	55,097	0.0259	1.397	0.0247	2.820	1.051	0.495	0.621
Goldtooth HW	17,946	0.0095	0.598	0.0095	1.406	1.004	0.425	0.416
Briggs Main	52,514	0.0194	0.455	0.0193	0.815	1.005	0.558	0.684
Briggs Deep	26,685	0.0178	0.815	0.0176	1.270	1.008	0.642	0.684
BSU	18,084	0.0241	1.238	0.0237	1.709	1.019	0.724	0.623
North	29,982	0.0121	0.465	0.0120	0.896	1.010	0.519	0.756
All Zones	200,308	0.0194	1.188	0.0190	2.077	1.024	0.572	0.633

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14.14	Resource Classes

Resource classes were assigned to the resource model based on drill-hole spacing, as shown in Table 14-11. The drill-hole spacing was estimated based on the kriging variance from a point kriging estimation run using flag variable and a zero-nugget, 0.5 slope, linear variogram.

Table 14-11 Parameters for Resource Classification

Resource Class	Maximum Extrapolation (ft)	Maximum Drill Hole Spacing (ft)	Other
Measured	28	100	Search Volume 1 or 2
Indicated	56	200	Minimum 4 composites
Inferred	>56	>200

14.15	Resource Summary

Remaining resources are summarized for the Briggs Project in Tables 14-12 and Table 14-13. These resources are estimated at as of December 31, 2011, based upon as-mined surveyed topography supplied by Briggs engineering staff.

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Table 14-12 Summary Remaining Measured and Indicated Resource at 12/31/2011

Class	Zone	Cutoff	Tons	Grade (oz/ton Au)	oz Gold
Measured	Goldtooth	0.006	3,326,000	0.032	108,400
	Goldtooth HW	0.006	648,000	0.011	7,300
	Main West	0.006	3,248,000	0.016	52,000
	Main East (BSU)	0.006	700,000	0.016	11,400
	North	0.006	4,124,000	0.016	65,100
	Deep	0.006	1,260,000	0.027	33,800
	Total	0.006	13,306,000	0.021	278,000
Indicated	Goldtooth	0.006	5,176,000	0.029	149,600
	Goldtooth HW	0.006	1,992,000	0.011	22,000
	Main West	0.006	1,904,000	0.015	29,300
	Main East (BSU)	0.006	840,000	0.017	13,900
	North	0.006	7,464,000	0.014	105,800
	Deep	0.006	2,917,000	0.022	63,100
	Total	0.006	20,293,000	0.019	383,700
Measured + Indicated	Goldtooth	0.006	8,501,000	0.030	257,900
	Goldtooth HW	0.006	2,640,000	0.011	29,300
	Main West	0.006	5,153,000	0.016	81,300
	Main East (BSU)	0.006	1,540,000	0.016	25,300
	Deep	0.006	11,588,000	0.015	170,900
	North	0.006	4,177,000	0.023	96,900
	Total	0.006	33,598,000	0.020	661,700

Table 14-13 Summary Remaining Inferred Resource at 12/31/2011

Briggs Inferred Resource
	Zone	Cutoff	Tons	Grade (oz/ton Au)	oz Gold
Inferred	Goldtooth	0.006	4,249,000	0.025	104,600
	Goldtooth HW	0.006	1,948,000	0.011	22,300
	Main West	0.006	203,000	0.015	3,100
	Main East (BSU)	0.006	200,000	0.020	4,300
	Deep	0.006	4,414,000	0.012	52,100
	North	0.006	1,926,000	0.022	42,100
	Total	0.006	12,940,000	0.018	228,600

Note that Mineral Reserves are included within Mineral Resources tabulated in Table 14-12.

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15	MINERAL RESERVE ESTIMATES (Item 15)
15.1	Open Pit Optimization

The Lerchs-Grossmann algorithm in the MSOPIT program of the MineSight software package was used for pit optimization.

15.1.1	Reserve Model

The mineral reserve block model was based on the mineral resource block model “BriggsModel_01-23-2012”, a summary of which was released in January 2012 by Atna. The mineral resource block model was constructed using Datamine and contains a variable block size in the z-dimension. The mineral resource blocks of 10-feet x 10-feet x 10-feet were re-blocked to 10-feet x 20-feet x 20-feet in the mineral reserve model in MineSight.

15.1.2	Block Valuation

To estimate the Mineral Reserves, the profit, or value, for each block in the Mineral Resource model was calculated. The profit takes into account metal grade, processing plant recovery, and costs in determining the value of a given block.

Only Measured and Indicated Resources have been used as economic drivers for revenue estimation in the pit optimization and mine design work. Inferred Resources within the mine design have been considered as waste and have only been reported to indicate possible opportunities for additional ore mining inventories.

15.1.3	Mineral Reserve Parameters

The parameters used to define the Briggs Mineral Reserves as of December 31, 2011 are described below and summarized in Table 1.

The December 31, 2011 surface topography was supplied by Briggs personnel as a MineSight object.

Operating costs were supplied by Briggs personnel and verified by CAM.

A gold price of US$1300 per troy ounce was used to define the reserves. This price was based on the CAM calculated three year trailing average gold price as of February 29, 2012 of US$1,299.00 using London PM fixed pricing.

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The cutoff grade used to report mineral reserves was 0.0066 ounces per ton gold. This is an incremental cutoff to leaching as is shown in Table 15-1.

Table 15-1 Reserve Parameters

Parameter	Cost US$ or Value
Tonnage Factor Ore	12.20
Gold Price $/oz	1,300
Overall Gold Recovery	80%
Diesel Price $/gal	$3.40
Costs per Ounce
Silver Credit	$(10.35)
Freight, Insurance and Refining Cots $/oz	$1.57
California Gold Tax $/oz	$5.00
ADR Plant & Refinery $/oz	$4.19
Gold Price less Costs per ounce	$1,299.59
Mining Costs
Ore Mining	$1.223
Waste Mining	$1.223
Backfill/Alluvium Mining	$0.936
Vaiable Cost per bench +/- 1480 level	$0.005
Variable Costs per ton
Leaching	$1.093
Crushing	$3.224
Power	Incl. in crush
Process Plant	$1.186
Assay	$0.163
Water & Misc	Incl. in crush
Total Variable Costs	$5.665
Total Plant Cost	$5.66
Fixed Costs per Year
Site G&A	$3,044,156
Fixed Costs per Ton	1.295
Leach Pad Cost per Ton	$0.44
Cutoff Calculations
Total Costs for Breakeven Recovery	$8.62
Breakeven Cutoff (Fire Assay)	0.0085
Total Costs excluding Mining	$7.40
Traditional Internal Cutoff (Fire Assay)	0.0076
Total Costs excluding Mining and Fixed	$6.10
Incremental Cutoff to Leaching (Fire Assay)	0.0066

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15.1.4	Geotechnical Input - Slope Angles

Geotechnical domains and recommended inter-ramp pit slope angles were originally designed by Golder Associates Inc. (Golder) in September 2009.

Slope reviews have been conducted by Golder approximately quarterly since the September 2009 report. Slope specifications recommended by Golder and used in pit optimization and pit design are presented in Table 15-2.

Table 15-2 Pit Slope Specifications

Sector Code	Overall Slope (degrees)	Area
1	55	Briggs Main North, Goldtooth
2	37	Backfill, Dump
3	34	Briggs Main (West side ramp)
4	48	Briggs Main East
5	50	Briggs Main North
6	50	BSU

15.2	Pit Design

The pit designs used to define the mineral reserves include:

Goldtooth (CAM, March 2012)

Briggs Main North (CAM, February 2012)

Briggs Main (CAM, February 2012)

The ultimate pit design for Briggs Main and Briggs Main North combined is illustrated in Figure 15-1.

The ultimate pit design for Goldtooth is illustrated in Figure 15-2.

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N
0'
200'
400'
600'
E 10,000
E 11,000
E 12,000
N 12,000
N 11,000
N 10,000
N 9,000
Briggs Main North
Briggs Main
1440
900
1320

Figure 15-1 Main Briggs and North Main Briggs 2012 Ultimate Pit Designs

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Goldtooth North
Goldtooth South
1060
1020
1160
980
N 8,000
N 7,000
N 6,000
N 5,000
E 10,000
E 11,000
E 12,000
N
0'
200'
400'
600'

 Figure 15-2 Goldtooth 2012 Ultimate Pit Design

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15.3	Mineral Reserve Statement

Mineral Reserves for the Project have an effective date of December 31, 2011, and are summarized in Table 15-3.

Table 15-3 Briggs Mine Proven and Probable Reserves (12/31/2011)

		Ore (>= 0.0066 oz Au/ton, incremental leach cutoff)
Area	Category	Tons	Au Grade (opt)	Au Ounces (Contained)
	Proven	3,263,645	0.0165	53,910
Briggs Main	Probable	2,130,672	0.0156	33,214
	Sub-Total	5,394,317	0.0162	87,124

	Proven	974,340	0.0182	17,708
Briggs Main North	Probable	1,090,113	0.0192	20,912
	Sub-Total	2,064,454	0.0187	38,620

	Proven	739,871	0.0321	23,753
Goldtooth - North	Probable	1,284,196	0.0229	29,453
	Sub-Total	2,024,067	0.0263	53,206

	Proven	1,318,408	0.0253	33,418
Goldtooth - South	Probable	1,437,045	0.0241	34,562
	Sub-Total	2,755,453	0.0247	67,980

	Proven	6,296,265	0.0205	128,788
Total - All Areas	Probable	5,942,026	0.0199	118,141
	Grand Total	12,238,290	0.0202	246,929

Notes to Accompany Mineral Reserve Table:

The effective date of the Mineral Reserves is December 31, 2011.

Mineral Reserves are reported using a gold price of US$1,300/oz Au.

Mineral Reserves are reported using a gold cutoff grade of 0.0066 oz/ton Au.

The above mineral reserve estimate is classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum’s “CIM Definition Standards - For Mineral Resources and Mineral Reserves” in accordance with the requirements of National Instrument 43-101 “Standards of Disclosure for Mineral Projects”.

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The results of the economic analysis to support mineral reserves represent forward-looking information that is subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those presented here. Areas of uncertainty that may materially impact mineral reserve estimation include:

Commodity price assumptions;

Capital and operating cost estimates; and

Geotechnical slope designs for pit walls.

Mineral resources that are not mineral reserves do not have demonstrated economic viability.

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16	MINING METHODS (Item 16)

Briggs is a conventional open pit hard rock mine. The mine operates with three crews who nominally work 10 hours per shift, four days per week on a rotational shift schedule. Effectively the mine operates six days per week, 20 hours per day, less scheduled holidays. The mine department employs approximately 60 personnel.

The mine design was based on past mining experience and recommendations by third party geotechnical consultants. Regular quarterly inspection of mine slopes and design criteria are conducted by the Company's geotechnical consultants. A slope monitoring program, including regular survey of monitoring prisms and visual inspection of slope conditions, is maintained by Mine staff.

A total of four pit areas are being mined. These include the Briggs Main, Briggs Main North, Goldtooth North and Goldtooth South pits. The in-situ rock mass at Briggs is generally competent and the mine utilizes 20 foot mining benches. Slope angles vary by sector and by pit throughout the mine, but typically range from 48 degrees to 55 degrees. Alluvium and fill materials are generally mined at an angle of 35 to 40 degrees. Mining in the Briggs main and Briggs Main North pits utilizes double benching techniques, where a 20 to 24 foot catch bench is left every second bench. The Goldtooth North and South pits switch from double benching to triple benching once unweathered competent ground is encountered. Careful blasting practices must be employed to achieve relatively steep inter-ramp slope angles. Bench faces must be thoroughly scaled and catch benches cleaned. Nominal road width (including ditch & safety berm) is 80 feet, with minimum road width (single lane near pit bottoms) of 45 feet. Minimum pushback width (in loader/truck areas) is 100 feet.

A layout of Briggs is shown in Figure 16-1. This layout shows the mine pits, leach pads, crushing facilities, solution ponds, recovery plant, truck shop and administrative facility.

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6500
8500
10500
12500
15000
13000
11000
9000
7000
Truck Shop
Administration Building
Recovery Facility
Solution Ponds
Argonaut Pit
North Briggs Pit
Crushing Facility
Coarse Ore Stockpile
Leach Pad
Main Briggs Pit
BSU Pit
Goldtooth Pit
ATNA
Site & Facility Map
Briggs Mine
Inyo County, California
Feet
0
500
1,000
2,000
3,000
4,000

 Figure 16-1 Briggs Mine Site and Facility Map

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Briggs is located in an arid climate where groundwater has little impact on operations. The pits are generally dry and no groundwater is anticipated, with the possible exception of the very lowest levels of the mine plan.

Mining at Briggs utilizes the following standard techniques:

•	Blasthole drilling is accomplished with large rotary blasthole rigs with 6.5-inch holes.
•	Blasting utilizes conventional ANFO explosive with commercial boosters, detonators and timers.
•	Ore control is based on assay of the blasthole cuttings taken from under-deck samplers on the rotary blasthole rigs.
•	Mining dilution is imputed into the reserve model as part of the interpolation process.
•	Loading is by front-end loader (CAT 992 class) mining on a 20-foot bench.
•	Haulage is with 85-ton to 100-ton (CAT 777 class) trucks.
•	Material is hauled to one of the following destinations:
•	Direct ore to the primary crusher.
•	Ore to the primary crusher stockpile.
•	Waste to one of six waste storage areas.

The current mine equipment fleet is shown in Table 16-1. The mine truck fleet currently consists of seven haul trucks, but will be increased to eight in late 2013 to accommodate longer haul cycles and increased stripping requirements.

Table 16-1 Major Mine Equipment

Description	Make	# of Units
Blasthole Drill	Atlas Copco 45,000 lb pull down	2
Front-end Loader	CAT 992 class	3
Haul Trucks	CAT 777 class 85-100 ton	7 to 8
Track Dozer	CAT D10R & D9R class	3
Motor Grader	CAT 16G class	2
Water Truck	CAT 773 class	1

Haulage cycles at Briggs generally range between five and fifteen minutes in total cycle time. These relatively short cycle times result in a high productivity rate at the mine.

Regular equipment maintenance is conducted on-site in the truck shop or in the pit as required. Major component replacements and rebuilds are often performed by vendor representatives of the major equipment manufacturers. Components that require rebuild or refurbishment are sent to shops in Los Angeles, Bakersfield or Las Vegas. Target equipment availability depending on equipment class is generally between 80 and 85 percent.

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17	RECOVERY METHODS (Item 17)

Briggs has now processed over 30 million tons of ore and has produced in excess of 640,000 ounces of gold. Gold recovery utilizes a conventional crush, heap leach process. Ore processing at Briggs consists of:

•	Ore crushing, three stage, close circuit, nominal rate 650 tons per hour
•	Conveying and stacking ore on a new leach pad
•	Leaching mined and crushed ore
•	Recovery of gold from leach solutions in the carbon plant
•	Refinery for production of gold/silver doré.
•	Operation of an assay/metallurgical lab
•	Production of process water and mine dust control water

A basic process flow sheet is shown in Figure 17-1 below.

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Figure 17-1 Briggs Mine Process Flow

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All of the facilities required for processing currently exist at the site. Ore from the pit is crushed to ¼ inch in a three-stage closed circuit crushing plant. Operating capacity of the crushing and conveying system is 640 tons per hour; annual crusher capacity is over 3,500,000 tons per annum. The crusher is operated on a seven day per week 24 hours per day schedule with 24 hours of scheduled maintenance downtime spread throughout the week.

Current crusher production level is approximately 3.2 million tons per annum rate. To maintain gold recoveries in the 80 percent range, all ore is crushed to 80 percent passing at minus ¼ inch. Briggs is operated as conventional heap leaching facility. The Briggs mining permit allowed the construction of 13 leach pad cells all of which have been constructed. Remaining capacity on the leach pad is sufficient to stack approximately 12 million tons of ore. The disturbance footprint for addition leach pad capacity has been allocated at the Federal level, but additional State and County permits will be required to allow construction of this pad extension.

A system of fixed and mobile conveyors transports and stacks ore on the permanent, dedicated leach pad. Ore is stacked in lifts 30 feet high to a total height of 190 feet. Crushed ore is leached using a dilute solution of cyanide which is distributed over the heap by a drip irrigation system. The leach solution pumping system is designed to deliver 3,000 gallons per minute to the heap. As leach area has increased flow rates have also been increased. Currently pumping rates are near capacity levels. The solution percolates through the heap, dissolving gold, and then flows to storage ponds or tank through a leachate collection and recovery system installed over the impermeable pad liner. Gold extraction totaling plus 80 percent recovery occurs during a 12 to 18 month leach cycle, depending on stacker locations. Leaching extends past the crushing and stacking period with gold production planned for an additional one to two-year period. The operating permit requires fresh water rinse of the pad during final closure stage.

Gold-bearing pregnant solution from the heaps is processed in a carbon plant for gold recovery. The pregnant solution, typically containing approximately 0.010 oz/ton Au, is processed through a five-stage carbon adsorption circuit at the rate of 1,500 gallons per minute. Gold from solution is adsorbed on carbon and is subsequently desorbed in a pressure stripping circuit. An electrowinning operation recovers gold from the stripping solution. Electrowinning sludge from cathodes is smelted to produce doré bullion. The Briggs refinery typically produces a doré of 70 percent gold and 20 percent silver.

A lab, installed adjacent to the process plant site, performs fire assays and solution assays in support of mining and processing operations and water analysis to support environmental monitoring.

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Staffing for the process department, including crushing, conveying, leaching, gold recovery, and lab, comprises a total of 55 employees.

Table 17-1 presents the annual the annual estimated ore and waste tons to be mined, crushed and the gold production and cumulative metal recovery.

Table 17-1 Briggs Future Production Schedule

	2013	2014	2015	2016	2017
Ore Tons Mined	3,228,079	3,063,100	2,834,437	1,132,992	0
Waste Tons Mined	6,902,500	11,687,475	11,551,157	3,316,292	0
Total Tons Mined	10,130,579	14,750,576	14,385,594	4,449,284	0
Ore Grade Mined (oz/ton Au)	0.022	0.024	0.015	0.018	0
Contained Au Ounces Mined	72,417	72,610	41,680	20,701	0
Tons of Ore to Stockpile	89,055	50,031	290,115	0	0
Tons of Ore Mined to Crusher	3,096,867	2,895,034	2,712,389	1,132,992	0
Tons of Ore from Stockpile to Crusher	89,055	50,031	290,115	0	0
Total Tons to Crusher	3,185,921	2,945,065	3,002,504	1,132,992	0
Grade to Crusher (oz/ton Au)	0.022	0.024	0.015	0.018	0
Contained Ounces Au to Crusher	71,072	71,020	44,741	20,701	0
Ounces Au Produced after Processing	52,183	61,429	39,717	25,167	1,863

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18	PROJECT INFRASTRUCTURE (Item 18)

Briggs generates its own power from a power plant containing four 1.1 MW Caterpillar diesel generator units. All of these units have been newly rebuilt. This 4.4 MW diesel generator station and electrical distribution system is capable of providing required power. Under the new operating plan, only three of these units will be required to power operations and a fourth unit will be maintained for standby and start-up operation. Power is generated at 4,160 volts and distributed through a system of underground, direct burial cables. The estimated cost of the electricity produced averages between $0.20 and $0.24 per kWh over the life of the project depending of the price of diesel and includes leasing charges, fuel, and maintenance costs.

Water for the mining and processing operations is provided by two wells installed near the western boundary of the leach pad and plant site. The wells are capable of supplying as much as 600 gallons per minute (gpm) with well number PW1 producing 200 gpm and well number PW2 producing 400 gpm. Water from the wells is stored in a make-up pond, for the leaching system, or in a head tank, for dust suppression and general mine use. The groundwater in the Panamint Valley is poor quality, with a high level of dissolved solids, especially sodium chloride. Provisions were included in the installation of the wells to cope with the expected corrosive nature of the water. A small water treatment plant combining reverse osmosis and ultraviolet radiation technology provides potable water for use in other areas requiring better water. Bottled water is purchased for drinking.

Communication is accomplished through a microwave and satellite system.

Heavy equipment mechanical support is available in the town of Ridgecrest with a population of about 25,000, where most of the operation’s employees reside. It is also available from major supply centers in Las Vegas (Nevada), Los Angeles and Bakersfield (both in California) all located within a four hour driving distance.

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19	MARKET STUDIES AND CONTRACTS (Item 19)
19.1	Gold Market

Figure 19-1 below shows the monthly average gold price for gold sold on the London Metal Exchange for the last twelve years based on London PM fixed pricing. Gold price has increased significantly during this period. Based on London fixed pricing, average price of gold in the first two months of 2012 was $1,698 per ounce and the trailing three year average as of February 29, 2012 was $1,299 per ounce. This Technical Report evaluates the Briggs project economics using a three-year trailing average gold price of $1,300 per ounce. In the first quarter of 2012, Briggs produced gold at an actual average cash cost of $897 per ounce.

Gold is priced in a terminal market with the standard benchmark being the London Metal Exchange. No market limitations exist on the ability to sell gold at market rates.

 Figure 19-1 Gold Price (London Fixed) – January 2000 to January 2012

19.2	Contracts

Briggs entered into a contract with Johnson Matthey Incorporated located in Salt Lake City, Utah for refining of gold doré produced at Briggs under industry standard terms. All operations other than standard supplier maintenance services are performed by employees of CR Briggs. CR Briggs does not engage in forward sales or hedging contracts. These operations are conducted at the parent company level, where contracts are entered into for limited periods. Gold is sold, typically into the spot market, in London through a gold sales agent for a nominal fee.

144

Briggs periodically purchased diesel fuel hedge contracts to provide protection against movements in diesel fuel pricing Diesel accounts for approximately 25 percent of overall operating cost at Briggs. By Company policy such hedging does not exceed 50 percent of overall diesel fuel consumption. In addition CRB has entered into capital leases and notes with its major vendors for the purchase over time of capital equipment units. Most other vendor commitments are consistent with ordinary course of business practices.

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20	ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACTS (Item 20)

Briggs is an operating precious metal mine that has been subject to intensive environmental study and regulatory scrutiny in the permitting process.

20.1	Regulatory Framework

The Briggs area and adjacent lands are entirely on public lands administered by Bureau of Land Management for multiple use including exploration and mining. Operations are also subject to the California Desert Conservation Area Plan and the National Environmental Policy Act of 1969, which is the basic national charter for protection of the environment.

The Federal Clean Air Act (CAA) defines the Environmental Protection Agency’s responsibilities for protecting and improving the nation’s air quality and the stratospheric ozone layer. California implements its delegated authority under the Federal CAA through the California CAA. These laws are primarily administered for Briggs at the State level by the California Air Resources Board and at the local level by the Great Basin Unified Air Pollution Control District.

The Federal Clean Water Act and water quality certification program gives the State Water Resources Control Board and nine Regional Water Quality Control Boards the authority to regulate through certification any proposed federally permitted activity that may affect water quality.

Wildlife resources are protected under several acts at both the federal and state levels. The Federal Endangered Species Act provides a process for listing species as either threatened or endangered, and provides a method for protecting listed species. Federal threatened or endangered species are listed by the United States Fish and Wildlife Service. The California Endangered Species Act is administered by California Department of Fish and Game and protects listed species.

Briggs is located in the Panamint Valley. The Manly Peak Wilderness Area (MPWA) and Death Valley National Park (DVNP) are located near Briggs to the east. The MPWA is located approximately one mile and DVNP is located approximately three miles from the mine area. The Project is not within any National Conservation Areas or National Monuments and it is not within an area of Critical Environmental Concern. There are no wild and scenic rivers within the Briggs area.

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20.2	Community/Social

Briggs has operated in the Panamint Valley since 1995. The Panamint Valley has only one full time resident. Most mine employees live in the town of Ridgecrest, located approximately 75 minutes drive by road from the mine. Briggs is currently the second largest taxpayer in Inyo County and provides substantial economic benefit to the county and surrounding towns. No material objections to the mine have been registered by local residents.

20.3	Wild Life, Fauna, and Flora

The Project is located within the Mojave Basin and Range Ecoregion. The general land features can be characterized as xeric, mosaic basins with salt flats separating numerous mountain ranges. The Project area is classified as Mojave Creosote Bush Shrub. No wetlands, water features, or riparian areas occur within the Briggs permit area. Wildlife species, generally associated with the Mojave Basin and Range ecosystem and the Mojave Creosote Bush Shrub vegetation class, are those species typical of the Great Basin including mule deer, coyotes, mountain lion, lagomorphs such as black-tailed jackrabbit and desert cottontail. Common bird species include mourning dove, western meadowlark, magpie, and common raven. Ground squirrels, pack rats, and kangaroo rats are also common in this type of ecosystem. Small lizards such as the Great Basin fence lizard, longnose leopard lizard and horned lizard are also found. Rattlesnakes and gopher snakes are also common.

Steep, rocky terrain is generally located within the eastern portion of the permit area and along the base of the Panamint Range. Maternity habitat is present for the Townsend’s big-eared bat. Suitable habitat exists within the Project area for the following listed species: Western mastiff bat, pallid bat, prairie falcon, golden eagle, and Nelson’s bighorn sheep. Habitat for non-listed species such as the red-tailed hawk and western brush lizard are also present within the Project area. Habitat for other non-listed species such as ground squirrels and antelope squirrels is present within the survey area.

20.4	Permits and Reclamation Requirements

Permits and approvals associated with Briggs Mine are summarized in Table 20-1.

Table 20-1 Permits and Approvals Associated with Briggs Mine

Permit	Action and Conditions
U.S. Department of the Interior, BLM California Desert District, Ridgecrest Resource Area EIS/EIR #CA065-NEPA-94-03 State Clearing House #92122070	Record of Decision – 7/10/95 – Approval with Conditions
Microwave Right of Way – Slate Range CACA-30653	Granted 1/11/96
North Briggs/Goldtooth Expansion Exploration Plan CACA-36957	FONSI – Issued CACA650-NEPA-99-164
Inyo County Independence, CA Mining Reclamation Plan 92-3	Notice of Decision 7/13/95

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Permit	Action and Conditions
Inyo County Independence, CA Resolution 95-52	Approved 9/12/95 With Conditions of Approval 95-48
U.S. Department of the Interior, BLM California Desert District, Ridgecrest Amended Reclamation Plan 96-5	Approved 1/12/2000 Goldtooth 28 acres North Briggs 50 acres Reduced Main Pit by 24 acres (112 to 88) Increased overall reclaimable acres from 352 to 372 acres
Great Basin Unified Air Pollution Control District, Bishop, CA PTO 793 Mod. #896	Approved 6/8/98 Mining - Continuous 24-hour readings at 2 stations on north and south edges of permit boundary with calculated averages of 24-hour readings midnight to midnight. Difference in North vs. South station 24-hour averages cannot exceed 50ug/cubic meter. - 25 mph speed on site. - Maintain 2 water trucks on site at all times. - 20% opacity max – inspect roads 1/day, haul roads 2/day - 100,000 gal. water storage - Maximum blast 210 holes - Requires RMP filed with Inyo County EHS
Great Basin Unified Air Pollution Control District, Bishop, CA PTO 794 Mods 874,880,889,945,1010	Crushing - Daily maximum mine and crush rate of 48,000 tons or X<57,877-0.572Y X=Ore & Waste Mined Y=Crushed Ore - 10% Opacity - Bag house maintained at 99% efficiency & 7% Opacity - 17,280 tons/day crush maximum
Great Basin Unified Air Pollution Control District, Bishop, CA PTO 795 Mods 926,902,991,101	Processing/Leaching - LPG max 535 gal/day - Requires RMP - pH must be maintained above 10 - CN gas not to exceed 4.7 tpy - CN ambient concentration of 4.7 ppm max measured within operating boundaries
Great Basin Unified Air Pollution Control District, Bishop, CA PTO 796 Mod 875	Generators - Record all diesel consumption - 20% opacity maximum - Sulphur Dioxide <0.2% by volume - NOx < 27.2 #/hr. - NOx < 89.3 tpy

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Permit	Action and Conditions
Great Basin Unified Air Pollution Control District, Bishop, CA PTO 796 Mod 875	Generators - Record all diesel consumption - 20% opacity maximum - Sulphur Dioxide <0.2% by volume - NOx < 27.2 #/hr. - NOx < 89.3 tpy
California Regional Water Quality Control Board – Lahontan Region, Victorville, CA Office NPDES permit & WMU – Waste Discharge Permit Board Order #6-01-33 NPDES #CAS616004 WDID #6B149411001

Leach Pad- 5.5 million square feet

- 126 acres

- Liner, 40 mil PVC top, then 8” clay, then geotextile (vadose zone monitoring), then 4” clay

- Leak Collection & Recovery System (LCRS), 4” perforated pipes to direct solution to 6, 8,or 12 inch solution pipes

- Solution collection trench, 40 mil XR-5 top, then 40 mil PVC

California Regional Water Quality Control Board – Lahontan Region, Victorville, CA Office NPDES permit & WMU – Waste Discharge Permit Board Order #6-95-84 NPDES #CAS616004 WDID #6B149411001

Waste Rock- 27 million tons

Solution Collection Ponds- Liner, 60 mil HDPE top, then geonet, then 40 mil PVC

Playa - 400,000 cubic yards maximum removal Lime

- 840 tons/week maximum

- 120 tons/day maximum

- Rinsing limits set at Final Closure – typically 1.0mg/l total, and 0.2 mg/l WAD

Wildlife issues

Desert Bighorn Sheep (ovis canadensis nelsoni)

- CDFG fully protected species

- Cal BLM sensitive species

Townsend Big-Eared Bats (corynorhinus townsendii)

- Federal special concern species

- CDFG species of special concern

- CAL BLM sensitive species

Spill Prevention, Control, and Countermeasures Plan	Submitted to Lahontan, BLM and Inyo County in July, 1997

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Permit	Action and Conditions
Environmental Protection Agency	RCRA ID # CAR000015438
404 permit, 94-00236-TAW Redlands Canyon Drainage Diversion	7/19/95 N/A per e-mail 8/23/06
404 permit, Clay Borrow Activity	Original 8/8/95 - expired on 7/19/98 Additional revised 7/13/00, expired 11/9/03 -189,000 cu yd - N/A per e-mail 8/23/06
Bureau of Alcohol, Tobacco and Firearms	County Application & Permit No. EP-10-11; Exp 2-29-2013 BATF License/Permit No. 9-CA-071-20-3J-01509 Exp 9-1-2013 Obtained our own licenses from the BATF and the Inyo County.
Mine Safety and Health Administration (MHSA)	ID 04-05276 11/21/95
California EPA License 4054 6/16/97 Redlands Spring Diversion	Right to use water
Inyo County Road Agreement Encroachment permit #E92-019 and E95-003	Max 24’ wide and all work within 30’ of center
Well Permits Inyo County Health S96-03	For PW1 and PW2
California Department of Fish and Game Clay borrow and Redlands Spring 1600-2008-0047-R6	Streambed Alteration Agreement 5-123-95 Tamarisk removal plan in exchange for clay borrow 5/28/08, expires 5/31/13
PTO 797 Great Basin Unified Air Pollution Control District, Bishop California	Mine Vehicle and Equipment Fueling Facility 12/8/97
United States Department of Interior – BLM Goldtooth South Expansion Project. Amendment to Plan of Operations.	FONSI – DOI-BLM-CA-D05000-2011-050-EA issued 2/1/2012 This amendment will expand the mining area an additional 94 acres within the existing 2,363-acre permitted area.
Inyo County Mine Extension Application/Briggs Mine	Notice of Decision Issued – 3/28/2012

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20.5	Current Reclamation Bond Amount

CD No. 05050-00075 in the amount of $128,413.19 issued in favor of Inyo County. This CD covers an inflation adjustment for bonds outstanding. CD No. 05052-01248 in the amount of $30,000 issued in favor of Inyo County. This CD covers exploration activity at the Cecil R Mine.

Bond No. 46-0130-06740-99-0 in the amount of $144,000 issued to Inyo County, the California Department of Conservation, and the Bureau of Land Management. This bond covers exploration activity under Reclamation Plan No. 96-5 for mine #91-14-0127.

Bond No. 46-0130-06742-99-2 in the amount of $1,010,000 issued to Inyo County, the California Department of Conservation, and the California Regional Water Quality Control Board. This bond covers any unplanned pollution releases under Reclamation Plan No. 92-3 for mine #91-14-0120.

Bond No. 46-0130-06741-99-6 in the amount of $3,030,000 issued to Inyo County, the California Department of Conservation, and the Bureau of Land Management for reclamation work covered under Reclamation Plan No. 92-3 for mine #91-14-120.

All above bonds are held with United States Fidelity and Guaranty Company.

20.6	Actual Versus Bond Amount Reclamation Costs

Reclamation of the some existing waste dumps including reseeding has been completed with exceptional success. The top three to four benches of the existing heap leach pad have been re-graded to the prescribed 3H: 1V slope. The remaining reclamation work includes final reclamation of the heap leach pads, facility and pond removal, internal road removal and final drainage completion. New mining will impact some areas of previously reclaimed waste dumps. In those impacted areas, topsoil is being salvaged and returned to the topsoil stockpile. Clay from the clay borrow area was mined to construct the new leach pad cells 11 & 12 which was complete in May 2011. This added an additional 7 million tons of capacity.

The total cost to complete reclamation is estimated at $4.1 million ($4,110,000). Table 20-2 shows the estimated cost to complete reclamation by category.

Table 20-2 Reclamation expenditure summary

Work Area	Cost
Waste Dump Re-grade	$416,800
Topsoil & Seed	$347,700
Leach Pad	$689,400
Facilities Teardown	$690,000
Clay Borrow	$235,000
Power Generation	$631,200
Water Evaporation	$653,000
General and Administrative	$446,900
Total Cost	$4,110,000

151

21	CAPITAL AND OPERATING COSTS (Item 21)

Actual capital spent for the re-start at Briggs and subsequent sustaining capital from 2008 through end first quarter 2012 Shown in Table 21-1. A number of the equipment units at Briggs have been purchased under long term capital leases. These leases typically have a term of three to four years, after which time the Company has the right to purchase the units for a nominal terminal payment.

Table 21-1 Briggs Actual Capital Costs

Actual*	Project to Date ($US)
Sunk Capital	$27,826,246
Leased Equipment	$3,100,185
Total	$30,926,431

* March 31, 2012

21.1	Future Capital Costs

Remaining capital requirements at Briggs are limited. Ongoing sustaining capital to maintain operational status is approximately $2.0 to $3.0 million per annum. This capital is primary for replacement of components in equipment and plants and small vehicle replacements. Remaining project capital include an additional expansion of leach pad capacity in 2014 at an estimated cost of $5.0 million and the purchase of one used 100 ton haul truck in late 2013 at a cost of approximately $1.0 million. No additional equipment replacements are anticipated through the mine life.

21.2	Current Costs

Shown in Table 21-2 are actual average open pit mine operating costs from the first quarter of 2012.

152

Table 21-2 Briggs Open Pit Mining Costs by Function

Mining ($/ton Material)
Function	2012 Q1 Actual Cost
Mining Admin	$0.13
Mining General	$0.01
Mining Maintenance	$0.06
Mining Engineering	$0.00
Mining Surveying and Planning	$0.00
Mining Drilling	$0.18
Mining Blasting	$0.17
Mining Loading	$0.26
Mine Haulage	$0.35
Mine Tracks and Dozers	$0.15
Mining Graders	$0.05
Mining Other Equipment	$0.04
Mining Waste and Other	$0.05
Total Mining Costs ($/ton material mined)	$1.46

The crushing, leach pad and process plant operating costs are based on actual average costs from the first quarter 2012 are shown in Table 21-3.

Table 21-3 Briggs Process Costs by Function

Direct Processing ($/Ore Ton Crushed)
Function	2012 Q1 Actual Cost
Processing Crusher	$3.49
Processing Crushing Equipment	$0.39
Processing Leach Pad	$0.67
Processing Plant	$1.01
Processing Plant Equipment	$0.00
Processing Gold Recovery	$0.00
Processing Refinery General	$0.06
Processing Laboratory	$0.18
Total Processing Costs ($/Ore Crushed)	$5.80

153

Actual general and administrative (G&A) operating costs for the first quarter 2012 are shown in Table 21-4.

Table 21-4 Briggs General & Administrative Costs by Function

G&A ($/Ore Ton Crushed)
Function	2012 Q1 Actual Cost
General Administration	$1.17
Warehousing	$0.21
Environmental Administration	$0.20
Environmental Compliance	$0.00
Environmental Monitoring	$0.00
Light Vehicles	$0.16
G&A Costs ($/Ore Crushed)	$1.75

Briggs is free and clear of any royalty obligations. No royalties of any type are currently paid.

21.3	Future Cost Projection

Open pit mine operating costs were projected by month and quarter over the five year mine plan based on detailed cost estimated by cost center are shown in Table 21-5.

Table 21-5 Briggs Open Pit Mining Costs by Function ($/ton of material mined)

Mining ($/ton material)
Item	2012	2013	2014	2015	2016
Administration	$0.12	$0.10	$0.08	$0.09	$0.09
General	$0.04	$0.05	$0.04	$0.04	$0.04
Maintenance Shop	$0.01	$0.10	$0.08	$0.07	$0.07
Drilling	$0.19	$0.19	$0.13	$0.16	$0.16
Blasting	$0.28	$0.28	$0.23	$0.26	$0.26
Loading	$0.25	$0.22	$0.18	$0.21	$0.21
Haulage	$0.44	$0.39	$0.36	$0.43	$0.46
Dozers	$0.11	$0.09	$0.08	$0.09	$0.09
Graders	$0.06	$0.05	$0.04	$0.05	$0.05
Water Trucks	$0.06	$0.05	$0.04	$0.05	$0.05
Total Mining Costs ($/ton material)	$1.57	$1.51	$1.26	$1.45	$1.48

The process plant operating cost shown in Table 21-6 was based on detailed projections for labor, supplies and power and current unit cost by function. Power costs are based on a diesel price of $3.52/gallon.

154

Table 21-6 Briggs Process Costs by Function($/Ton Crushed)

Direct Processing ($/Ore Tons Crushed):
Item	2012	2013	2014	2015	2016
Crushing	$2.97	$2.95	$3.15	$3.02	$3.02
Leach Pad	$1.12	$1.12	$1.17	$1.14	$1.14
Leach Pad Equipment	$0.05	$0.05	$0.05	$0.05	$0.05
Plant	$1.02	$1.02	$1.04	$1.03	$1.03
Plant Equip	$0.04	$0.04	$0.05	$0.04	$0.04
Refinery	$0.08	$0.09	$0.12	$0.10	$0.10
Laboratory	$0.17	$0.17	$0.16	$0.16	$0.16
Total Processing Costs ($/ Tons Crushed)	$2.47	$2.48	$2.58	$2.51	$2.51

General and administrative (G&A) operating cost was projected based on detailed budget level cost estimates. The major components were salaries and wages, insurance, and taxes and fees. The G&A costs are shown in Table 21-7.

Table 21-7 Briggs General & Administrative Costs by Function ($/Ton Crushed)

G&A ($/Ore Tons Crushed):
Item	2012	2013	2014	2015	2016
Buildings	$0.00	$0.00	$0.00	$0.00	$0.00
Roads & Grounds	$0.01	$0.01	$0.01	$0.01	$0.01
Small Vehicles	$0.12	$0.11	$0.12	$0.11	$0.11
Administration	$0.72	$1.05	$1.28	$1.04	$1.04
Warehouse	$0.16	$0.16	$0.17	$0.16	$0.16
Environmental	$0.16	$0.17	$0.17	$0.17	$0.17
General & Administration ($/Ore Tons Crushed)	$1.17	$1.50	$1.76	$1.50	$1.50

155

22	ECONOMIC ANALYSIS (Item 22)

Under the NI 43-101 requirements for technical reports, producing issuers may exclude the information required in this section on properties currently in production, unless the technical report includes a material expansion of current production. As previously noted in this Report, Atna is a producing issuer, the Briggs Mine is currently in production, and a material expansion of production is not being planned. An economic analysis of the Briggs Mine, using the estimates presented in this report, confirms that the outcome is a positive cash flow that supports the statement of mineral reserves.

156

23	ADJACENT PROPERTIES (Item 23)

All drilling, samples, mined ore, waste rock, leach pads and infrastructure used or discussed within this Technical Report are located on the subject property. Additionally, all mineral resources and reserves reported in the Technical Report lie within the property and are owned by the operator of Briggs, Atna (through its wholly-owned subsidiary CRB).

157

24	OTHER RELEVANT DATA AND INFORMATION (Item 24)

The authors are not aware of any other relevant data on Briggs that is material to this Technical Report.

158

25	INTERPRETATIONS AND CONCLUSIONS (Item 25)

Briggs is a profitable gold mining operation that sold 9,367 ounces of gold in the first quarter of 2012 at an average gold price of $1,683 per ounce to produce $15.8 million in revenue. Briggs produced $6.3 million in positive operating cash flow and $4.9 million of income before tax during the same period. The primary risk to Briggs is a sharp decline in gold price. To offset this issue, the mine is focused on improving productivity and reducing operating costs.

The second risk at Briggs is mine life. Historically mine life has been extended through the addition of mineral resource and the conversion of inferred mineral resource to measured and indicated resource through infill and step-out drilling. This, combined with increased gold price, has sequentially added to mineral reserve, thereby extending mine life. Exploration targets continue to exist adjacent to the designed pits which, with additional drilling, may provide new sources of ore-grade material which may extend mine-life or enable an increase in annual production levels.

159

26	RECOMMENDATIONS (Item 26)

Briggs is in the later stages of its mine life. Recommendations for the project are as follows:

Continued work and focus on cost reduction and productivity increase. This effort, if successful, may result in reduced operating cost and subsequent reserve expansion. This program has no defined cost, but is an ongoing effort of the operating teams at Briggs and will continue through the mine life.

Step out and infill drilling programs to continue to assess the potential for increased open pit mineral resource around existing pit areas. A drilling program of at least 30,000 feet is recommended to further test resource expansion potential. The cost of this program is likely to exceed $1.0 million.

Initiate an underground mine design effort based on known high grade zones of mineral resource zones that are outside the economic range of open pit mining. This program may take six month to complete at a cost of $100,000. Should this design program develop a potentially economic mineral reserve, then an additional phase of work may include an underground test mine and an underground drilling program.

160

27	REFERENCES (Item 27)

Albee, A.L., Labotka, T.C., Lamphere, M.A., and McDowell, S.D. (1981) Geologic Map of theTelescope Peak Quadrangle, California: United States Geological Survey Map GQ-1532.

Carew, Timothy, J., Reserva International LLC (2008) Technical Report - Briggs Mine Underground Project, prepared for Canyon Resources Corporation and Atna Resources Limited.

Cichanski, M. A. (1995) Tectonic Evolution of a Portion of the Southwestern Panamint Mountains, Death Valley Region, California, PhD dissertation, University of Southern California.

CR Briggs Corporation (1997-2010) Monthly Mine Reports.

Crossland, A. (1995) The Hall Canyon Pluton: Implications for Pluton Emplacement and for the Mesozoic History of the West-Central Panamint Mountains, M.S. thesis, University of Southern California, Los Angeles, California, p. 90.

Fleshman, Bill (2006) BF-43-101.doc, Microsoft Word document on 2005-2006 drill programs at Briggs Mine.

Labotka, T.C., Albee, A.L., Lanphere, M.A., and McDowell, S.D. (1980) Stratigraphy, Structure, and Metamorphism in the Central Panamint Mountains, Telescope Peak Quadrangle, Death Valley Area, California: Geological Society of America Bulletin, v. 91, part 2, p. 843-933.

Lanphere, M.A., Wasserburg, G.J., Albee, A.L., and Tilton, G.R. (1964) Redistribution of Strontium and Rubidium Isotopes during Metamorphism, World Beater Complex, Panamint Range, California, in Craig, H., et al., eds., Isotopic and Cosmic Chemistry: Amsterdam, North Holland Publishing Company, p. 269-320.

Ludington, S. (2008) U.S. Geological Survey analytical results from 1995; personal communication.

McNamara, Thomas, M. (2008) NI 43-101 Mineral Reserve Technical Report on the Briggs Mine Project, Inyo County, California, USA, prepared for Atna Resources, Ltd., p 126.

Noble, Alan C., and Read, Michael J., (2009) Technical Report for the Briggs Project, Inyo County, California, pp 119.

Practical Mining LLC (2007) Interim Report on the Development of the Goldtooth Underground Mine and Statement of Reserves as of December 31, 2006, prepared for CR Briggs Corporation.

161

Silver, L.T., McKinney, C.R., and Wright, L.A. (1962) Some Precambrian Ages in the Panamint Range, Death Valley, California (abstract): Geological Society of America Special Paper 68.

Taylor, John D. (2007) Interim Mineralized Material Estimate, Goldtooth Underground Zone, Briggs Mine, Inyo County, CA, prepared for Canyon Resources Corporation.

Taylor, John D. (2007) Technical Report on the Briggs Mine Project, Inyo County, California, USA, prepared for Canyon Resources Corporation.

Thompson, Richard (2010) Updated Title Opinion, Briggs Mine, Inyo County, California, prepared for Atna Resources, Ltd.

Western Services Engineering, Inc. (1993) The Briggs Gold Project, Ore Reserve Feasibility Study, prepared for Canyon Resources Corporation.

Zahony, S. (1983) Preliminary Report on the Geology of the Suitcase Mine Area, Panamint Range, Inyo County, CA, Meridian Land & Mineral Company consulting report.

162

APPENDIX A – Mineral Property List

Mineral Property Claim List, Briggs Mine, Inyo County, California

(all claims are within the Mount Diablo Base and Meridian)

BRIGGS MINE UNPATENTED FEDERAL LODE CLAIMS

BLM
CAMC
#	Claim Name	Township	Range	Sec	1/4 Sec	Inyo Co Doc #	Loc Date
1725	Argonaut 1	23S	44E	13	NW	BK 58/PG 527	7/1/1948
					last amend	Doc 92-1635	4/6/1992
1724	Argonaut 2	23S	44E	13	NW	BK 58/PG 528	7/1/1948
					last amend	Doc 92-1636	4/6/1992
1726	Argonaut 3	23S	44E	13	NW	BK 58/PG 529	7/1/1948
					last amend	Doc 92-1251	4/24/1992
1728	Argonaut 4	23S	44E	13	NW/SW	BK 58/PG 530	7/1/1948
					last amend	BK 126/PG 200
1727	Argonaut 5	23S	44E	13	NW	BK 58/PG531	7/1/1948
					last amend
1729	Argonaut 6	23S	44E	12	SE	BK 58/PG 532	7/1/1948
				13	NE/NW
					last amend	BK 126/PG 202
1730	Argonaut 7	23S	44E	13	SW	BK 58/PG 532	7/1/1948
					last amend	Doc 92-1253	3/24/1992
1731	Argonaut 8	23S	44E	13	NW/SW	BK 58/PG 533	7/1/1948
					last amend	Doc 92-1254	3/24/1992
1744	Argonaut 9	23S	44E	13	NW	BK 58/PG 535	2/10/1974
					last amend	Doc 92-1255	3/24/1992
1732	Argonaut 10	23S	44E	13	NW	BK 59/PG 245	2/26/1949
					last amend	Doc 92-1256	3/24/1992
1743	Argonaut 11	23S	44E	13	NW/SW	BK 108/PG 719	11/2/1969
					last amend	Doc 92-1637	4/6/1992
1742	Argonaut 12	23S	44E	13	SW	BK 108/PG 720	11/2/1969
					last amend	BK126/PG 208
1734	Argonaut 13	23S	44E	13	SW	BK 108/PG 721	11/2/1969
					last amend	BK 126/PG 209
1735	Argonaut 14	23S	44E	13	SW	BK 108/PG 722	11/2/1969
				24	NW
					last amend	BK 126/PG 210

163

BLM
CAMC
#	Claim Name	Township	Range	Sec	1/4 Sec	Inyo Co Doc #	Loc Date
1741	Argonaut 15	23S	44E	24	NW	BK 108/PG 723	10/22/1969
					last amend	BK 126/PG 211
1740	Argonaut 16	23S	44E	12	SW	BK 111/PG 868	11/10/1970
				13	NW
					last amend	BK 126/PG 212
1739	Argonaut 17	23s	44e	13	NW/NE/SE	BK 111/PG 870	11/11/1970
					last amend	BK 126/PG 213	6/25/1979
1738	Argonaut 18	23S	44E	13	NW/NE	BK 111/PG 872	11/11/1970
					SW/SE
					last amend	BK 126/PG 214
1737	Argonaut 19	23S	44E	13	NW	BK 111/PG 874	11/12/1970
					last amend	BK 126/PG 215	6/25/1979
1736	Argonaut 20	23S	44E	13	NW	BK 111/PG 876	11/14/1970
					last amend	Doc 92-1638	4/6/1992
33613	PAN 101	23S	44E	11	NE	BK 126/PG 181	6/8/1979
33614	PAN 102	23S	44E	11	SE	BK 126/PG 158	6/8/1979
33615	PAN 103	23S	44E	11	SE	BK 126/PG 159	6/8/1979
33616	PAN 104	23S	44E	11	SE	BK 126/PG 160	6/8/1979
33617	PAN 105	23S	44E	12	SW	BK 126/PG 161	6/8/1979
33618	PAN 106	23S	44E	12	SW	BK 126/PG 162	6/8/1979
33619	PAN 107	23S	44E	12	SW	BK 126/PG 163	6/8/1979
33620	PAN 108	23S	44E	12	SW	BK 126/PG 164	6/8/1979
33621	PAN 109	23S	44E	12	SW	BK 126/PG 165	6/9/1979
33622	PAN 110	23S	44E	12	SW	BK 126/PG 166	6/9/1979
33623	PAN 111	23S	44E	12	SW/SE	BK 126/PG 167	6/9/1979
33624	PAN 112	23S	44E	12	SW/SE	BK 126/PG 168	6/9/1979
33625	PAN 113	23S	44E	12	SE	BK 126/PG 169	6/9/1979
33626	PAN 114	23S	44E	12	SE	BK 126/PG 170	6/9/1979
33630	PAN 118	23S	44E	11	NE/SE	BK 126/PG 174	6/14/1979
				12	NW/SW
33631	PAN 119	23S	44E	12	NW/SW	BK 126/PG 175	6/14/1979
33632	PAN 120	23S	44E	12	NW/SW	BK 126/PG 176	6/14/1979
33633	PAN 121	23S	44E	12	NW/SW	BK 126/PG 177	6/14/1979
33634	PAN 122	23S	44E	12	ALL	BK 126/PG 178	6/14/1979
33635	PAN 123	23S	44E	12	NE/SE	BK 126/PG 179	6/14/1979
246346	Briggs No. 1	23S	44E	13	SW	BK 91-PG 3369	6/1/1991
				24	NW

164

BLM
CAMC
#	Claim Name	Township	Range	Sec	1/4 Sec	Inyo Co Doc #	Loc Date
246347	Briggs No. 2	23S	44E	24	SW & NW	BK 91-PG 3370	6/1/1991
246348	Briggs No. 3	23S	44E	13	SW	BK 91-PG 3371	6/1/1991
				24	NW
246349	Briggs No. 4	23S	44E	13	SW	BK 91- PG 3372	6/1/1991
246350	Briggs No. 5	23S	44E	13	SW	BK 91-PG 3373	6/1/1991
				24	NW
246351	Briggs No. 6	23S	44E	24	NW	BK 91-PG 3374	6/1/1991
285134	CECIL 9	23S	44E	2	NW	2006-000975	1/22/2006
285135	CECIL 10	23S	44E	2	NW	2006-000976	1/22/2006
285136	CECIL 11	23S	44E	2	NW	2006-000977	1/22/2006
285137	CECIL 12	23S	44E	2	NW & SW	2006-000978	1/22/2006
285138	CECIL 13	23S	44E	2	NW & SW	2006-000979	1/22/2006
285139	CECIL 14	23S	44E	2	NW & SW	2006-000980	1/22/2006
285140	CECIL 15	23S	44E	2	ALL	2006-000981	1/22/2006
285141	CECIL 16	23S	44E	2	SW	2006-000982	1/23/2006
285142	CECIL 17	23S	44E	2	SW	2006-000983	1/23/2006
285143	CECIL 18	23S	44E	2	SW	2006-000984	1/23/2006
285144	CECIL 19	23S	44E	2	SW & SE	2006-000985	1/23/2006
285145	CECIL 20	23S	44E	2	SE	2006-000986	1/23/2006
285146	CECIL 21	23S	44E	2	SW	2006-000987	1/23/2006
		22S	44E	11	NW
285147	CECIL 22	23S	44E	2	SW & SE	2006-000988	1/23/2006
		23S	44E	11	NW & NE
285148	CECIL 23	23S	44E	2	SE	2006-000989	1/23/2006
		23S	44E	11	NE
285149	CECIL 24	23S	444E	2	SE	2006-000990	1/23/2006
		23S	44E	11	NE
285150	CECIL 25	23S	44E	2	SE	2006-000991	1/23/2006
		23S	44E	11	NE
285151	CECIL 26	23S	44E	1	SW	2006-000992	1/23/2006
		23S	44E	2	SE
		23S	44E	11	NE
		23S	44E	12	NW
285152	CECIL 27	23S	44E	11	NW	2006-000993	1/24/2006
285153	CECIL 28	23S	44E	11	NW & NE	2006-000994	1/24/2006

165

BLM
CAMC
#	Claim Name	Township	Range	Sec	1/4 Sec	Inyo Co Doc #	Loc Date
285154	CECIL 29	23S	44E	11	NE	2006-000995	1/24/2006
285155	CECIL 30	23S	44E	11	NE	2006-000996	1/24/2006
285156	CECIL 31	23S	44E	11	NE	2006-000997	1/24/2006
285157	CECIL 32	23S	44E	11	NE	2006-000998	1/24/2006
		23S	44E	12	NW
285158	CECIL 33	23S	44E	11	NW & SW	2006-000999	1/24/2006
285159	CECIL 34	23S	44E	11	ALL	2006-001000	1/24/2006
285160	CECIL 35	23S	44E	11	NE & SE	2006-001001	1/24/2006
285161	CECIL 36	23S	44E	11	NE & SE	2006-001002	1/24/2006
285162	CECIL 37	23S	44E	11	NE & SE	2006-001003	1/24/2006
285163	CECIL 38	23S	44E	11	NE & SE	2006-001004	1/24/2006
285164	CECIL 39	23S	44E	11	SW	2006-001005	1/24/2006
		23S	44E	14	NW
285111	MP 1	23S	44E	1	SE	2006-0001006	1/23/2006
				12	NE
285112	MP 2	23S	44E	1	SE	2006-0001007	1/23/2006
				12	NE
285113	MP 3	23S	44E	1	SE	2006-0001008	1/23/2006
				12	NE
285114	MP 4	23S	44E	12	NE	2006-0001009	1/23/2006
285115	MP 5	23S	44E	12	NE	2006-0001010	1/23/2006
285116	MP 6	23S	44E	12	NE	2006-0001011	1/23/2006
285117	MP 7	23S	44E	12	NE & SE	2006-0001012	1/22/2006
285118	MP 8	23S	44E	12	NE & SE	2006-0001013	1/22/2006
285119	MP 9	23S	44E	12	SE	2006-0001014	1/20/2006
285120	MP 10	23S	44E	12	SE	2006-0001015	1/20/2006
285121	MP 11	23S	44E	12	SE	2006-0001016	1/20/2006
				13	NE
285122	MP 12	23S	44E	12	SE	2006-0001017	1/20/2006
				13	NE
220106	PN 1	23S	44E	14	SE	BK 89-PG 388	1/4/1989
220107	PN 2	23S	44E	14	SE	BK 89-PG 389	1/4/1989
220108	PN 3	23S	44E	13	SW	BK 89-PG 390	1/4/1989
		23S	44E	14	SE
220109	PN 4	23S	44E	13	NW & SW	BK 89-PG 391	1/4/1989
		23S	44E	14	NE & SE

166

BLM
CAMC
#	Claim Name	Township	Range	Sec	1/4 Sec	Inyo Co Doc #	Loc Date
220110	PN 5	23S	44E	14	NE	BK 89-PG 392	1/4/1989
220111	PN 6	23S	44E	13	NW	BK 89-PG 393	1/4/1989
		23S	44E	14	NE
220112	PN 7	23S	44E	14	NE	BK 89-PG 394	1/4/1989
220113	PN 8	23S	44E	13	NW	BK 89-PG 395	1/4/1989
		23S	44E	14	NE
220114	PN 9	23S	44E	14	NE	BK 89-PG 396	1/4/1989
220115	PN 10	23S	44E	11	SE	BK 89-PG 397	1/4/1989
		23S	44E	13	NE
220116	PN 11	23S	44E	11	SE	BK 89-PG 398	1/4/1989
220117	PN 12	23S	44E	11	SE	BK 89-PG 399	1/4/1989
220118	PN 13	23S	44E	11	SE	BK 89-PG 400	1/4/1989
225768	PN 154	23S	44E	14	SE	BK 89/PG 3357	4/1/1989
				23	NE
225769	PN 155	23S	44E	14	SE	BK 89/PG 3358	4/1/1989
				23	NE
225770	PN 156	23S	44E	13	SW	BK 89/PG 3359	4/1/1989
				24	NW
225772	PN 158	23S	44E	13	SW	BK 89/PG 3361	4/1/1989
				24	NW
225796	PN 182	23S	44E	14	SE	BK 89/PG 3375	4/1/1989
225797	PN 183	23S	44E	14	SE	BK 89/PG 3376	4/1/1989
225798	PN 184	23S	44E	13	SW	BK 89/PG 3377	4/1/1989
225799	PN 185	23S	44E	13	SW	BK 89/PG 3378	4/1/1989

225872	PN 258	23S	44E	12	NW	BK 89/PG 3451	4/15/1989
225873	PN 259	23S	44E	12	NW	BK 89/PG 3452	4/15/1989
225874	PN 260	23S	44E	12	NW	BK 89/PG 3453	4/15/1989
225875	PN 261	23S	44E	12	NW	BK 89/PG 3454	4/15/1989
225876	PN 262	23S	44E	12	NW/NE	BK 89/PG 3455	4/15/1989

225898	PN 284	23S	44E	1	SW	BK 89/PG 3477	5/20/1989
				12	NW
225899	PN 285	23S	44E	1	SW	BK 89/PG 3478	5/20/1989
				12	NW
225900	PN 286	23S	44E	1	SE	BK 89/PG 3479	5/20/1989
				12	NE

167

BLM
CAMC
#	Claim Name	Township	Range	Sec	1/4 Sec	Inyo Co Doc #	Loc Date
289661	RTL 9	22S	45E	30	NW & NE	2008-000696	12/8/2007
289662	RTL 10	22S	45E	30	ALL	2008-000697	12/8/2007
289663	RTL 11	22S	45E	30	NE	2008-000698	12/8/2007
289664	RTL 12	22S	45E	30	NE & SE	2008-000699	12/8/2007
289665	RTL 13	22S	45E	30	SE & SW	2008-000700	12/10/2007
289666	RTL 14	22S	45E	30	SE & SW	2008-000701	12/10/2007
		22S	45E	31	NE & NW
289667	RTL 15	22S	45E	30	SE	2008-000702	12/10/2007
289668	RTL 16	22S	45E	30	SE	2008-000703	12/10/2007
		22S	45E	31	NE
294661	PED 1	23S	44E	2	SW	2009-000980	2/12/2009
		23S	44E	11	NW
294662	PED 2	23S	44E	11	NW	2009-000981	2/12/2009
294663	PED 3	23S	44E	11	NW	2009-000982	2/12/2009
294664	PED 4	23S	44E	11	NW	2009-000983	2/12/2009
294665	PED 5	23S	44E	11	NW	2009-000984	2/12/2009
294666	PED 6	23S	44E	11	NW & SW	2009-000985	2/12/2009
294667	PED 7	23S	44E	11	SW	2009-000986	2/12/2009
294668	PED 8	23S	44E	11	SW	2009-000987	2/12/2009
294669	PED 9	23S	44E	11	SW	2009-000988	2/12/2009
294670	PED 10	23S	44E	11	SW	2009-000989	2/12/2009
		23S	44E	14	NW
294671	PED 11	23S	44E	14	NW	2009-000990	2/12/2009
294672	PED 12	23S	44E	14	NW	2009-000991	2/12/2009
294673	PED 13	23S	44E	14	NW	2009-000992	2/12/2009
294674	PED 14	23S	44E	14	NW	2009-000993	2/12/2009
294675	PED 15	23S	44E	14	NW & SW	2009-000994	2/12/2009
294676	PED 16	23S	44E	11	SW	2009-000995	2/12/2009
		23S	44E	14	NW
294677	PED 17	23S	44E	14	NW & SW	2009-000996	2/12/2009
294678	PED 18	23S	44E	14	ALL	2009-000997	2/12/2009
294679	PED 19	23S	44E	14	SW & SE	2009-000998	2/12/2009
294680	PED 20	23S	44E	14	SE	2009-000999	2/12/2009
294681	PED 21	23S	44E	14	SE & SW	2009-0001000	2/12/2009
294682	PED 22	23S	44E	14	SE	2009-0001001	2/12/2009

168

BLM
CAMC
#	Claim Name	Township	Range	Sec	1/4 Sec	Inyo Co Doc #	Loc Date
294683	PED 23	23S	44E	14	SW & SE	2009-0001002	2/12/2009
294684	PED 24	23S	44E	14	SE	2009-0001003	2/12/2009
294685	PED 25	23S	44E	14	SE & SW	2009-0001004	2/12/2009
		23S	44E	23	NW & NE
294686	PED 26	23S	44E	14	SE	2009-0001005	2/12/2009
		23S	44E	23	NE
294687	PED 27	23S	44E	23	NW & NE	2009-0001006	2/12/2009
294688	PED 28	23S	44E	23	NE	2009-0001007	2/12/2009
294689	PED 29	23S	44E	23	NW & NE	2009-0001008	2/12/2009
294690	PED 30	23S	44E	23	NE	2009-0001009	2/12/2009
294691	PED 31	23S	44E	23	NW & NE	2009-0001010	2/12/2009
294692	PED 32	23S	44E	23	NE	2009-0001011	2/12/2009
294693	PED 33	23S	44E	24	NW	2009-0001012	2/13/2009
294694	PED 34	23S	44E	24	NW	2009-0001013	2/13/2009
294695	PED 35	23S	44E	24	NW	2009-0001014	2/13/2009

BRIGGS MINE UNPATENTED FEDERAL MILLSITE CLAIMS

BLM
CAMC
#	Claim Name	Township	Range	Sec	1/4 Sec	Inyo Co Doc #	Loc Date
220155	PN 1	23S	44E	14	NE/SE	BK 89/PG 437	1/7/1989
220156	PN 2	23S	44E	14	NE	BK 89/PG 438	1/7/1989
220157	PN 3	23S	44E	14	NE	BK 89/PG 439	1/7/1989
220158	PN 4	23S	44E	14	NE	BK 89/PG 440	1/7/1989
220159	PN 5	23S	44E	11	SE	BK 89/PG 441	1/7/1989
220160	PN 6	23S	44E	11	SE	BK 89/PG 442	1/7/1989
220161	PN 7	23S	44E	11	SE	BK 89/PG 443	1/7/1989
220162	PN 8	23S	44E	11	SE	BK 89/PG 444	1/7/1989
220163	PN 9	23S	44E	14	NW/SW	BK 89/PG 445	1/7/1989
220164	PN 10	23S	44E	14	NW/SW	BK 89/PG 446	1/7/1989
220165	PN 11	23S	44E	14	NW	BK 89/PG 447	1/7/1989
220166	PN 12	23S	44E	14	NW	BK 89/PG 448	1/7/1989
220167	PN 13	23S	44E	14	NW	BK 89/PG 449	1/7/1989
220168	PN 14	23S	44E	11	SW	BK 89/PG 450	1/7/1989
220169	PN 15	23S	44E	11	SW	BK 89/PG 451	1/7/1989

169

OTHER UNPATENTED FEDERAL LODE CLAIMS

HELD BY ATNA IN THE VICINITY OF THE BRIGGS MINE

(NOT COVERED BY THIS TECHNICAL REPORT)

BLM
CAMC
#	Claim Name	Township	Range	Sec	1/4 Sec	Inyo Co Doc #	Loc Date
28364	PAN 9	22S	44E	22	SE	BK 125/PG 806	4/20/1979
				27	NE
28365	PAN 10	22S	44E	27	NE	BK 125/PG 807	4/20.1979
28366	PAN 11	22S	44E	23	SW	BK 125/PG 808	4/20/1979
				26	NW
28367	PAN 12	22S	44E	26	NW	BK 125/PG 809	4/20/1979
28368	PAN 13	22S	44E	23	SW	BK 125/PG 810	4/20/1979
				26	NW
28369	PAN 14	22S	44E	26	NW	BK 125/PG 811	4/20/1979
28370	PAN 15	22S	44E	23	SW	BK 125/PG 812	4/20/1979
				26	NW
28371	PAN 16	22S	44E	26	NW	BK 125/PG 813	4/20/1979
28372	PAN 17	22S	44E	23	SW	BK 125/PG 814	4/21/1979
				26	NW
28373	PAN 18	22S	44E	26	NW	BK 125/PG 115	4/21/1979
28374	PAN 19	22S	44E	23	SW/SE	BK 125/PG 816	4/21/1979
				26	NW/NE
28375	PAN 20	22S	44E	26	NW/NE	BK 125/PG 817	4/21/1979
28376	PAN 21	22S	44E	23	SE	BK 125/PG 818	4/21/1979
				26	NE
28377	PAN 22	22S	44E	26	NE	BK 125/PG 819	4/21/1979
28381	PAN 26	22S	44E	26	NW/SW	BK 125/PG 823	4/21/1979
28382	PAN 27	22S	44E	26	NW/SW	BK 125/PG 824	4/21/1979
28383	PAN 28	22S	44E	26	NW/SW	BK 125/PG 825	4/21/1979
28384	PAN 29	22S	44E	26	NW/SW	BK 125/PG 826	4/21/1979
28385	PAN 30	22S	44E	26	NW/SW	BK 125/PG 827	4/21/1979
28386	PAN 31	22S	44E	26	ALL	BK 125/PG 828	4/21/1979
28387	PAN 32	22S	44E	26	NE/SE	BK 125/PG 829	4/21/1979
28390	PAN 35	22S	44E	26	SW	BK 125/PG 832	4/22/1979
28392	PAN 37	22S	44E	26	SW	BK 125/PG 834	4/22/1979
28393	PAN 38	22S	44E	26	NW	BK 125/PG 835	4/22/1979
28395	PAN 46	22S	44E	35	NW/SW	BK 125/PG 837	4/22/1979
28396	PAN 47	22S	44E	35	NW/SW	BK 125/PG 838	4/22/1979

170

BLM
CAMC
#	Claim Name	Township	Range	Sec	1/4 Sec	Inyo Co Doc #	Loc Date
164557	WTL #6	22S	44E	23	SW	BK 85/PG 272	1/24/1985
164558	WTL #7	22S	44E	23	NW/SW	BK 85/PG 273	1/24/1985
164559	WTL #8	22S	44E	23	SW	BK 85/PG 274	1/24/1985
164560	WTL #9	22S	44E	23	NW/SW	BK 85/PG 275	1/24/1985
164561	WTL #10	22S	44E	23	SW	BK 85/PG 276	1/24/1985
164562	WTL #11	22S	44E	23	NE/SE	BK 85/PG 277	1/24/1985
164563	WTL #12	22S	44E	23	SW	BK 85/PG 278	1/24/1985
164564	WTL #13	22S	44E	22	NE/SE	BK 85/PG 279	1/24/1985
164565	WTL #14	22S	44E	22	SE	BK 85/PG 280	1/24/1985
164573	WTL #22	22S	44E	23	NE	BK 85/PG 288	1/24/1985
164574	WTL #23	22S	44E	14	NW	BK 85/PG 289	1/24/1985
164575	WTL #29	22S	44E	14	SW	BK 85/PG 290	1/24/1985
164576	WTL #30	22S	44E	23	NW	BK 85/PG 291	1/24/1985
164578	WTL #32	22S	44E	22	NE	BK 85/PG 293	1/24/1985
164580	WTL #34	22S	44E	22	NE	BK 85/PG 295	1/24/1985
168017	MK 5	22S	44E	26	SW	BK 85/PG 2310	5/5/1985
		22S	44E	35	NW
168018	MK 6	22S	44E	26	SW	BK 85/PG 2311	5/5/1985
		22S	44E	35	NW
168019	MK 7	22S	44E	26	SW	BK 85/PG 2312	5/5/1985
224950	MK 8	22S	44E	26	SE	BK 89/PG 1951	4/7/1989
				35	NE
224952	MK 10	22S	44E	26	SW	BK 89/PG 1953	4/7/1989
224953	MK 11	22S	44E	26	SW	BK 89/PG 1954	4/7/1989
224954	MK 12	22S	44E	26	SW/SE	BK 89/PG 1955	4/7/1989
224955	MK 13	22S	44E	26	SW/SE	BK 89/PG 1956	4/7/1989
224956	MK 14	22S	44E	26	SE	BK 89/PG 1957	4/7/1989

220148	PN 43	22S	44E	35	NW & SW	BK 89-PG 430	1/16/1989
220149	PN 44	22S	44E	35	NW & SW	BK 89-PG 431	1/16/1989
220150	PN 45	22S	44E	35	ALL	BK 89-PG 432	1/16/1989
220151	PN 46	22S	44E	35	NE & SE	BK 89-PG 433	1/16/1989
220152	PN 47	22S	44E	35	NE & SE	BK 89-PG 434	1/16/1989
225956	PN 431	22S	44E	26	SE	BK 89/PG 3535	5/1/1989
				35	NE

171

BLM
CAMC
#	Claim Name	Township	Range	Sec	1/4 Sec	Inyo Co Doc #	Loc Date
225957	PN 432	22S	44E	26	SE	BK 89/PG 3536	5/1/1989
				35	NE
225964	PN 439	22S	44E	26	SE	BK 89/PG 3543	5/1/1989
285126	CECIL 1	22S	44E	35	NW & NE	2006-000967	1/21/2006
285127	CECIL 2	22S	44E	35	NE	2006-000968	1/21/2006
285128	CECIL 3	22S	44E	35	NW & SW	2006-000969	1/21/2006
285129	CECIL 4	22S	44E	35	NW & SW	2006-000970	1/22/2006
285130	CECIL 5	22S	44E	35	NW & SW	2006-000971	1/22/2006
285131	CECIL 6	23S	44E	2	NW	2006-000972	1/22/2006
		22S	44E	35	SW
285132	CECIL 7	23S	44E	2	NW	2006-000973	1/22/2006
		22S	44E	35	SW
285133	CECIL 8	23S	44E	2	NW	2006-000974	1/22/2006
		22S	44E	35	SW
286863	STC 1	22S	44E	24	All	2006-0005207	9/21/2006
286864	STC 2	22S	44E	24	SW & SE	2006-0005208	9/21/2006
				25	NW & NE
286865	STC 3	22S	44E	24	NE & SE	2006-0005209	9/21/2006
286866	STC 4	22S	44E	24	SE	2006-0005210	9/21/2006
				25	NE
286867	STC 5	22S	44E	24	NE & SE	2006-0005211	9/21/2006
286868	STC 6	22S	44E	24	SE	2006-0005212	9/21/2006
				25	NE
286869	STC 7	22S	44E	24	NE & SE	2006-0005213	9/21/2006
286870	STC 8	22S	44E	24	SE	2006-0005214	9/21/2006
				25	NE
286871	STC 9	22S	44E	24	NE & SE	2006-0005215	9/21/2006
286872	STC 10	22S	44E	24	SE	2006-0005216	9/21/2006
				25	NE
286873	STC 11	22S	44E	24	NE & SE	2006-0005217	9/21/2006
			45E	19	SW

172

BLM
CAMC
#	Claim Name	Township	Range	Sec	1/4 Sec	Inyo Co Doc #	Loc Date
286874	STC 12	22S	44E	24	SE	2006-0005218	9/21/2006
				25	NE
		22S	45E	19	SW
		22S	45E	30	NW
286875	STC 13	22S	45E	19	SW	2006-0005219	9/21/2006
286876	STC 14	22S	45E	19	SW	2006-0005220	9/21/2006
				30	NW
286877	STC 15	22S	44E	25	NW & SW	2006-0005221	9/22/2006
286878	STC 16	22S	44E	25	NW & SW	2006-0005222	9/22/2006
286879	STC 17	22S	44E	25	NW & NE	2006-0005223	9/22/2006
286880	STC 18	22S	44E	25	All	2006-0005224	9/22/2006
286881	STC 19	22S	44E	25	NE	2006-0005225	9/21/2006
286882	STC 20	22S	44E	25	NE & SE	2006-0005226	9/21/2006
286883	STC 21	22S	44E	25	NE	2006-0005227	9/21/2006
286884	STC 22	22S	44E	25	NE & SE	2006-0005228	9/21/2006
286885	STC 23	22S	44E	25	NE	2006-0005229	9/22/2006
286886	STC 24	22S	44E	25	NE	2006-0005230	9/22/2006
286887	STC 25	22S	44E	25	NE	2006-0005231	9/22/2006
			45E	30	NW
286888	STC 26	22S	45E	30	NW	2006-0005232	9/22/2006
286889	STC 27	22S	44E	25	SW	2006-0005233	9/22/2006
286890	STC 28	22S	44E	25	SW	2006-0005234	9/22/2006
				36	NW
286891	STC 29	22S	44E	25	SW	2006-0005235	9/22/2006
286892	STC 30	22S	44E	25	SW	2006-0005236	9/22/2006
				36	NW
286893	STC 31	22S	44E	25	SW	2006-0005237	9/22/2006
286894	STC 32	22S	44E	25	SW	2006-0005238	9/22/2006
				36	NW
286895	STC 33	22S	44E	25	SW & SE	2006-0005239	9/22/2006
286896	STC 34	22S	44E	25	SW & SE	2006-0005240	9/22/2006
				36	NW & NE

173

BLM
CAMC
#	Claim Name	Township	Range	Sec	1/4 Sec	Inyo Co Doc #	Loc Date
286897	STC 35	22S	44E	25	SE	2006-0005241	9/22/2006
286898	STC 36	22S	44E	25	SE	2006-0005242	9/22/2006
				36	NE
286899	STC 37	22S	44E	25	SE	2006-0005243	9/22/2006
286900	STC 38	22S	44E	25	SE	2006-0005244	9/22/2006

PATENTED FEDERAL LODE AND MILLSITE CLAIMS

HELD BY ATNA IN THE VICINITY OF THE BRIGGS MINE

(NOT COVERED BY THIS TECHNICAL REPORT)

Patent
Survey	Claim Name	Township	Range	Sec	1/4 Sec	Patent Number	Loc Date
MS4556A	Comet	22S	44E	26	SW & SE	190564	3/31/1909
		22S	44E	35	NW & NE
MS4556A	Shooting Star	22S	44E	26	SW & SE	190564	3/31/1909
		22S	44E	35	NW & NE
MS4556B	Scotchman Millsite	22S	44E	35	NW	190564	3/31/1909

174

APPENDIX B – List of Drill Hole Collars

Drill Hole No.	Mine Easting	Mine Northing	Elevation	Depth	Azimuth	Angle
ARG11-040	9861.339	12251.44	1419.301	160	0	-90
ARG11-041	9746.781	12075.74	1422.583	200	0	-90
ARG11-042	9803.594	12183.84	1419.043	160	0	-90
ARG11-043	9886.474	12184.93	1419.233	120	0	-90
ARG11-044	9947.247	12211.3	1419.259	120	0	-90
ARG11-045	9740.242	12071.03	1422.242	180	80	-55
ARG11-046	10012.28	12022.21	1519.42	280	340	-65
ARG11-047	10016.06	12033.9	1520.038	200	35	-50
ARG11-048	9830.391	12163.8	1419.304	180	135	-50
BMD08-001	10780.545	9395.567	1503.851	850	0	-90
BGT08-002	11128.433	8815.477	1659.62	715	90	-65
BGT08-003	11442.124	8768.411	1779.713	900	0	-90
BGT08-004	11467.697	8701.471	1780.146	445	155	-50
BGT08-005	11179.7	8295.075	1667.74	940	0	-90
BMD08-006	10667.712	9594.897	1432.936	825	0	-90
BGT08-007	11161.983	8506.154	1654.954	960	90	-85
BGT08-008	11179.7	8708.936	1667.74	1005	0	-90
BMD08-009	10731.987	9610.832	1431.76	750	97	-75
BMD08-010	10730.011	9592.659	1432.341	750	39	-63
BMD08-011	10724.524	9603.148	1432.416	750	48	-75
BMD08-012	10222.116	9774.852	1434.167	900	0	-90
BMD08-013	10350.95	10357.369	1494.272	800	134	-69
BMD08-014	10342.518	10364.9	1493.017	750	113	-52
BMD08-015	10281.294	10044.58	1458.093	805	0	-90
BMD08-016	10253.056	10055.34	1457.773	850	99	-70
BMD09-017	10254.459	10037.62	1457.599	805	142	-76
BMD09-018	10400	9700	1430	1	45	-78
BMD09-019	10281.686	10086.18	1458.001	850	122	-62
BMD09-020	10256.359	9902.459	1424.646	705	77	-50
BMD09-021	10256.749	9897.216	1424.757	900	90	-50
BMD09-022	10257.669	9890.389	1425.117	950	115	-55
BMD09-023	10253.784	9887.553	1424.201	900	134	-59
BMD09-024	10254.736	9890.405	1425.162	900	109	-60
BMD09-025	10260.006	10050.345	1458.072	950	85	-50
BMD09-026	10239.158	9737.499	1434.696	900	84	-68
BMD09-027	10599.355	9513.753	1429.163	950	0	-90
BMD09-028	10509.051	9548.781	1426.302	900	0	-90
BMD09-029	10325.454	9500.406	1425.984	200	0	-90

175

Drill Hole No.	Mine Easting	Mine Northing	Elevation	Depth	Azimuth	Angle
BMD09-030	10658.028	9406.216	1454.344	160	0	-90
BMD09-031	10442.692	9261.268	1431.079	165	0	-90
BMD09-032	10314.577	9694.05	1429.3	160	0	-90
BMD11-049	11608.25	10372.34	1779.815	500	270	-65
BMD11-056	10895.04	9796.117	1360.353	560	90	-70
BMD11-059	10936.98	9795.841	1401.206	920	270	-65
BMD11-060	10927.33	9804.603	1400.499	440	90	-50
BMD11-061	11103.88	10191.11	1402.898	680	330	-60
BMD11-062	11032.82	10143.14	1379.634	619	330	-55
BMD11-063	11101.83	10226.27	1401.225	759	270	-60
BMD11-064	11040.92	10204.03	1381.355	595	0	-90
BMD11-065	10896.83	9695.671	1380.352	840	271.12	-61.8
BMD11-066	10985.9	9999.518	1380.795	840	270.51	-55.9
BMD11-067	11106.65	10211.96	1401.81	760	300	-60
BMD11-068	11094.02	10204.14	1380.875	360	90	-55
BMD11-069	11027.75	10095.53	1380.545	840	270	-70
BMD11-070	11022.57	10095.72	1380.205	870	270.113	-47.9
BMD11-072	11198.29	9479.702	1543.282	735	272.8	-51.4
BMD11-073	11188.65	9458.957	1542.307	500	340	-50
BMD11-079	10906.124	9894.947	1340.414	800	269.37	-73
BMD11-080	10824.932	9594.426	1318.439	860	269.35	-79.5
BMD11-081	10346.197	10074.674	1319.782	546	0	-75
BMD11-083	10866.474	9594.405	1318.217	460	90	-55
BMD11-084	10885.825	9704.272	1320.752	870	270.85	-75.1
BMD11-085	10835.227	9704.877	1319.116	440	90	-50
BMD11-086	10847.344	9804.749	1320.588	880	267	-79.9
BMD11-087	10881.49	9905.323	1319.096	800	0	-90
BMD11-088	10894.104	9905.191	1318.912	440	90	-50
BMD11-089	10888.436	9905.453	1318.983	800	89.1	-74.9
BMD11-090	10911.021	9995	1319.86	700	0	-90
BMD11-091	10902.1	9994.635	1319.711	800	269.22	-70.4
BMD11-092	10929.43	9995.783	1320.043	400	90	-55
BMD11-093	10983.114	10105.477	1319.598	800	89.2	-75.2
BMD11-094	10199.143	9951.217	1301.07	700	0	-90
BMD11-096	11322.832	9754.726	1682.058	500	270	-65
BMD11-097	11328.48	9754.73	1683.19	500	330	-55
BMD11-098	11577.74	10390.63	1780.04	1100	268.73	-59.1
BN001	9871.75	12524.84	1449.59	250	0	-90
BN002	10108.96	12471.11	1554.01	250	0	-90
BN003	10365.41	12545.35	1658.12	250	0	-90

176

Drill Hole No.	Mine Easting	Mine Northing	Elevation	Depth	Azimuth	Angle
BN004	10314.34	12369.25	1540.93	250	0	-90
BN005	10570.94	12427.35	1643.21	250	0	-90
BN006	10813.71	12369.36	1781.8	350	0	-90
BN007	10848.62	12456.98	1782.23	265	0	-90
BN008	11079.29	12295.87	1948.2	350	0	-90
BN009	11296.47	12262.08	2007.77	415	0	-90
BN010	11201.05	12318.48	1999	355	0	-90
BN011	11093.62	12450.74	1933.79	335	0	-90
BN012	11045.22	12345.37	1915.28	350	345	-80
BN013	11078.18	12574.78	1873.1	400	0	-90
BN014	10915.5	12534.76	1780.83	550	0	-90
BN015	10876.04	12128.84	1802.54	350	242	-85
BN016	10912.89	12146.01	1804.5	350	95	-80
BN017	11179.12	12384.9	2005.82	450	0	-90
BN018	11257.34	12466.92	2020.99	450	0	-90
BN019	11171.86	12524.78	1953.46	450	0	-90
BN020	11189.46	12721.92	1938.41	400	0	-90
BN021	11194.52	12637.43	1948.14	400	0	-90
BN022	11385.21	12568.58	2049.73	405	0	-90
BN023	11370.14	13004.37	2088.86	395	0	-90
BN024	11360.67	12862.4	2093.53	415	0	-90
BN025	10947.86	12328.03	1852.33	345	0	-90
BN026	11293.24	12163.84	1988.02	375	0	-90
BN027	11395.59	12718.37	2086.95	385	0	-90
BN028	11295.5	12578.53	2003.43	455	0	-90
BN029	11296.9	12685.41	2013.05	405	0	-90
BN030	11497.02	12730.48	2169.37	430	0	-90
BN031	11427.19	12924.28	2127.5	400	0	-90
BN032	10933.59	12857.4	1943.65	375	0	-90
BN033	11033.25	12866.7	1960.11	360	0	-90
BN034	11134.82	12820.05	1953.13	355	0	-90
BN035	11228.55	12862.71	2020.12	425	0	-90
BN036	11157.74	12916.94	2013.38	385	0	-90
BN037	11221.35	12992.54	2040.48	360	0	-90
BN038	11090.4	12673.24	1887.22	320	0	-90
BN039	11032.63	12766.16	1900.78	355	0	-90
BN040	11280.51	13062.42	2047.14	355	0	-90
BN041	11306.2	12944.43	2083.4	455	0	-90
BN042	11280.41	12768.54	2012.07	350	0	-90
BN043	10627.57	12517.13	1653.03	250	0	-90

177

Drill Hole No.	Mine Easting	Mine Northing	Elevation	Depth	Azimuth	Angle
BN044	10483.52	12489.06	1633	260	0	-90
BN045	10980.38	12613.39	1797.69	345	0	-90
BN046	10940.49	12774.91	1898.1	345	0	-90
BN047	11491.85	12980.59	2133.3	365	0	-90
BN048	11461.18	12833.52	2152.35	455	0	-90
BN049	10280.67	12458.99	1622.6	255	0	-90
BN050	10540.24	12572.19	1695.75	255	90	-80
BN051	10304.29	12144.78	1611.45	250	0	-90
BN052	10211.82	12178.8	1552.96	250	0	-90
BN053	10269.54	12249.88	1559.6	205	0	-90
BN054	10613.78	12361.27	1681.8	210	0	-90
BN055	10697.4	12094.9	1726.2	255	0	-90
BN056	10119.3	12362	1563.1	205	0	-90
BN057	10123.86	12179.89	1494.74	200	0	-90
BN058	11510.43	12138.58	2068.4	435	0	-90
BN059	11405.51	12248.16	2077.68	400	0	-90
BN060	11343.5	11807	2089.88	205	342	-50
BN061	11291.79	12383.07	2063.04	400	0	-90
BN062	11343.9	11807.82	2089.88	525	342	-63
BN063	11504.83	12647.16	2167.11	400	0	-90
BN064	11570.58	12435.78	2219.97	585	0	-90
BN065	11195.36	13123.33	1986.34	400	0	-90
BN066	11138.22	13193.38	1918.14	400	0	-90
BN067	11606.48	12127.53	2086.5	455	0	-90
BN068	10901.2	12230.7	1835.44	255	0	-90
BN069	10407.14	12099.94	1603.14	250	0	-90
BN070	10470.1	12378.43	1605.96	255	0	-90
BN071	10374.26	12460.34	1620.96	245	0	-90
BN072	9898.34	12355.17	1424.44	200	0	-90
BN073	9844.5	12431.83	1432.84	240	0	-90
BN074	9723.72	12562.37	1418.44	235	0	-90
BN075	9703.71	12430.59	1397.04	225	0	-90
BN076	11513.35	12348.36	2183.45	485	0	-90
BN077	11469.77	12444.98	2165.63	485	0	-90
BN078	10240.97	12317.85	1518.34	185	0	-90
BN079	11350.65	11814.37	2087.06	405	0	-90
BN080	11460.41	11911.77	2097.26	435	0	-90
BN081	11542.66	11959.31	2108.29	450	0	-90
BN082	11641.74	11957.61	2107.33	425	0	-90
BN083	11739.85	11976.82	2114.31	400	0	-90

178

Drill Hole No.	Mine Easting	Mine Northing	Elevation	Depth	Azimuth	Angle
BN084	11691.05	12050.91	2128.33	380	0	-90
BN085	11555.25	11975.38	2109.73	405	323	-74
BN086	11560.27	11973.09	2109.48	405	5	-76
BN087	11540.89	11111.3	2018.16	405	0	-90
BN088	11369.39	12457.47	2080.64	400	0	-90
BN089	11084.2	12183.74	1899.57	335	204	-70
BN090	11091.43	12187.83	1897.6	305	143	-68
BN091	10464.52	12032.49	1622.98	200	0	-90
BN092	10368.9	12016.43	1612.48	200	0	-90
BN093	10189.31	12090.68	1544.04	205	0	-90
BN094	11283.63	12169.6	1986.94	355	212	-72
BN095	11291.79	12168.7	1986.37	345	153	-72
BN096	11422.66	12364.76	2136.39	425	0	-90
BN097	9747.26	12676.45	1439.54	200	0	-90
BN098	9647.08	12637.62	1418.74	205	0	-90
BN099	9571.89	12574.79	1400.44	245	0	-90
BN100	9638.81	12499.38	1399.94	235	0	-90
BN101	11505.26	12253.45	2139.65	425	0	-90
BN102	10361.3	12282.62	1605.54	150	0	-90
BN103	10541.8	12329.66	1651.39	150	0	-90
BN104	10404.8	12390.25	1579.14	150	0	-90
BN105	10714.21	12197.56	1729.27	170	0	-90
BN106	10828.98	12583.95	1718.47	180	0	-90
BN107	10018.25	12466.71	1517.77	195	0	-90
BN108	10134.57	13052.83	1522.21	250	0	-90
BSU11-033	11101.004	8715.751	1655.026	260	0	-55
BSU11-034	11111.902	8680.751	1656.167	200	25	-55
BSU11-035	11179.387	8741.739	1649.985	200	0	-55
BSU11-036	11207.54	8643.96	1659.242	220	0	-55
BSU11-037	11244.205	8741.362	1650.022	260	0	-60
BSU11-038	11210.106	8633.995	1659.105	220	30	-45
BSU11-039	11244.483	8725.259	1649.61	247	50	-50
BU08-1	11302.888	9139.083	1538.677	605	105	-57
BU08-2	11312.787	9140.798	1538.581	560	85	-55
BU08-3	11293.975	9154.023	1539.001	560	124	-56
BU08-4	11267.718	9338.8	1540.944	620	101	-52.5
BU08-5	11161.983	9009.918	1520.236	560	120	-50
GT001	11005.7	6990.5	1529.6	370.5	105	-50
GT002	10973.4	6525.8	1510.2	506.7	90	-45
GT003	11051	6307.7	1518.9	425	85	-45

179

Drill Hole No.	Mine Easting	Mine Northing	Elevation	Depth	Azimuth	Angle
GT004	11049	6307.7	1518.9	322.2	85	-70
GT005	10891.8	5997.3	1408.9	400	96	-45
GT006	11260.5	6602.6	1658.8	237.3	90	-60
GT007	10639	7037.3	1307.9	472.6	92	-60
GT008	10472.7	6665.7	1278.1	500	142	-45
GT009	10481.9	6714.5	1280.7	460	75	-45
GT010	10346.4	5486.4	1203.9	182	90	-60
GT012	10710.08	7929.65	1385.4	545	110	-45
GT013	10694.42	7419.52	1371.47	450	115	-45
GT014	10983.19	7975.5	1514.21	375	115	-45
GT015	10825.94	7755.72	1440.59	375	115	-57
GT016	10873.69	7880.3	1465.85	420	120	-45
GT017	10975.54	7978.02	1514.4	460	115	-75
GT018	10887.25	7625.36	1478.67	415	115	-50
GT019	10882.04	7627.24	1479.5	500	115	-80
GT020	10904.17	7740.41	1492.32	400	110	-45
GT021	10900.83	7169.27	1480.39	250	112	-50
GT022	10958.95	7267.14	1510.77	250	115	-60
GT023	10665.29	7215.35	1352.73	445	110	-50
GT024	10762.78	7564.55	1368.6	400	115	-45
GT025	10567.64	7444.9	1308.06	495	115	-45
GT026	11041.68	7557.68	1537.5	200	115	-45
GT027	11215.93	8207.59	1661.41	530	295	-80
GT028	11122.21	7244.21	1619.88	100	115	-45
GT029	11126.97	7480.1	1613.67	120	115	-45
GT030	11127.22	7613.33	1608.83	180	115	-45
GT031	11207.1	7334.11	1683.54	100	0	-90
GT032	11215.44	7331.31	1683.25	70	115	-45
GT033	11005.54	7015.06	1519.34	225	0	-90
GT034	11011.85	6926.97	1543.93	120	110	-45
GT035	10999.5	6823.79	1548.24	160	110	-60
GT036	10912.44	6932.85	1481.77	275	110	-75
GT037	10894.31	6831.98	1474.68	300	110	-70
GT038	10897.85	6722.72	1471.49	185	110	-45
GT039	10898.66	6629.05	1486.49	205	110	-45
GT040	10801.05	6620.71	1444.23	280	110	-45
GT041	10885.91	6529.2	1449.86	195	110	-45
GT042	10867.03	6437.22	1454.01	185	110	-45
GT043	10934.34	6221.6	1466.04	120	110	-45
GT044	10904.68	6125.63	1471.72	145	110	-60

180

Drill Hole No.	Mine Easting	Mine Northing	Elevation	Depth	Azimuth	Angle
GT045	10904.39	7035.23	1449.31	255	110	-45
GT046	10801.6	6723.29	1416.98	280	110	-55
GT047	10796.14	6515.91	1406.36	280	110	-50
GT048	10773.61	6418.68	1410.17	340	110	-55
GT049	10842.47	6230.85	1423.32	125	110	-45
GT049A	10840.59	6227.76	1423.11	215	110	-45
GT050	10852.08	6334.87	1433.43	220	110	-50
GT051	10810.45	6143.37	1420.26	220	110	-60
GT052	10626.43	5453.96	1293.88	245	110	-45
GT053	10661.08	5548.14	1320.24	175	110	-45
GT054	10563.52	5252.9	1266.86	395	110	-50
GT055	10581.34	5019.36	1277.68	335	0	-90
GT056	10709.49	5637.88	1369.48	285	110	-50
GT057	10729.99	5736.15	1407.5	305	110	-55
GT058	10787.46	5931.86	1407.71	265	110	-60
GT059	10837.48	5795.4	1428.83	220	110	-45
GT060	10797.92	6029.17	1386.06	215	110	-60
GT061	10755.01	5834.55	1395.19	225	110	-50
GT062	10752.37	5835.24	1395.35	360	110	-75
GT063	10759.46	5511.47	1357.86	255	110	-45
GT064	10718.96	5414.49	1340.58	275	110	-45
GT065	10684.89	5319.97	1321.88	320	110	-45
GT066	10654.81	5220.28	1307	345	110	-45
GT067	10801	7041.74	1391.88	300	110	-45
GT068	10801	7041.74	1391.88	400	110	-70
GT069	10926.44	6220.94	1467.92	385	0	-90
GT070	10969	6526.32	1507.94	100	110	-65
GT071	10960.04	6427.66	1509.96	180	110	-45
GT072	10943.86	6328.34	1495.48	120	110	-50
GT074	10855.84	5907.19	1433.91	120	110	-45
GT079	11004.09	6592.53	1536.11	175	113	-45
GT080	10805.31	6609.9	1445.93	340	100	-67
GT081	10914.3	6748.59	1473.28	240	100	-67
GT082	10815.32	7165.91	1434.9	245	100	-45
GT082A	10815.32	7165.91	1434.9	295	100	-45
GT083	10898.05	6830.88	1477.51	225	100	-50
GT084	10898.54	6897.63	1482.14	200	100	-45
GT085	11010.81	7369.44	1560.26	225	100	-58
GT086	11052.39	7203.74	1576.36	110	110	-70
GT087	11050	7112	1575	80	100	-45

181

Drill Hole No.	Mine Easting	Mine Northing	Elevation	Depth	Azimuth	Angle
GT088	11053	7112	1575	160	0	-90
GT089	10543.76	7189.29	1294.92	470	100	-45
GT090	10580	7300	1315	430	100	-45
GT091	10821.34	7359.64	1436.51	355	100	-45
GT092	10822.37	7358.06	1435.84	425	100	-70
GT093	10812.41	6829.63	1418.39	375	100	-65
GT094	10897.51	5996.36	1398.99	180	100	-75
GT095	10807	6738.06	1417.86	350	100	-70
GT096	10816.76	6932.92	1427.16	300	100	-45
GT097	10683.3	6346.99	1356.01	335	110	-50
GT098	10758.92	7128.16	1393.97	430	110	-65
GT099	10688.81	6476.28	1357.26	385	110	-50
GT100	10685.02	6579.33	1396.69	355	110	-50
GT101	10707.89	6850.9	1379.48	400	110	-60
GT102	11069	7406	1609	480	230	-72
GT103	11003	7362	1564	420	270	-80
GT104	10977	7292	1530	400	0	-90
GT105	10957	7453	1536	240	110	-60
GT106	11014	7582	1536	260	115	-72
GT107	10968	7650	1526	220	100	-45
GT108	10820	7442	1436	320	115	-45
GT109	10983	7381	1560	400	0	-90
GT110	10840	7304	1435	280	110	-60
GT111	10532	5160	1271	280	110	-45
GT112	10589	5361	1280	280	110	-45
GT113	10634	5115	1296	280	110	-45
GT114	11018	7514	1539	375	115	-45
GT115	10935	7241	1509	460	0	-90
GT116	10696	7364	1372	260	115	-45
GT117	10737	7144	1394	460	115	-50
GT05-01	10561.234	7600.88	1398.915	611	110	-45
MW4	10755	9793.2	1629.9	835	0	-90
NMB11-050	10789.9	11119.23	1702.789	260	0	-90
NMB11-051	10816.98	10919.69	1686.775	240	25	-55
NMB11-052	10808.56	10930.27	1686.685	260	55	-50
NMB11-053	10800.74	10995.42	1691.825	240	0	-90
NMB11-054	11050	11050	1850	150	270	-65
NMB11-055	10763.6	11215.15	1712.292	260	0	-90
NMB11-057	10802.33	10990.92	1691.407	280	30	-45
NMB11-058	10795.22	10966.35	1688.613	260	45	-45

182

Drill Hole No.	Mine Easting	Mine Northing	Elevation	Depth	Azimuth	Angle
NMB11-071	11100.07	11188.33	1852.132	400	275	-60
NMB11-074	10614.447	11225.707	1649.21	260	0	-90
NMB11-075	10691.644	10996.204	1676.239	260	0	-90
NMB11-076	10740.796	10904.291	1683.531	260	0	-90
NMB11-077	10791.883	10814.019	1686.534	260	0	-90
NMB11-078	11003.616	11197.223	1831.902	160	185	-60
NMB11-082	10814.922	10814.922	1687.147	900	0	-90
NMB11-095	11021.29	11180.765	1834.211	1200	176.25	-60
PN001	10319.6	9780.4	1460.4	55	90	-50
PN002	10319.2	9542.3	1413	500	0	-90
PN003	10339	9617.1	1433.4	450	90	-50
PN004	11690.6	10057.7	1890.7	110	0	-90
PN005	11088.3	10780	1818.7	300	0	-90
PN006	11566.3	10068.6	1896.6	110	0	-90
PN007	11265.4	9278.4	1833.4	200	0	-90
PN008	11362.9	9737.9	1913.6	170	0	-90
PN009	11175.8	9824.3	1817.7	100	0	-90
PN010	11366.9	9136	1846.7	250	0	-90
PN011	11081.9	9654.7	1798.2	250	0	-90
PN012	10319.2	9799.1	1460.8	480	88	-60
PN013	11090.9	9369.2	1771.5	200	0	-90
PN014	10546.5	10389.8	1582.1	400	115	-60
PN015	11367	9372.5	1898.5	220	0	-90
PN016	10622.7	10554	1591.9	480	70	-60
PN017	11520.2	9799.1	1965	220	0	-90
PN018	10942.6	10474.8	1695.9	400	0	-90
PN019	11414.7	9564.7	1939.8	250	0	-90
PN020	10263.7	9356	1391.1	320	90	-60
PN021	11427.6	9654.4	1945.2	240	0	-90
PN022	10584.2	10632.7	1556.2	380	110	-60
PN023	11223.3	9564.5	1856.7	200	0	-90
PN024	10431.6	10351.3	1524.9	440	124	-60
PN025	11320	9499.4	1879.9	300	0	-90
PN026	11041.4	10620.3	1782.6	340	0	-90
PN027	11283	10624.8	1842.4	440	0	-90
PN028	11348	9663.9	1908.9	240	0	-90
PN029	11197.9	10418.2	1822.5	440	0	-90
PN030	11397.8	9010.2	1826.9	180	0	-90
PN031	11168.2	10589.9	1792	400	0	-90
PN032	11258	9154	1813.3	240	0	-90

183

Drill Hole No.	Mine Easting	Mine Northing	Elevation	Depth	Azimuth	Angle
PN033	11384.9	9830.8	1914.8	240	0	-90
PN034	11212.9	9738.9	1838.4	200	0	-90
PN035	11496.2	10004.9	1913.4	160	0	-90
PN036	11787.3	10050.3	1884	180	0	-90
PN037	11326.6	10435.8	1859.9	320	0	-90
PN038	11330	10315.5	1871	220	0	-90
PN039	10894.7	10600.5	1721.1	220	0	-90
PN040	10972.2	10733.5	1752.4	230	0	-90
PN041	11102.1	10356.6	1777.5	375	0	-90
PN042	11146.2	10475.7	1789.6	380	0	-90
PN043	11092.8	10689.3	1793.9	225	0	-90
PN044	11131.5	10900.4	1855	255	0	-90
PN045	11326.6	10585.1	1852	345	0	-90
PN046	11187.1	10326.4	1819.1	425	0	-90
PN047	11017.1	10813.6	1789.5	245	0	-90
PN048	11600	10402.5	1952.2	345	0	-90
PN049	11471.5	10462	1928.2	365	0	-90
PN050	11400.2	10370.5	1902.6	400	0	-90
PN051	11714.1	10267.2	1887.3	305	0	-90
PN052	11893	10168.6	1896	225	0	-90
PN053	12043.8	10050.6	1893.3	225	0	-90
PN054	11203.4	10106.7	1786.7	305	0	-90
PN055	11338.6	10120.5	1796.6	305	0	-90
PN056	11512.8	10176.9	1823	245	0	-90
PN057	11710.8	10149.1	1843.9	285	0	-90
PN058	11294.1	10392.8	1862.9	425	0	-90
PN059	11517.7	10272.4	1890.3	340	0	-90
PN060	11440.9	9928.7	1918.6	265	0	-90
PN061	11491.3	9711.1	1967	205	0	-90
PN062	11416	9413.8	1927.9	295	0	-90
PN063	11225.8	10803.9	1859.1	360	0	-90
PN064	11393.6	10641.5	1880.9	400	0	-90
PN065	11252.4	10599.7	1826.8	405	0	-90
PN066	11002.9	10369.7	1737.7	405	0	-90
PN067	11078.1	10448.7	1754.3	405	0	-90
PN068	11106.4	10517.5	1759.8	345	0	-90
PN069	11182.5	10553.9	1797.2	365	0	-90
PN070	11102.8	10612.9	1779.4	350	0	-90
PN071	11406.3	9512.2	1937.2	325	0	-90
PN072	11799.5	9977.7	1939.7	265	0	-90

184

Drill Hole No.	Mine Easting	Mine Northing	Elevation	Depth	Azimuth	Angle
PN073	11703.2	9969.3	1936.5	285	0	-90
PN074	11616.6	9962.3	1938.1	300	0	-90
PN075	11707.8	9900.7	1982.5	365	0	-90
PN076	11280.1	9586.3	1880.3	305	0	-90
PN077	11248	9481.7	1864.5	245	0	-90
PN078	11193	9651	1846.5	200	0	-90
PN079	11027.6	10562.8	1759	365	0	-90
PN080	10705.1	10494.1	1671.6	285	0	-90
PN081	10794.8	10453.8	1677.8	350	0	-90
PN082	10922.4	10398.6	1690.6	385	0	-90
PN083	10980.1	10645.6	1754.1	230	0	-90
PN084	10967.6	10831	1762.4	230	0	-90
PN085	10887.2	10459	1684.3	385	0	-90
PN086	10877.4	10365.9	1673.1	390	0	-90
PN087	11282.4	10752.8	1870.5	365	0	-90
PN088	11335.8	10691.7	1873.2	305	0	-90
PN089	11154.3	10746.2	1831.8	325	0	-90
PN090	11407.3	9997.4	1893.2	190	0	-90
PN091	11316.8	9968.3	1889.5	190	0	-90
PN092	11220.7	9865.5	1846.3	200	0	-90
PN093	11209.4	9957.3	1848.8	200	0	-90
PN094	11697.4	9792.2	2032.7	505	0	-90
PN095	11639.9	9707.3	2036.9	310	0	-90
PN096	11609.1	9605.3	2034.2	300	0	-90
PN097	11409.3	9321.5	1885.5	225	0	-90
PN098	11181.3	10030.1	1834.2	200	0	-90
PN099	11134.7	9884	1821.1	200	0	-90
PN100	11109.1	9799.2	1789.6	200	0	-90
PN101	11076.5	9886.5	1794.5	200	0	-90
PN102	10938.3	10524.8	1728.2	345	0	-90
PN103	11055.9	10933.2	1818.4	355	0	-90
PN104	11285.8	9101	1817.8	265	0	-90
PN105	11194.6	9330.1	1824.2	225	0	-90
PN106	11173.6	9411.3	1819.6	200	0	-90
PN107	11319	9208.4	1841	200	0	-90
PN108	10412.3	9919.7	1523.9	370	0	-90
PN109	10514.6	9818.1	1537.7	370	0	-90
PN110	10602.3	9784.3	1563.5	450	0	-90
PN111	11397.4	9082	1844.9	225	0	-90
PN112	11406.5	8901.7	1816.6	200	0	-90

185

Drill Hole No.	Mine Easting	Mine Northing	Elevation	Depth	Azimuth	Angle
PN113	11465.9	8813.9	1815.9	200	0	-90
PN114	10675.2	9900.2	1631	450	0	-90
PN115	10606.4	9984.3	1608.5	430	0	-90
PN116	10729.9	10071.5	1628.3	410	0	-90
PN117	10800.5	9996.8	1687.5	390	0	-90
PN118	11173.8	9211	1764.3	300	0	-90
PN119	11108.6	9290	1782.8	300	0	-90
PN120	11320.5	9310.8	1862.7	345	0	-90
PN121	11526.8	9260.7	1927.7	400	0	-90
PN122	10769.7	9893.8	1662.7	450	0	-90
PN123	10687.5	9984.3	1634.1	390	0	-90
PN124	10504.7	9985.2	1562.6	370	0	-90
PN125	10500.3	9910	1565.7	350	0	-90
PN126	11076.5	10862.6	1821.7	245	0	-90
PN127	11199.3	10903.6	1870.8	65	0	-90
PN128	10969.4	10913	1785.9	365	0	-90
PN129	10886.1	10878.4	1766	285	0	-90
PN130	10964.1	10318.9	1697.5	365	0	-90
PN131	10829.2	10543.9	1702.6	225	0	-90
PN132	10907.3	10684.8	1711.4	245	0	-90
PN133	10875.4	10766.7	1705.9	245	0	-90
PN134	10709.4	10572.4	1611	245	0	-90
PN135	10639.8	10416.6	1617.5	300	0	-90
PN136	10474	9402.5	1436.6	325	0	-90
PN137	10468.1	9499.8	1437.6	405	0	-90
PN138	10494.5	9600.2	1446.9	345	0	-90
PN139	10415.7	9622.3	1443.8	345	0	-90
PN140	10504.2	9718.6	1479.4	385	0	-90
PN141	10409	9710	1491.6	385	0	-90
PN142	10446.8	9811.4	1528.6	260	0	-90
PN143	10405.5	9407.7	1413.4	300	0	-90
PN144	10312.8	9696.8	1443.9	385	0	-90
PN145	10381.8	10002	1486.3	385	0	-90
PN146	10605	10284.3	1564.1	365	0	-90
PN147	10560.8	10463.9	1583.2	285	0	-90
PN148	10623.6	10171.8	1524	345	0	-90
PN149	10479.7	10099.6	1503.4	300	0	-90
PN150	10132.5	10372.7	1449	300	0	-90
PN151	11446.2	9246	1888.7	265	0	-90
PN152	11475.7	9180.2	1892	360	0	-90

186

Drill Hole No.	Mine Easting	Mine Northing	Elevation	Depth	Azimuth	Angle
PN153	11521.3	9109.8	1891.1	345	0	-90
PN154	11564.8	9042.8	1895.5	365	0	-90
PN155	11221.2	9072.7	1776	345	0	-90
PN156	11172.2	9141.9	1768.8	315	0	-90
PN158	11148.5	9974.5	1828.2	85	0	-90
PN159	11156.5	9735.8	1818.3	180	0	-90
PN160	10943.7	9983.7	1761	485	0	-90
PN161	10969	9893	1760	445	0	-90
PN162	11024.7	9821.8	1764	400	0	-90
PN163	11013.4	9743.4	1762	435	0	-90
PN164	11052	9980.5	1797	485	0	-90
PN165	11086.4	9724.8	1795	200	0	-90
PN166	11287.3	9005.5	1777	445	0	-90
PN167	10542.6	9511.4	1469	445	0	-90
PN168	10308.7	9916.7	1468	375	0	-90
PN169	10483	10189.7	1516	385	0	-90
PN170	10918.6	8583.2	1532	400	0	-90
PN171	10768.7	8838.2	1507	225	0	-90
PN172	10713.4	10255.2	1537	400	0	-90
PN173	10774.5	10324.1	1557	400	0	-90
PN174	10838.2	10263.2	1559	400	0	-90
PN175	10890.8	10186.7	1562	400	0	-90
PN176	10788.3	10187.5	1567	445	0	-90
PN177	10708.3	10154	1574	400	0	-90
PN178	10648.7	10094.2	1581	400	0	-90
PN179	10595.3	10031.2	1584	425	0	-90
PN180	11170.5	10249.6	1819	425	0	-90
PN181	11120.9	10981.6	1818.3	420	0	-90
PN182	11186.3	11021.1	1827.1	395	0	-90
PN183	10992.2	10306.6	1699.5	400	113	-60
PN184	10644.3	9617	1583.7	565	0	-90
PN185	10658.5	9462.5	1566	565	0	-90
PN186	10677.4	9317.2	1559	560	0	-90
PN187	11344.8	8856	1778.3	340	0	-90
PN188	11322.4	8933.5	1777.4	370	0	-90
PN189	10689.6	9737.2	1613.6	560	0	-90
PN190	10726	9589.5	1622.5	620	0	-90
PN191	10746.4	9442.5	1617	600	0	-90
PN192	10781.5	9289.8	1611.8	600	0	-90
PN193	10893.2	9720.5	1721.3	600	0	-90

187

Drill Hole No.	Mine Easting	Mine Northing	Elevation	Depth	Azimuth	Angle
PN194	10891.2	9570.6	1704.3	600	0	-90
PN195	10895.3	9421.5	1692.3	500	0	-90
PN196	11081.8	9392	1768.3	825	0	-90
PN197	10944.4	9202.7	1684.7	400	0	-90
PN198	10878.9	10017.2	1725.8	500	0	-50
PN199	11341.1	10505.8	1855.9	740	0	-90
PN200	11360.1	10742.4	1892.8	500	0	-90
PN201	11282.7	10820.1	1886	545	0	-90
PN202	11219.7	10899.7	1872.8	245	0	-90
PN203	11260	10990	1876	85	135	-45
PN203A	11311.7	11007.8	1893.3	620	135	-45
PN204	11626.3	10468.9	1971.9	475	139	-45
PN205	11621.7	10655.9	1992	655	128	-45
PN206	11727.1	10504.9	1995.2	555	137	-42
PN207	11437.7	10816.4	1940.2	500	146	-60
PN208	11302	10114.4	1796.1	520	137	-43
PN209	11930.4	10319.7	1986.3	600	135	-45
PN210	11491.6	9014	1847.7	545	135	-45
PN211	11181.6	9820.8	1817.8	555	135	-60
PN212	11853.7	9485.7	2097.5	535	135	-45
PN213	10947.7	9200.9	1684	495	135	-45
PN214	11088.9	9014.1	1682	500	135	-45
PN215	10134.1	9501.9	1410.5	460	0	-90
PN216	11015.1	8860.2	1632.4	400	135	-45
PN217	11174.2	8739.5	1637.8	465	135	-45
PN218	10253.9	9140.5	1361.4	450	0	-90
PN219	10829.7	9183.2	1616.8	415	145	-45
PN220	10410.2	9419.2	1412.2	500	135	-45
PN221	10777.6	9889.7	1665.3	300	135	-45
PN222	10898.7	9409.3	1692	500	135	-45
PN223	10892.4	9648.6	1716	425	135	-45
PN224	11868.7	9937.3	1953.7	395	135	-45
PN225	11709.4	9628.9	2069.3	555	135	-45
PN226	11032.9	10211.1	1586.7	155	135	-45
PN227	10073.1	10126.1	1456.5	540	0	-90
PN228	11270.3	11162.2	1886.6	500	125	-45
PN229	11260.9	11169	1887.5	260	0	-90
PN230	11925.3	9558.4	2110	520	135	-45
PN231	11783.2	9418.2	2058.2	450	135	-45
PN232	10546	8074.7	1334.5	440	90	-45

188

Drill Hole No.	Mine Easting	Mine Northing	Elevation	Depth	Azimuth	Angle
PN233	11881.1	9704	2090.2	500	135	-45
PN234	10907.4	8593.4	1529.6	515	135	-45
PN235	11552.9	9238.3	1927.6	590	135	-45
PN236	11485.2	8837.5	1816.6	520	135	-45
PN237	10332	10759.3	1502.3	505	140	-65
PN238	11305.5	11031.8	1890.4	415	75	-45
PN239	11724.4	9298.5	2015.5	460	135	-45
PN240	10284.6	8132.7	1300.4	290	0	-90
PN241	10150.1	9883.5	1455	500	0	-90
PN256	10525.4	9713.7	1485.5	800	107	-86
PN257	11861.2	9776.9	2065	425	0	-90
PN258	11747.6	9732.5	2065.2	315	0	-90
PN259	11680.3	9541.5	2052.5	420	0	-90
PN260	12024.8	9691.7	2079.5	420	0	-90
PN261	12036.8	9452.3	2133.8	200	0	-90
PN262	10625.6	10021.3	1595.8	740	0	-90
PN263	11854.4	9499.8	2098.2	200	0	-90
PN264	11960.8	9358.8	2086.3	150	0	-90
PN265	11916.1	9280.3	2047.9	420	0	-90
PN266	11676.7	9405.4	2017.6	420	0	-90
PN267	11176.4	10552.6	1792.3	140	0	-90
PN267A	11170.5	10582.4	1791.5	800	0	-90
PN268	11552.9	9466.3	1992.8	385	0	-90
PN269	11516.3	9360	1941.8	360	0	-90
PN270	11874.2	10093.9	1864.4	420	0	-90
PN271	11456.4	10747.4	1924.5	445	0	-90
PN272	11270.6	10148.5	1796.2	420	330	-70
PN273	11438	10130.7	1814.8	365	0	-90
PN274	11490	10648.6	1917.4	400	0	-90
PN275	11558.5	10538.5	1911.6	405	0	-90
PN276	11605.5	10186.2	1838.4	420	0	-90
PN277	11091.7	11044.5	1779.7	400	0	-90
PN278	11824.6	10118.8	1857.3	360	0	-90
PN279	11334.3	9420.1	1892.2	425	0	-90
PN280	11900.2	9551	2105.3	400	0	-90
PN281	11363.8	9742.5	1912.7	350	0	-90
PN282	11382.1	9833.9	1913.4	800	0	-90
PN283	11521.9	9804.6	1963.6	400	0	-90
PN284	11411.5	10464.1	1897.2	400	0	-90
PN285	11316.3	9961.8	1888.3	400	0	-90

189

Drill Hole No.	Mine Easting	Mine Northing	Elevation	Depth	Azimuth	Angle
PN286	11572.6	10067.7	1895.4	420	0	-90
PN287	11507.1	10400.2	1944.7	400	0	-90
PN288	11689.3	10059.1	1889.8	400	0	-90
PN289	11317.5	10919.7	1910.4	380	0	-90
PN290	11258.1	11161.1	1886.9	450	190	-80
PN291	11423.5	10287.9	1881.3	400	0	-90
PN292	11606.9	10296.4	1884.1	400	0	-90
PN293	10516.1	9233.1	1452.5	400	0	-90
PN294	11471	9592	1963.4	400	0	-90
PN295	10446.3	9811.3	1527.1	400	0	-90
PN296	11162.6	10005.3	1830.9	420	0	-90
PN297	11132.1	9887.7	1819	400	0	-90
PN298	11166.7	9838.2	1816.2	400	0	-90
PN299	10800.1	9702.4	1668.1	400	0	-90
PN300	10904.1	9287.4	1684.8	400	0	-90
PN301	11156.2	9510.7	1815.6	400	0	-90
PN302	11194.2	9566.7	1844.1	400	0	-90
PN303	11116.5	10063.3	1803.1	285	0	-90
PN303A	11109.3	10052	1801.7	400	0	-90
PN304	10891.3	9903.9	1726.4	400	0	-90
PN305	11037.3	9975.6	1795.1	440	350	-69
PN306	10815.2	9511.9	1663.7	400	0	-90
PN307	11110.1	9779.3	1789.2	420	0	-90
PN308	10764.4	10007.3	1666	440	25	-70
PN309	10479.1	9395.5	1433.7	460	100	-70
PN310	11411.5	10214.4	1852.2	400	0	-90
PN311	11406.9	10574.8	1869.1	420	108	-75
PN312	11138.9	9073.1	1738	400	0	-90
PN313	10756.5	9380.1	1611.3	420	82	-83
PN314	11195.7	11339.1	1908.5	400	0	-90
PN315	11103.1	11522.3	1940.7	400	0	-90
PN316	11113.5	11720.3	1951.1	400	0	-90
PN317	11196.1	11966.8	1940.3	400	0	-90
PN318	10896.9	11450.2	1825.3	375	0	-90
PN319	10947.5	11281.2	1823.7	400	0	-90
PN320	10185.5	11510.2	1479.8	400	0	-90
PN321	11275.7	9279.7	1835.9	800	0	-90
PN322	10801	9718.6	1667.8	800	0	-90
PN323	10675.8	9852.7	1607.8	800	0	-90
PN324	10679.6	11434.5	1704.4	350	0	-90

190

Drill Hole No.	Mine Easting	Mine Northing	Elevation	Depth	Azimuth	Angle
PN325	10275.5	12049.4	1584.6	400	0	-90
PN326	9555.6	11999.5	1356.2	390	0	-90
PN327	9558	12806.9	1412.9	390	0	-90
PN328	10729.6	11064.1	1665.8	400	0	-90
PN330	10781	12149.9	1770	400	0	-90
PN331	10757.4	12501.3	1728.8	400	0	-90
PN332	9914.1	12802.7	1525.2	400	0	-90
PN333	9940.9	12444.1	1474.8	400	0	-90
PN334	11111.8	11430.7	1925.5	400	0	-90
PN335	9559.9	12398.7	1374.3	500	0	-90
PN336	11091.8	11633.8	1951.9	400	0	-90
PN337	11131.2	11886.9	1935.9	380	0	-90
PN338	10749.9	11261.8	1694.9	400	0	-90
PN339	10938.1	11373.3	1825.8	400	0	-90
PN340	11107.2	8702.8	1619.3	160	0	-90
PN341	10501.2	7985.3	1321.8	400	0	-90
PN342	10642.5	8381.9	1420	400	0	-90
PN343	10593.5	8606.8	1405.2	400	0	-90
PN344	10664	8164.3	1352.6	460	0	-90
PN345	12166.4	9439.4	2176.3	200	0	-90
PN346	10583.5	9092.6	1437.9	400	0	-90
PN347	12115.3	9370.6	2135.1	200	0	-90
PN348	12063.6	9288.9	2091.8	200	0	-90
PN349	10305.4	8438.6	1289.2	400	0	-90
PN350	9913.5	8096.6	1242	350	0	-90
PN351	12164.3	9677.9	2121.2	100	0	-90
PN352	12179.7	9563.6	2177.4	130	0	-90
PN353	9883	8419.9	1277.2	350	0	-90
PN354	9337.7	8429.3	1261.8	350	0	-90
PN355	10331.9	8913	1332.6	500	0	-90
PN356	11630	9314.8	1979.6	400	0	-90
PN357	10882.3	9995.1	1726.3	335	0	-90
PN357A	10877.9	9974.6	1725.7	430	0	-90
PN358	11810.1	9280	2018.2	100	0	-90
PN359	11975.4	9156.5	2034.8	100	0	-90
PN360	10367.2	8629.5	1308.1	320	0	-90
PN361	10528.5	11841.9	1544.4	440	0	-90
PN362	10656.4	12260.6	1690.4	400	0	-90
PN363	10564.6	12032.3	1651.3	350	0	-90
PN364	11244.5	9182.1	1807	460	0	-90

191

Drill Hole No.	Mine Easting	Mine Northing	Elevation	Depth	Azimuth	Angle
PN365	10422.3	12210.7	1625.7	400	0	-90
PN366	10382.6	11744.9	1518.7	400	0	-90
PN367	9930.9	12654.5	1504.9	400	0	-90
PN368	10203.8	12420.5	1599.5	400	0	-90
PN369	10058.1	12266	1506.5	400	0	-90
PN370	9811.7	12604.8	1440.8	360	0	-90
PN371	10512.2	12772.8	1721.6	400	0	-90
PN371A	10512.7	12784.9	1721.6	80	0	-90
PN372	11240.2	9360.3	1844.7	480	0	-90
PN373	11169.5	9270.6	1800.4	460	0	-90
PN374	11643.5	8431.5	1890.8	220	0	-90
PN375	11518.8	8431.8	1847.7	400	0	-90
PN376	11829.8	9061.5	1958.6	150	0	-90
PN377	11697.1	8999.2	1893.7	150	0	-90
PN378	11083.7	9567.4	1786.5	200	0	-90
PN379	11028.4	10702.1	1770	500	0	-90
PN379A	11033.4	10692.9	1769.3	25	0	-90
PN381	11485.2	8584.5	1818.7	400	0	-90
PN383	11363.2	8286.4	1734.8	400	0	-90
PN385	11306.8	8461.7	1709	400	0	-90
PN386	9317.9	8884.5	1295.9	300	0	-90
PN388	10455.1	12576.9	1680.41	260	0	-90
PN389	10855.1	8055.1	1498	400	0	-90
PN390	10532.6	11154.8	1508.4	400	0	-90
PN391	10149	12639.4	1579.5	250	0	-90
PN392	9785.1	12364.7	1391.1	250	0	-90
PN393	10852.5	11279.3	1771	275	0	-90
PN394	10945	12041.3	1674.9	250	0	-90
PN395	11004.8	12493.1	1849.4	260	0	-90
PN396	10730.9	12647.9	1751.4	260	0	-90
PN397	10154.7	12267.2	1499.6	220	0	-90
PN398	10971.7	11878.8	1836.7	350	0	-90
PN399	10731.7	11667	1764	300	0	-90
PN400	10530.6	11450	1604.2	280	0	-90
PN401	10073.4	11885	1484.1	250	0	-90
PN402	11207	12206.5	1935.1	350	0	-90
PN403	11099.2	12194.9	1901.9	325	0	-90
PN404	10994.55	12236.2	1887.12	300	0	-90
PN405	10934.6	12423.6	1836.3	250	0	-90
PN406	10860	12280	1808.3	250	0	-90

192

Drill Hole No.	Mine Easting	Mine Northing	Elevation	Depth	Azimuth	Angle
PN407	10761.4	12254.7	1756.9	250	0	-90
PN408	10715.5	12341.7	1742.1	250	0	-90
PN409	10502.9	12159.9	1641.8	200	0	-90
PN410	10555.2	12242.5	1650	200	0	-90
PN411	10766.2	11942.9	1611.3	200	0	-90
PN412	10837.9	12008.8	1643.6	200	0	-90
PN413	10040.3	12536.1	1550.1	270	0	-90
PN414	10414.8	12674.3	1694.2	250	0	-90
PN415	10501.7	12662.5	1706.8	250	0	-90
PN416	10274.1	12590.8	1625.1	225	0	-90
PN417	10185.9	12530.2	1587.8	250	0	-90
PN418	10080	12591	1553.4	250	0	-90
PN419	10031.1	12386	1521.1	250	0	-90
PN420	9790.2	12492.2	1411.3	250	0	-90
PN421	10685.8	12411.4	1713.7	250	0	-90
PN422	10614.6	12163.3	1672.9	200	0	-90
PN423	10431.9	12301.4	1619.9	200	0	-90
PN429	11286.3	7979.3	1696.5	400	0	-90
PN430	11199.4	7695.7	1668	400	0	-90
PN431	11092.7	7423.2	1612.9	400	0	-90
PN432	10950.9	7141.9	1506.5	400	0	-90
PN433	10868	7393	1480	400	0	-90
PN434	11066.3	8188.3	1550.9	400	0	-90
PN435	10979.1	7851.5	1520	400	0	-90
PN436	10931.5	7682.2	1531.9	400	0	-90
PN437	10746.1	7820.3	1386.4	400	0	-90
PN438	10651.8	7564.8	1330.4	400	0	-90
PN439	10468	7777	1305.5	400	0	-90
PN440	10444.4	7511.8	1277.5	400	0	-90
PN441	10586.6	7274.7	1299.4	400	0	-90
PN442	10555.2	7031.9	1281	400	0	-90
PN443	10012.6	7677.5	1238.9	400	0	-90
PN444	10259.1	7268.8	1212.1	395	0	-90
PN445	10115	6992.1	1182.9	392	0	-90
PN446	9653.6	6748.1	1173	400	0	-90
PN447	9635.6	7098.6	1166.8	400	0	-90
PN448	9710.3	7464.1	1194.2	400	0	-90
PN449	9259.2	7487.2	1177.4	400	0	-90
PN450	9184.3	6946.4	1141.8	400	0	-90
PN452	11338.9	8123.6	1712.3	150	125	-45

193

Drill Hole No.	Mine Easting	Mine Northing	Elevation	Depth	Azimuth	Angle
PN453	11294.2	7984.3	1696.9	150	120	-45
PN454	11260.8	7890.9	1690.8	155	115	-45
PN455	11248.5	7791.4	1681.5	250	0	-90
PN456	11196.2	7674.7	1666.1	125	115	-45
PN457	11076.5	7387.4	1587.7	150	110	-45
PN458	10975.6	7229.7	1534.5	415	0	-90
PN459	10981.2	7227.9	1535	225	109	-45
PN460	11333	8116.8	1711.3	265	0	-90
PN461	11248	7889.8	1690.1	300	0	-90
PN462	10958.7	7135.7	1507.9	245	115	-45
PN463	10881.6	7469.5	1488.4	335	99	-50
PN464	10872.8	7468.4	1488.5	450	15	-80
PN465	10877.8	7400.9	1486.1	305	102	-45
PN466	10945.5	7668	1533.3	345	125	-45
PN467	10980.2	7854.9	1520.3	335	122	-45
PN468	11069.6	8186.4	1551.3	220	132	-45
PN468A	11075.5	8181.5	1552.5	435	132	-45
PN469	11076.8	8185.6	1552.2	400	10.5	-45
PN477	11064	9168	1709	325	0	-90
PN478	11222	9285	1676	345	0	-90
PN479	11463	9260	1800	400	216	-70
PN480	11220	8860	1641	200	90	-50
PN481	11274	8626	1671	300	90	-80
PN482	11060	8960	1652	400	115	-50
PN483	11081	8822	1655	400	90	-60
PNC-018	11601.7	10687.6	1988.6	190	30	-60
PNC-019	11727	10512.4	1993.3	204	45	-60
PNC1	10595.3	10014.3	1585.7	500	135	-45
PNC2	10944	10330.9	1698.1	388	0	-90
PNC3	11103.8	10636.8	1782.7	495	135	-45
PNC4	11198.3	9124.7	1773.3	400	135	-45
PNC5	11671	9889	1991	245	0	-90
PNC6	11324	9176	1831	360	0	-90
PNC7	11227	9794	1846	200	0	-90
PNC8	11768	10218	1881	185	0	-90
PNC9	11276	10661	1841	355	0	-90
PNC10	10924	10372	1696	400	0	-90
PNC11	10636	9713	1581	439	0	-90
PNC12	10697	10040	1625.3	415	0	-90
PNC13	10455.6	9627	1447.5	400	83	-45

194

Drill Hole No.	Mine Easting	Mine Northing	Elevation	Depth	Azimuth	Angle
PNC14	10521.3	9912.9	1568.4	430	90	-45
PNC15	10651.9	10194.5	1521.6	400	107	-45
PNC16	10980.6	10436.9	1692.2	350	135	-45
PNC17	11122.8	10633.4	1790.1	355	132	-45
R-1	11111.456	8399.43	1666.039	660	90	-65
R-2	11218.357	8200.381	1671.069	445	90	-65
R-3	11214.188	8200.399	1671.09	665	90	-85
R-4	11234.099	8298.14	1668.178	645	0	-90
R-5	11104.467	9011.747	1519.244	265	0	-90
R-6	10977.635	9106.098	1519.012	300	90	-60
R-7	11097.92	9104.882	1519.433	200	90	-60
R-8	11205.926	9196.856	1539.008	250	90	-60
R-9	10218.3	9800.23	1433.986	485	0	-90
R-10	10231.405	9706.715	1434.486	300	0	-90
R-11	11153.349	9196.461	1538.593	300	0	-90
R-12	11230	9300	1538.901	290	90	-60
R-13	11289.794	9195.348	1538.268	217	90	-50
R-14	11181.289	8601.427	1668.89	625	90	-60
R-15	11181.685	8600.833	1669.124	665	90	-70
R-16	11183.888	8500.377	1668.094	600	93	-75
R-17	11205.532	8405.403	1668.005	425	90	-45
R-18	11205.461	8405.416	1668.005	465	90	-60
R-19	11200	9000	1540	155	0	-90
R-20	11330	9100	1540	155	90	-60
R-21	11299.911	9299.088	1540.221	200	90	-50
R-22	10720.038	9199.439	1512.006	200	0	-90
R-23	10296.52	9400.485	1427.601	345	0	-90
R-24	11215.74	8501.124	1668.595	445	90	-50
R-25	11234.1	8298.14	1668.946	475	90	-80
R-26	11243.116	8683.598	1669.075	500	90	-45
R-27	11243.167	8683.496	1669.104	575	90	-60
R-28	11261.799	8590.931	1673.864	445	90	-60
R-29	11196.912	7895.75	1662.285	365	0	-90
R-30	11250.023	8100.455	1679.077	360	0	-90
R-31	11539.853	9603.201	1801.945	155	0	-90
R-32	11597.084	9404.173	1801.808	200	0	-90
R-33	11555.639	9500.607	1802.206	155	90	-60
R-34	11524.084	9502.1	1802.155	200	270	-70
R-35	11767.876	9793.685	1839.552	255	0	-90
R-36	11621.915	9783.974	1818.921	200	0	-90

195

Drill Hole No.	Mine Easting	Mine Northing	Elevation	Depth	Azimuth	Angle
R-37	11634.944	9309.277	1801.523	150	90	-45
R-38	11647.374	9126.999	1819.207	165	0	-90
R-39	11636.365	8545.51	1864.308	255	0	-90
R-40	11528.167	8621.252	1822.106	235	90	-50
R-41	11528.235	8621.197	1822.142	260	85	-70
R-42	11529.254	8468.329	1849.888	315	0	-90
R-43	11372.852	8220.274	1726.785	300	0	-90
R-44	11372.821	8219.736	1726.617	200	90	-45
R-45	11067.167	7800.41	1574.839	255	90	-50
R-46	11094.789	7992.629	1619.157	300	90	-50
R-47	11233.699	9394.784	1554.807	185	90	-60
R-48	11212.288	9393.132	1555.748	230	270	-60
R-49	12113.048	12468.326	2460.668	625	275	-75
R-50	12118.63	12466.678	2460.605	515	0	-90
R-51	12306.698	12206.023	2415.462	615	50	-50
R-52	11191.675	11344.614	1925.006	265	87	-50
R-53	11027.723	11204.773	1840.736	325	0	-90
R-54	11034.004	11205.167	1841.231	345	90	-50
R-55	11070.423	11106.525	1846.419	315	0	-90
R-56	11022.825	11309.469	1841.252	295	90	-75
R-57	10763.757	11406.318	1739.448	250	90	-75
R-58	10805.093	11209.138	1714.565	245	0	-60
R-59	11231.362	8296.505	1668.785	415	90	-70
R-60	11231.844	7993.325	1674.384	445	0	-90
R-61	10805.993	11115.264	1703.991	45	90	-75
R-68	11183.147	8199.891	1676.144	500	0	-90
R-69	11201.376	8256.582	1674.134	470	0	-90
R-70	11089.855	7992.198	1625.429	360	90	-76
R-71	11173.674	8297.07	1673.998	575	360	-90
R-72	11173.54	8090.182	1664.675	440	0	-90
R-73	11182.534	8154.31	1675.954	440	0	-90
R-74	11186.228	8153.951	1675.607	320	90	-65
R-75	11203.316	8053.256	1673.524	360	0	-90
R-76	11070.444	8253.583	1652.512	640	0	-90
R-77	11112.248	8416.776	1671.836	620	90	-70
R-78	11116.848	8415.225	1671.616	460	95	-60
R-79	11174.936	8549.502	1674.165	550	90	-70
R-80	11191.628	8548.85	1674.458	500	90	-62
R-81	11220.003	8647.769	1676.122	580	90	-70
R-82	11225.65	8647.839	1675.94	560	90	-60

196

Drill Hole No.	Mine Easting	Mine Northing	Elevation	Depth	Azimuth	Angle
R-83	11216.536	8646.919	1676.025	610	90	-75
R-84	11247.98	8646.017	1676.427	400	90	-52
R-85	11257.909	8750.367	1681.494	440	90	-45
R-86	11255.425	8750.488	1681.304	550	90	-55
R-87	11252.7	8750.028	1681.916	610	90	-61
R-88	11096.726	8050.435	1625.355	270	90	-45
R-89	11088.395	8050.396	1625.355	430	90	-80
R-90	11187.747	8649.981	1675	230	90	-85
R-91	11251.26	8745.469	1681.515	800	145	-82
R-92	10885	7400	1133	60	70	-60
R-93	10885	7400	1133	20	0	-90
R-94	10720	7100	1180	305	85	-70
R-95	10710	7100	1180	300	112	-70
R-96	10920.015	6768.136	1483.066	220	110	-75
R-97	10921.951	6767.536	1483.469	250	110	-60
R-98	10777.935	6443.858	1414.638	310	110	-50
R-99	10774.102	6449.691	1414.458	340	70	-65
R-100	10779.255	6694.942	1430.064	390	100	-73
R-101	10782.071	6691.882	1430.522	300	110	-45
R-102	10777.659	6691.2	1430.085	440	120	-72
R-103	10875.563	6540.068	1457.708	300	110	-73
R-104	10776.323	6681.437	1431.126	430	100	-80
R-105	11633.765	9241.6	1807	560	105	-72
R-106	11594.018	8827.682	1861	580	0	-90
R-107	11631.669	9254.355	1808	500	105	-70
R-108	11598.955	9434.74	1808	600	105	-70
R-109	11641.09	9736.338	1826	700	105	-60
R-110	11760.847	9903.215	1861	700	105	-70
R-111	11990.952	10058.592	1896	720	105	-75
R-112	12044.811	10157.743	1902	640	105	-80
R-113	12046.727	10157.463	1902	510	105	-70
R-114	11850.146	9896.139	1873	610	105	-70

197